UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

☒ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
- ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer
Standard Carbon Technology Inc.

Legal Status of Issuer

Form:
Corporation

Jurisdiction of Incorporation/Organization:
Delaware

Date of Organization:
May 6, 2022

Physical Address of Issuer
115 Broadway Suite 05-103, New York, NY, 10006

Website of Issuer
https://www.standardcarbon.com/

Is there a Co-Issuer? __x___ yes _______no.

Name of Co-Issuer
Standard Carbon Dealmaker SPV I LLC

Legal Status of Co-Issuer

Form:
Limited Liability Company

Jurisdiction of Incorporation/Organization:
Delaware

Date of Organization:
February 11, 2026

Physical Address of Co-Issuer:
115 Broadway Suite 05-103, New York, NY, 10006

Website of Co-Issuer:
None

Name of Intermediary through which the Offering will be Conducted:
DealMaker Securities LLC

CIK Number of Intermediary:
0001872856

SEC File Number of Intermediary:
008-70756

CRD Number, if applicable, of Intermediary:
315324

Amount of compensation to be paid to the Intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:
As compensation for the services provided by DealMaker Securities LLC, the Company is required to pay to DealMaker Securities LLC a cash fee consisting of an eight point five percent (8.5%) commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The cash fee is inclusive of transaction and payment processing fees. There is also a $47,500 advance setup fee and $15,000 monthly fee payable to DealMaker Securities LLC and/or its affiliates.

Any other direct or indirect interest in the Issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:
None

Type of Security Offered:
Common Stock

Target Number of Securities to be Offered:
1,065,389

Price (or Method for Determining Price):
$1.12, reflecting an approximately $40,000,000 pre-money valuation

Target Offering Amount:
$10,000.41

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated at Issuer's discretion.

Maximum Offering Amount (if different from Target Offering Amount):
$1,234,998.93

Deadline to reach the Target Offering Amount:
December 31, 2026

NOTE: If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current Number of Full-Time Employees, Part-Time Employees, or Independent Contractors: 12

	Most recent fiscal year-end*	**Prior fiscal year-end***
Total Assets	$1,737,172.00	$231,073.00
Cash & Cash Equivalents	$1,236,948.00	$231,073.00
Accounts Receivable	$0	$0
Short-term Debt	$83,972.00	$109,225.00
Long-term Debt	$26,385.00	$251,149.00
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$(2,657,413.00)	$(749,726.00)

*Reflects the financial results for the Crowdfunding Issuer, Standard Carbon Technology Inc. Exhibit B, attached hereto and made a part hereof, also includes the inception financials for the Co-Issuer, which was formed on February 11, 2026.

The jurisdictions in which the Issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS

EXHIBIT A: Offering Memorandum
EXHIBIT B: Issuer Financial Statements and SPV Financial Statements
EXHIBIT C: PDF of Campaign Landing Page
EXHIBIT D: Subscription Agreement between Co-Issuer and Investor
EXHIBIT E: Co-Issuer Operating Agreement
EXHIBIT F: Issuer Certificate of Incorporation
EXHIBIT G: Issuer Bylaws
EXHIBIT H: Company Stockholders Agreements
EXHIBIT I: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
April 6, 2026

Standard Carbon Technology Inc.
Standard Carbon Dealmaker SPV I LLC

SPV Interests Representing
Up to $1,234,998.93 (“Maximum Amount”) of up to 1,065,389 securities
including an aggregate $41,763.25 in Investor Transaction Fees

Standard Carbon Technology Inc. (the “Company,” “we,” “us,” “Issuer” or “our”), is offering up to **$1,234,998.93** (the “Maximum Offering Amount”) worth of Common Stock of the Company (the “Securities” or singularly the “Security”) at a price of **$1.12** per Security reflecting an approximately **$40,000,000** pre-money valuation (collectively, the “Offering”). Purchasers of Securities are sometimes referred to herein as “Purchasers” or “Investors.” The minimum Target Offering Amount is **$10,000.41** (the “Target Offering Amount”) (collectively, the “Offering”). The Target Offering Amount and Maximum Offering Amount includes the investor processing fee total for all investments. The investment will be made through Standard Carbon Dealmaker SPV I LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under the Securities Act of 1933 (the “Co-Issuer”), which will purchase the Securities from the Company on the Investors’ behalf and issue corresponding units in the Co-Issuer directly to the Investors. The Offering is being conducted on a best-efforts basis, and the Company must reach its Target Amount by December 31, 2026(the “Deadline Date”).

Unless the Company raises at least the Target Offering Amount under this Offering by the Deadline Date, no Securities will be sold in this Offering, all investment commitments will be canceled, and all committed funds will be returned. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after the Deadline Date. If the Company reaches its Target Offering Amount prior to the Deadline Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close.

Each investor must invest a minimum of $1,035.17, which is inclusive of a $1,000.16 minimum investment in the Securities by such Investor as well as an 3.5% Investor Transaction Fee that each Investor will be required to pay to the Company to help offset transaction costs. This fee is counted towards the amount the Company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding as described herein. The Broker will receive a cash commission on this fee.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The rights and obligations of any Purchasers are captured by processing a subscription, and Purchasers must complete the purchase process through our intermediary, DealMaker Securities LLC (the “Intermediary”). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the “Escrow Agent”) until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to the Deadline Date, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate," "project," "believe," "anticipate," "intend," "expect," and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*."

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CROWDFUNDING (17 CFR §227.501). PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED IN THIS FORM C. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE

UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE OF THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK & TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company and the Co-Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C and no source other than DealMaker Securities LLC (the "Intermediary") has been authorized to host this Form C and the Offering. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering, and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

Co-Issuer

This Offering has the following co-issuer(s): Standard Carbon Dealmaker SPV I LLC (the "**Co-Issuer**"), located at 115 Broadway Suite 05-103, New York, NY, 10006.

The Co-Issuer was organized as a Limited Liability Company in the United States under the jurisdiction of Delaware in the year 2026. There is no website for the Co-Issuer, but information with respect to the Co-Issuer shall be hosted on the website of the Company at https://www.standardcarbon.com/ or for the Offering at http://invest.standardcarbon.com/.

The Company has formed the Co-Issuer solely for holding the securities issued in this Offering on behalf of the Investors, who will receive corresponding units of the Co-Issuer. The Co-Issuer will serve merely as a conduit for investors to invest in the Company and will not have a separate business purpose. An investment in the Co-Issuer will allow investors to achieve the same economic exposure as if they had invested directly in the Company. Each unit of the Co-Issuer issued to an investor will correspond to a share of Common Stock of the Company held by the Co-Issuer on a one-to-one basis. The Co-Issuer does not intend to borrow or raise funds on its own account. There will be no material economic difference between an investment in the Company and the Co-Issuer; investors will retain all economic rights attributable to the underlying Common Stock, including the right to receive distributions and to participate in liquidation proceeds. The Co-Issuer will be managed by a manager who will be the then current Chief Executive Officer of the Company (the "**CEO**"). Additionally, the CEO will designate a lead investor (the "**Lead Investor**"), who will not be compensated, to which each Investor will grant an irrevocable proxy and power of attorney (the "**Investor POA**") to vote such Investor's units of the Co-Issuer. This Investor POA arrangement delegates the exercise of voting rights to the Lead Investor but does not eliminate or diminish any investor's underlying rights with respect to matters requiring a stockholder vote at the Company level or a member vote at the Co-Issuer level. Investors, by making their investment, agree that the Lead Investor shall have full discretion to vote the units and the shares in his or her discretion.

The Securities in this Offering will be issued by both the Company and the Co-Issuer in that the Company will issue its Common Stock to the Co-Issuer, and the Co-Issuer will correspondingly issue units directly to the Investors on a one-to-one basis. The proceeds from the Offering will be received by the Co-Issuer and invested immediately in the Securities issued by the Company. The Co-Issuer will be the legal owner of the Common Stock. Investors in this Offering will own units of the Co-Issuer. Pursuant to SEC rules under Regulation Crowdfunding (17 CFR §227.100(b)) and the Investment Company Act exemption under Rule 270.3a-9, the Co-Issuer is structured to provide investors with substantially the same economic interest and voting rights as if they had invested directly in the Company's Common Stock. Each Co-Issuer unit corresponds on a one-to-one basis to a share of Company Common Stock, and investors retain all economic rights (including the right to receive distributions and participate in liquidation proceeds) attributable to the underlying Common Stock. The Investor POA arrangement described herein does not eliminate or diminish any investor's statutory or contractual rights with respect to either the Co-Issuer units or the underlying Company Common Stock; rather, it delegates the exercise of voting rights to the Lead Investor while

preserving the investor's underlying economic and governance interests. The Company believes this structure satisfies the requirements of both Regulation Crowdfunding and Rule 270.3a-9.

Company Overview

Standard Carbon is an energy infrastructure company focused on developing solutions that convert waste carbon emissions into lower-carbon fuel. The Company has developed the **Carbon Bridge™ platform**, which is designed to convert carbon emissions into renewable natural gas referred to as **StandardRNG™**.

The Carbon Bridge™ platform is designed to integrate with existing industrial and energy infrastructure. By utilizing existing systems and equipment, the Company aims to provide building owners, industrial operators, and energy infrastructure operators with a practical pathway to reduce carbon intensity and increase power availability while maintaining operational continuity.

Standard Carbon's solutions are intended for use across a range of sectors including **commercial and residential real estate, industrial facilities, and energy infrastructure operators**. The Company's approach focuses on enabling emissions reduction while maintaining operational efficiency and supporting evolving environmental and regulatory objectives.

Business Model

Standard Carbon is an energy infrastructure company focused on developing solutions that convert waste carbon emissions into valuable low carbon fuel. The Company has developed the **Carbon Bridge™ platform**, which is designed to convert carbon emissions into renewable natural gas referred to as **StandardRNG™**.

The Carbon Bridge™ platform is designed to integrate with existing industrial and energy infrastructure. By utilizing existing systems and equipment, the Company aims to provide building owners, industrial operators, and energy infrastructure operators with a practical pathway to reduce carbon intensity while increasing power availability while maintaining operational continuity.

Standard Carbon's solutions are intended for use across a range of sectors including **real estate, industrial facilities, and energy infrastructure operators**. The Company's approach focuses on enabling emissions reduction while maintaining operational efficiency and supporting evolving environmental and regulatory objectives.



Competitors

The Company operates within the broader **waste-to-energy and renewable gas sector**. Competing technologies include systems that generate renewable natural gas from biological sources such as livestock manure, wastewater treatment facilities, and landfill gas capture systems.

These technologies typically rely on biological feedstocks and site-specific waste streams, which may limit the scale and geographic flexibility of production. Other competing approaches may include electrification technologies, alternative carbon utilization technologies, and emerging decarbonization platforms.

The Company believes that it is competitive given the potential for its technology to develop and produce low carbon fuels at scale across a range of sectors. For additional information see “Competitive Advantage / Why Standard Carbon” below.

Current Stage

Having completed the core development of its Carbon Bridge™ platform, the Company is currently in the **commercialization stage** and is focused on active project deployment and market expansion, including executing commercial installations, expanding partnerships with infrastructure participants, and scaling its deployment pipeline.

The Company has multiple projects under development and financing partners engaged to support near-term deployments. Management is focused on accelerating market penetration, generating real-world operational data from early deployments as they arise, and demonstrating the commercial and environmental benefits of the Carbon Bridge™ platform across multiple applications.

As operational data from these deployments becomes available, the Company believes it will further strengthen its position in the rapidly growing decarbonization and low-carbon fuel markets. Management sees significant long-term opportunity to scale the platform globally across commercial buildings, industrial facilities, and energy infrastructure markets.

Future Roadmap

The Company intends to expand its project development activities throughout the **United States** while exploring opportunities in additional international markets, including **the Middle East, Europe, India and Asia**. Future growth is expected to focus on scaling deployments, expanding strategic partnerships, and developing additional project opportunities in markets where new power solutions are needed and where needs align with the Company’s platform. The Company also sees an opportunity to supply “Green Power” to Data Centers via producing low carbon fuel at scale by adding our technology to existing infrastructure while increasing power output.

Market Opportunity / Why Now

Energy infrastructure systems around the world are undergoing significant transformation as governments, utilities, and private-sector operators seek to reduce carbon emissions while maintaining reliable energy supply. At the same time, much of the existing building and industrial energy infrastructure continues to rely on combustion-based systems that cannot easily be replaced without substantial capital investment.

In many markets, including major urban centers, regulatory frameworks are being implemented to reduce building emissions and improve energy efficiency. Examples include policies such as **New York City’s Local Law 97**, as well as similar emissions reduction initiatives in the United States, Europe, and other regions. These regulations are creating increased demand for practical solutions that allow building owners and infrastructure operators to reduce emissions without requiring complete replacement of existing systems.

Standard Carbon’s Carbon Bridge™ platform is designed to address this market need by enabling the production of low carbon synthetic natural gas using existing infrastructure. By integrating with existing energy systems and pipeline networks, the Company’s approach seeks to provide an incremental pathway for emissions reduction that may be more feasible for many facilities than large-scale infrastructure replacement.

In addition to regulatory drivers, broader market trends are contributing to the demand for solutions that improve energy efficiency, reduce emissions, and enhance energy resilience. These trends include:

• Increasing regulatory focus on carbon reduction and emissions reporting
• The need to modernize aging energy infrastructure

• Rising demand for distributed and flexible energy systems
• Corporate sustainability and environmental reporting requirements
• Continued global investment in energy transition technologies

The Company believes these factors collectively support a growing market opportunity for solutions that can reduce carbon intensity while leveraging existing energy infrastructure.

Use of Proceeds

The Company intends to use the proceeds from this Offering to support continued development and commercialization of its Carbon Bridge™ platform and related energy infrastructure solutions.

Primary uses of proceeds are expected to include the following:

Intermediary + Transaction Fees (8.5% total, including 3.5% transaction fee)
Hiring
Business Development – Advertising & Outreach
Travel and related expenses
Legal & IP Costs
General Corporate Purposes

The Company expects that most project construction costs will be financed through **project-specific special purpose vehicles (SPVs)** funded by third-party infrastructure investors and financing partners. This approach is intended to allow the Company to scale deployments while limiting the need to finance large capital projects directly from the Company's balance sheet.

Actual allocation of proceeds may vary depending on market conditions, project opportunities, and strategic priorities at the time funds are deployed.

Competitive Advantage / Why Standard Carbon

The Company believes its approach to carbon reduction and energy infrastructure offers several potential advantages compared to certain alternative solutions currently available in the market.

Integration with Existing Infrastructure
The Carbon Bridge™ platform is designed to integrate with existing building and industrial energy systems, which may reduce the need for costly replacement of existing heating or combustion equipment.

Distributed Energy Approach
The Company's technology is designed to operate at or near the point of emissions generation, which may allow deployments across a wide range of locations including commercial buildings, industrial sites, and energy infrastructure facilities.

Compatibility with Existing Fuel Systems
StandardRNG™ is designed to function similarly to conventional natural gas, allowing it to be used within existing energy systems and, where applicable, delivered through existing natural gas infrastructure.

Flexible Deployment Model
The Company intends to deploy projects through partnerships with building owners, infrastructure operators, and project finance providers using SPV structures that allow individual projects to be financed and operated independently.

Alignment with Decarbonization Objectives
The Company's platform is intended to support carbon reduction strategies and may assist certain facilities in meeting emissions reduction targets established by regulatory or voluntary environmental frameworks, depending on project configuration and applicable regulatory treatment.

PERKS

Investors could receive additional Securities in the proportions listed below for meeting the criteria listed below (such additional Securities, the "Bonus Shares"). Bonuse Shares will be stackable such that a participant can receive both a time-based bonus and an amount-based bonus, provided that no single Investor can receive more than 12% Bonus Shares across all aggregate investments made by such investor. Bonus Shares will be issued concurrently with the Shares otherwise purchased under this Offering, will be the same class as otherwise issued under this Offering, and can be received for each investment made over the Offering to the extent such investment qualifies, with amount-based Bonus Shares taking into account an investors aggregate investments made over the course of this Offering. DealMaker Securities LLC has not been engaged to assist in the distribution of additional Bonus Shares and will not receive any compensation related to the Bonus Shares.

Time-based

Invest within First Month – An Investor will receive 5% Bonus Shares for investing within the period beginning on the day this offering is launched through 11:59 pm Eastern Daylight Time ("EDT") on Tuesday, May 5, 2026.

Invest by the Second Month – An Investor will receive 3% Bonus Shares for investing within the period beginning on Tuesday, May 6, 2026, through 11:59 pm EDT on Thursday, June 4, 2026.

Amount-based

An Investor will receive a number of Bonus Shares equal to the proportion of their investment in Securities listed in the column titled "Bonus Shares" below for the purchase of Securities pursuant to the Offering in an amount in excess of the amount listed in the column titled "Investment Amount" below. Each Investor's aggregate investment amount over the course of the Offering will be taken into account when calculating the number of Bonus Shares an Investor is entitled to receive (for example, if an Investor initially invests $1,000 but later invests and additional $1,500, that Investor would qualify for 3% Bonus Shares given their cumulative investment of $2,500). Amounts paid to Investor Transaction Fees will not be considered when calculating the amount required under the column titled "Investment Amount."

Investment Amount	Bonus Shares
$0 to $2,499	No Bonus Shares
$2,500 to $4,999	3% Bonus Shares
$5,000 to $9,999	5% Bonus Shares
$10,000 to $24,999	7% Bonus Shares
$25,000+	10% Bonus Shares

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors and officers of the Company, inclusive of all key persons, are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Officers and Directors

The table below sets forth our directors and executive officers as of the date of this Form C.

Name	Position	Age	Term of Office

Officers:

Andrew E. Lauter	Chief Executive Officer	52	2 years
Natan Shahar	Founder & Chief Strategy Officer	40	7 years

Directors:

Andrew E. Lauter	Director & Chief Executive Officer	52	2 years
Natan Shahar	Director	40	3 years
Kris Haber	Director	55	3 years
Joel Clayman	Director	80	3 years

Andrew E. Lauter—Chief Executive Officer and Director

A seasoned energy executive and entrepreneur, Drew brings 25 years of experience in renewable power, manufacturing, and capital markets. Former CEO of Maze Environmental and COO of Lynq Technologies, he has built and scaled technology ventures through disciplined execution and investor alignment. At Standard Carbon, Drew leads global strategy and corporate development, with a focus on ensuring the CB1000 and CB2000 platforms become the standard for profitable decarbonization and energy storage. His mission: build a company that stands not on subsidies, but on efficiency, engineering, and durable economics.

Natan Shahar — Founder, Chief Strategy Officer and Director

Mechanical and Environmental Engineer (Columbia University) and inventor of the Carbon Bridge process, Natan has led the company from concept to commercial deployment. He spent two decades designing complex energy systems across New York City before founding Standard Carbon in a mission to transform decarbonization from a regulatory burden into a profitable energy platform. He directed seven years of R&D culminating in the Israel pilot (2023) and the CCNY Hudson Basin deployment (2025). His leadership bridges science, engineering, and commercialization.

Kris Haber—Director

Mr. Kris Haber has served as a Director of the Company for three years. He is an American businessman who, over the course of his 30-year career, has led the growth and development of successful boutique and scaled global financial enterprises. Previously, Mr. Haber held various roles at Lazard Asset Management, LLC., a division of Lazard, LTD., a firm managing approximately $170 Billion in assets under management. He spent approximately 14 years at Lazard rising to Managing Director and Head of Alternative Investments. As a prominent figure within the investment arena, he has been engaged in a variety of control-oriented, middle market buyout, and early-stage investment acquisitions within technology, healthcare, and consumer products.

During his tenure, Mr. Haber has held the position of COO and Chairman of Safanad, LTD where he managed its business in the UK, UAE and US and teams responsible for 36 transactions. Previously, he held the position of COO and Partner at Advent Capital Management, LLC in New York, an advisory firm managing in excess of $11B on behalf of corporations, sovereign wealth funds and high net worth individuals, globally. As a seasoned veteran, Mr. Haber's background combines experience including posts as CEO of Presidio Capital Group, LLC and President of Threadneedle Investments NA, LLC a division of Ameriprise, Inc, a $900B asset management firm. Mr. Haber is engaged in various board level and philanthropic activities as a director, officer and advisor to corporate entities and non-profits. Haber is currently a partner at Investcorp.

Joel Clayman—Director

Joel Clayman is a private investor based in Boca Raton, Florida, originally from Ohio, with a background in business and asset management. He is actively involved in early-stage and growth investments and participates through

personal and affiliated investment vehicles. Joel is also engaged in philanthropic efforts, including leadership of a family foundation. He is an investor in Standard Carbon and supports the company's mission to deploy scalable low-carbon energy solutions.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-attacks and the ability to prevent those attacks). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

An investment in the Company involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

New technologies may be developed that compete with or outperform the Company's platform.

The energy and decarbonization industries are experiencing rapid technological innovation. New technologies, including electrification solutions, advanced energy storage systems, hydrogen production technologies, alternative carbon capture methods, and other emerging decarbonization platforms, may be developed that compete with or outperform the Company's platform. If alternative technologies become more cost-effective, scalable, or widely adopted than the Company's solutions, demand for the Company's products and services could be reduced.

The Company's projects may be affected by utilities, grid operators, and energy market structures.

The Company's projects operate within broader regional energy systems that are influenced by utilities, grid operators, and energy market structures. While many deployments are designed to operate behind the meter, certain aspects of project development may involve coordination with utilities or compliance with energy infrastructure requirements. Utilities and regulators may adopt policies or technical requirements that could affect the timing, cost, or feasibility of certain deployments.

The timing and pace of the energy transition remain uncertain and may affect market adoption of the Company's solutions.

The Company's business model is positioned to benefit from the global transition toward lower-carbon energy systems and the increasing regulatory focus on emissions reduction. However, the timing and pace of the energy transition remain uncertain and may vary significantly across jurisdictions and markets. If building owners, infrastructure operators, or regulators adopt alternative compliance pathways, delay investments in decarbonization infrastructure, or prioritize other technologies, the market adoption of the Company's solutions could develop more slowly than anticipated.

The Company is operating in an emerging market segment, and long-term customer adoption patterns remain uncertain.

The Company is operating in an emerging segment of the energy transition market involving distributed carbon utilization and on-site energy infrastructure solutions. Because this market is still developing, long-term customer adoption patterns, regulatory frameworks, and financing structures are still evolving. As a result, the Company's long-

term growth prospects may depend on factors outside of its direct control, including broader market acceptance of similar infrastructure solutions.

The Company may be unable to successfully execute its growth strategy.

The Company's strategy involves scaling deployments through partnerships with building owners, infrastructure investors, utilities, and project finance providers. Successfully executing this strategy will require coordination among multiple stakeholders and continued development of project financing structures. If the Company is unable to successfully coordinate these relationships or scale its project pipeline as anticipated, growth may occur more slowly than expected.

Investors should not expect liquidity in the near term and may not be able to sell their securities.

Investors should not expect that the Company's securities will become publicly traded in the near term if ever. Liquidity for investors may depend on future events such as a merger, acquisition, or other liquidity transaction. There can be no assurance that any such event will occur or that investors will be able to sell their securities at a favorable price.

The occurrence of any of the foregoing risks, individually or in combination with other risks and uncertainties, could materially and adversely affect the Company's business, financial condition, results of operations, and prospects.

Our business projections are only projections.

There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product, that people think it's a better option than a competing product, or that it will be able to provide the service at a level that allows the Company to make a profit and still attract business.

The transferability of the Securities you are buying is limited.

Any Securities purchased through this Offering is subject to SEC limitations on transfer. This means that the Securities you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time.

You should be prepared to hold the Securities for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the Securities. More importantly, there is no established market for these Securities, and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing industry participant. However, that may never happen, or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds, it will not succeed.

Even if the maximum amount is raised in the Offering, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought in this Offering, it will have to find other sources of funding for its plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing additional capital in the form of access to credit, equity capital, or otherwise to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we

cannot obtain credit when we need it, credit support is insufficient to fund our needs, or credit terms are less favorable to equity capital or other alternatives, we could raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our activities. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our activities, the unavailability of credit or other forms of capital on desirable terms could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment.

We will likely need to engage in common equity, debt, or preferred securities financings in the future, which may reduce the value of your investment in the Securities. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred securities could be more advantageous to those investors than to the holders of the Securities. In addition, if we need to raise more equity capital from the sale of Securities or other equity, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly at a lower purchase price per Security. In fact, we intend to issue up to 1,363,326 additional shares of Series A Preferred Stock of the Company at $1.0269/share (approximating around $1.4 million in value) prior to the initial issuance of the Securities this year (the "Series A Issuance"), and such shares will be senior in preference and most rights to the Common Stock of the Company issued to the Co-Issuer, and the price per share of the Securities has been calculated assuming the issuance of all 1,363,326 additional shares of Series A Preferred Stock of the Company.

Management of the Company may make decisions in the best interests of all of the stockholders which may dilute your position.

Management of the Company may raise additional capital that could be dilutive economically and from a corporate governance perspective to the Common Stock held by the Co-Issuer which correspond to the units of the Co-Issuer that you hold. Management may also deem it necessary to install or increase a management incentive plan to incentivize management and employees which could be dilutive to your investment. As mentioned, we do intend to issue additional preferred stock of the Company later this year that will be senior in preference and most rights to the Common Stock of the Company issued to the Co-Issuer.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described herein is an estimate based on our current business plan. However, we may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward-Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and have not been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this Offering may include investments from Company insiders or immediate family members.

Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this Offering. Any such investments will be included in the raised amount reflected on the campaign page.

You must keep records of your investment for tax purposes.

As with all investments in securities, if you sell the Securities, you will probably need to pay tax on the long- or short-term capital gains that you realize if you make a profit, and record any loss to apply it to other taxable income. If you do not have a regular brokerage account, or your regular broker will not hold the Securities for you (and many brokers refuse to hold non-public Securities for their customers), there will be nobody keeping records for you for tax purposes, and you will have to keep your own records and calculate the gain on any sales of the Securities you sell. If you fail to keep accurate records or accurately calculate any gain on any sales of the Securities, you may be subject to tax audits and penalties.

Using a credit card to purchase Securities may impact the return on your investment.

Investors in this Offering have the option of paying for their investment with a credit card. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the Securities you buy and would be in addition to the Investor Transaction Fee on your investment. See "Plan of Distribution." The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. These increased costs may reduce the return on your investment. The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018, entitled: Credit Cards and Investments - A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

Any Valuation at This Stage Is Difficult to Assess.

Any valuation at this stage is difficult to assess. The Company has set the price of the Securities in this Offering at $1.12, reflecting an approximately $40,000,000 pre-money valuation. The valuation for this Offering was established by the Company and is not based on the financial results of the Company, and also assumes the issuance of 1,363,326 additional shares of Series A Preferred Stock of the Company at $1.0269/share (approximating around $1.4 million in value) prior to the initial issuance of the Securities this year. Instead, it is based on management's best estimates of the investment value of the Company, which is a subjective measure. This differs significantly from listed companies, which are valued publicly through market-driven stock prices. The valuation of private companies, especially early-stage companies, is difficult to assess and you may risk overpaying for your investment.

The Investor Transaction Fee may not count toward your cost basis for tax purposes.

The IRS and/or another relevant tax authority may consider the price of the Securities before including the Investor Transaction Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

Risks Related to the use of an SPV

You will not be investing directly into the Company, but into a special purpose vehicle.

Changes to the securities laws that went into effect March 15, 2021, permit us to use a "special purpose vehicle" or "SPV" in this offering pursuant to 17 CFR §227.100(b). The Co-Issuer is also exempt from registration as an investment company under the Investment Company Act of 1940 pursuant to Rule 270.3a-9. That means that you will invest and purchase units in Standard Carbon Dealmaker SPV I LLC, becoming a member of the SPV, and Standard Carbon Dealmaker SPV I LLC purchases our Common Stock. A condition to using an SPV under Regulation Crowdfunding is that the SPV securities provide investors with substantially the same economic interest and voting rights as the underlying securities would provide if held directly. The Investor POA arrangement does not eliminate or diminish any investor's underlying rights; instead, it delegates the exercise of voting rights to the Lead Investor while fully preserving the investor's economic interest (including the right to receive distributions, participate in liquidation proceeds, and benefit from any appreciation in value) and the investor's right to participate in any matter requiring a stockholder vote at the Company level or a member vote at the Co-Issuer level. The Investor POA relates solely to the manner in which such votes are cast, not to the existence of the voting rights themselves. The Company believes this structure satisfies the requirements of Regulation Crowdfunding and Rule 270.3a-9. However, it may not

always be possible to replicate corporate rights exactly in an LLC structure, and because voting discretion is exercised by the Lead Investor rather than directly by each investor, there may be unforeseen risks and complications. You will also be relying on our Chief Executive Officer, as the Manager of the SPV, to make sure the SPV complies with Delaware law and functions in accordance with securities law. The structure of the SPV is explained further in the section entitled, "CAPITALIZATION AND OWNERSHIP." The SPV will terminate and distribute the securities it holds to you, so that you may hold them directly, in certain circumstances. Due to this structure, there may be delays, complications and unexpected risks.

Investors will grant voting rights to the Lead Investor via an irrevocable proxy and power of attorney.

Investors in this Offering will not have direct voting rights with respect to the Common Stock held by the Co-Issuer or the units of the Co-Issuer. Instead, each Investor will grant the Lead Investor the Investor POA to vote such Investor's units of the Co-Issuer. As a result of this Investor POA arrangement, the Lead Investor will have full discretion to vote the units and the shares in his or her discretion on all matters submitted for approval. Investors will not have any direct influence over matters requiring stockholder or member approval, including the election of directors or managers and approval of significant Company transactions, nor the Company's management and policies. Moreover, those with direct voting rights (other than through the Co-Issuer) could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, issue additional securities which may dilute you, repurchase securities of the Company, enter into transactions with related parties or support or reject other management and board proposals. Investors in the Co-Issuer will indirectly hold only Common Stock and are completely passive investors. Lastly, the Co-Issuer will be subject to the provisions of the Stockholders Agreements (as defined below).

The Investor POA arrangement may be determined by regulators to not comply with applicable law.

The Company believes that the Investor POA structure satisfies the Regulation Crowdfunding requirement under 17 CFR §227.100(b)(3) that SPV securities provide investors with substantially the same economic interest and voting rights as a direct investment in the underlying securities, as well as the requirements of Rule 270.3a-9 under the Investment Company Act. Under this structure, each Co-Issuer unit corresponds to one share of Company Common Stock, and the Lead Investor exercises the voting rights attached to both the units and the underlying shares on a one-to-one basis. Importantly, the Investor POA arrangement does not eliminate or reduce any investor's underlying rights: investors retain full economic rights (including participation in distributions, liquidation proceeds, and appreciation), and the right to participate in any matter requiring, by statute, a stockholder vote at the Company or member vote at the Co-Issuer is preserved-only the exercise of such voting rights is delegated to the Lead Investor, who will not be compensated. However, because the SEC has provided limited guidance on the application of these requirements to proxy and power of attorney arrangements where the Lead Investor is not compensated, and because investors do not retain personal discretion over how votes are cast, there can be no assurance that the SEC or a court would agree with the Company's position. If the Investor POA structure were determined not to satisfy Regulation Crowdfunding or Rule 270.3a-9 requirements, the Offering could be subject to rescission or other remedies, which could have a material adverse effect on the Company and investors.

The Company may experience conflicts of interest as manager of the Co-Issuer.

The Company may experience conflicts of interest as manager of the Co-Issuer in enforcing investor and Co-Issuer rights against the Company, which conflicts may cause the Company to take actions less favorable to investors than if the Co-Issuer manager were an unrelated third party.

ADDITIONAL RISKS

Rapid business expansion may place strains on the Company.

The Company is in an active phase of commercial scale-up. Rapid growth will place strains upon management, administrative, operational, and financial infrastructure. The Company's success will be dependent upon efforts to attract, retain, train, and develop qualified engineers, project managers, commercial personnel, and other staff. If we are not able to manage growth and expansion while maintaining the quality of service and execution, the Company's

business will suffer. Continued progress is tied to successful execution across deployments and customer programs. There is no guarantee that we will be able to grow the business in the anticipated time frame or at all.

We will need, but may be unable to obtain, additional funding on satisfactory terms, which could dilute our stockholders or impose burdensome financial restrictions on our business.

As with most infrastructure-focused platforms, ongoing access to project and corporate financing supports continued growth and portfolio buildout. Future financings may not be available on a timely basis, in sufficient amounts or on terms acceptable to us, if at all. Any debt financing or other financing of securities senior to the Common Stock will likely include financial and other covenants that will restrict our flexibility. Any failure to comply with such covenants would have a material adverse effect on our business, prospects, financial condition and results of operations because we could lose such existing sources of funding and impair our ability to secure new sources of funding. If we do not obtain additional financing, our ability to execute our business plan may be limited, in which case you could lose the entirety of your investment in us.

Project implementation and operations involve significant complexity and may be subject to delays and cost overruns.

Deployments involve engineering, permitting, interconnection, commissioning, and long-term maintenance, all of which influence timing and cost efficiency. Project development can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, and unusual or unexpected work interruptions. Any material changes in project timelines, costs, or technical requirements may affect the economic viability of projects undertaken by the Company. In addition, there can be no assurance that project performance in small scale, pilot, or laboratory tests will be duplicated in larger scale deployments or during full commercial operation. To the extent that the Company is unable to execute projects as expected and estimated, the Company's business may be materially and adversely affected.

Our growth depends on securing and maintaining long-term agreements with strategic counterparties.

Growth depends on securing and maintaining long-term agreements with building owners, industrial operators, utilities, and other strategic counterparties. The Company's ability to achieve its business objectives will depend on its success in negotiating favorable commercial terms, maintaining strong relationships with customers and partners, and ensuring contract performance over extended time periods. Many agreements may extend over multi-decade horizons, and long-term outcomes depend on counterparty strength and operating consistency. If the Company is unable to secure new contracts, or if existing counterparties experience financial difficulties, default on their obligations, or terminate agreements, it could materially adversely affect the Company's business, financial condition, and results of operations.

Our business and operations are affected by energy market and pricing structures.

Project economics may be influenced by commodity pricing and power market dynamics. Energy prices fluctuate widely and are affected by numerous factors beyond the Company's control such as global and regional supply and demand, production and consumption patterns, interest rates, inflation or deflation, government regulations relating to prices, environmental protection, and international political and economic trends, conditions and events. While we intend to pursue mitigation strategies where appropriate, if these or other factors adversely affect energy pricing or market structures in ways that negatively impact project economics, the market price of the Company's Securities may decline, and the Company's operations may be materially and adversely affected.

Scaling energy infrastructure requires specialized equipment, and supply chain disruptions could delay our operations.

Scaling energy infrastructure requires specialized equipment, and deployment schedules may reflect manufacturing and procurement timelines. Competition for equipment and services could result in delays if such equipment or services cannot be obtained in a timely manner due to inadequate availability and could also cause scheduling difficulties and cost increases due to the need to coordinate the availability of equipment or services. Supply chain disruptions, whether caused by global events, supplier financial difficulties, transportation issues, or other factors,

could materially increase project development costs and/or construction costs, result in project delays, and generally and adversely affect the Company and its business and prospects.

Our projects may be subject to permitting and regulatory approval processes that could cause delays or prevent development.

Many projects require local approvals and utility coordination, which can vary by jurisdiction and site conditions. The Company's operations are subject to government legislation, policies and controls relating to development, construction, environmental protection, and energy infrastructure. In order for the Company to carry out its activities, various licenses and permits must be obtained and kept current. There is no guarantee that these licenses and permits will be granted, or that once granted it will be maintained and extended. Delays or a failure to obtain such permits, or a failure to comply with the terms of any such permits, could have a material adverse impact on the Company. Utilities and regulators may adopt policies or technical requirements that could affect the timing, cost, or feasibility of certain deployments.

We are engaged in a competitive industry environment and may face competition from better-funded competitors.

The decarbonization sector continues to evolve rapidly, with multiple pathways and technologies emerging across the market. Our ability to acquire customers and develop projects in the future will depend not only on our ability to execute our present business plan, but also on our ability to continue to demonstrate competitive advantages relative to alternative solutions. The Company may be at a competitive disadvantage because it must compete with other entities and companies, many of which have greater financial resources, operational experience, and technical capabilities than the Company. Some competitors have longer operating histories and significantly greater financial, marketing, technical, or other competitive resources. As a result, competitors may be better able to overcome capital markets dislocations, adapt more quickly to new or emerging technologies and changes in customer preferences, or compete for skilled professionals. We cannot assure you that we will be able to compete successfully with new or existing competitors. If we are not able to compete effectively, our results of operations may be adversely affected.

We are reliant on key personnel.

Continued expansion depends on attracting and retaining experienced engineering, finance, and commercial leadership. The Company's technology development, customer acquisition, and commercial implementation will depend on the efforts of key management and other key personnel. Loss of any of these people, particularly to competitors, could have a material adverse effect on the Company's business. The marketplace for key skilled personnel is becoming more competitive, which means the cost of hiring, training, and retaining such personnel may increase. Factors outside the Company's control, including competition for human capital and the high level of technical expertise and experience required to execute development and deployment, will affect the Company's ability to employ the specific personnel required. Due to the relatively small size of the Company, the failure to retain or attract a sufficient number of key skilled personnel could have a material adverse effect on the Company's business, results of future operations and financial condition. Moreover, the Company does not currently intend to take out 'key person' insurance in respect of any directors, officers or other employees.

Our business and operations are affected by global financial conditions and capital market volatility.

Broader economic trends, interest rates, and capital markets may influence the pace of financing and customer adoption. Global financial conditions have been characterized by increased volatility and limited access to public and private financing, particularly for early-stage and infrastructure companies. These matters could negatively impact our ability to obtain equity or debt financing in the future on terms favorable to the Company or at all. Additionally, broader economic conditions may affect customer willingness to enter into long-term contracts or make infrastructure investments. If such conditions continue or worsen, our operations and growth prospects could be negatively impacted.

Risks Related to Our Company

Our financial situation may create substantial doubt as to whether we will continue as a going concern.

Since inception, the Company has generated limited revenues, has incurred losses, and may have an accumulated deficit. Further, the Company may incur net losses in the foreseeable future as a result of increased operating expenses related to deployment of Carbon Bridge™ projects, manufacturing and scaling equipment, the operations necessary to reach commercial contracts and otherwise. There can be no assurances that the Company will be able to achieve a level of revenues adequate to generate sufficient cash flow from operations or obtain funding from this Offering or additional financing through private placements, public offerings, and/or bank financing necessary to support working capital requirements. If adequate working capital is not available, the Company may be forced to discontinue operations, which would cause investors to lose their entire investment.

Failure to properly manage costs may have an adverse impact on us.

Managing costs is a complex undertaking. Even if the Company carries out well-considered, planned, and executed strategies, it may not be able to achieve the efficiencies, savings, or timetable anticipated. Expected efficiencies, savings, and benefits may be delayed or not realized at all, and the Company's operations and business could be disrupted. Excessive use of cash to fund operations may necessitate significant changes to cost structures if the Company is unable to grow its revenue base to the necessary levels for funding ongoing operations.

If we become involved in litigation, our operations and prospects may be adversely affected.

While the Company is not currently involved in any disputes or litigation, it may become involved in disputes with other parties in the future which may result in litigation. The results of litigation cannot be predicted with certainty. If the Company is unable to resolve potential disputes favorably, it may have a material adverse impact on its ability to carry out its business plan.

Risks Related to Our Business

We may face difficulty in scaling our technology to a commercial scale.

While the Company's core Carbon Bridge™ technology has shown promise in its current development stage, a number of scaling steps, including further real-world testing and commercial-scale deployments, may be necessary before the technology will be available for full commercial deployment. There is no guarantee that the Company's technology will perform at scale with results similar to those achieved in smaller-scale testing or development. Any delay in achieving key scaling milestones consistent with anticipated economic and environmental benefits could have a material adverse effect on the Company's business and financial condition.

We may not maintain adequate insurance for our needs.

The Company's business is generally subject to a number of risks and hazards, including adverse environmental conditions, industrial accidents, labor disputes, unusual or unexpected work conditions, changes in the regulatory environment, and natural phenomena such as inclement weather conditions. Such occurrences could result in damage to the Company's equipment, technology, and production facilities, personal injury or death, environmental damage, monetary losses, and possible legal liability. The Company may be unable to maintain insurance to cover all potential risks associated with its operations at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Losses from uninsured events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Unpredictable events could seriously harm our future revenues and financial condition, delay our operations, increase our costs and expenses, and affect our ability to raise capital.

The Company's operations could be subject to unpredictable events, such as extreme weather conditions, medical epidemics or pandemics, other natural or manmade disasters or business interruptions, or any acts of God or force majeure events, for which the Company may not be adequately insured. The occurrence of any of these business disruptions could seriously harm the Company's operations and financial condition and increase its costs and

expenses. Additionally, significant disruptions to the global financial markets could impact the Company's ability to raise additional capital.

We may be required to make significant expenditures related to health, safety, and community relations.

The Company's operations may be subject to various health and safety laws and regulations that impose duties on the Company relating to worker safety and the surrounding communities. The costs associated with compliance with such health and safety laws and regulations may be substantial, and any amendments to such laws and regulations, or more stringent implementation thereof, could cause additional expenditure or impose restrictions on, or suspensions of, the Company's operations.

We are subject to environmental regulations and risks.

The Company's activities may be subject to extensive federal, state, and local laws and regulations governing environmental protection and employee health and safety. Environmental legislation is evolving in a manner that is creating stricter standards, while enforcement, fines, and penalties for noncompliance are more stringent. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations. Furthermore, any failure to comply fully with all applicable laws and regulations could have significant adverse effects on the Company, including the suspension or cessation of operations. Activities at the Company's project sites may give rise to environmental damage and create liability for the Company. To the extent the Company is subject to environmental liabilities, the payment of such liabilities or the costs the Company may incur to remedy environmental issues would reduce otherwise available funds and could have a material adverse effect on the Company.

Risks Related to Our Intellectual Property

If we are unable to protect our intellectual property rights or if our intellectual property rights are inadequate for our technology, our competitive position could be harmed.

The Company's commercial success will depend in large part on its ability to obtain and maintain patent and other intellectual property protection with respect to its proprietary technology and products. The Company relies on trade secrets, patents, copyright and trademark laws, and confidentiality and other agreements with employees and third parties, all of which offer only limited protection. The patent positions of companies in the energy technology space are highly uncertain, involve complex legal and factual questions, and may be the subject of litigation. As a result, the issuance, scope, validity, enforceability, and commercial value of the Company's patents are highly uncertain. The steps the Company has taken to protect its proprietary rights may not be adequate to preclude misappropriation of proprietary information or infringement of intellectual property rights.

The Company may become subject to claims by third parties asserting that the Company or its employees have misappropriated their intellectual property or claiming ownership of what the Company regards as its own intellectual property.

The Company's commercial success depends upon its ability to develop, manufacture, market, and sell its products and to use its related proprietary technologies without violating the intellectual property rights of others. Third parties may assert infringement claims against the Company based on existing or future patents. If the Company is found to infringe a third party's intellectual property rights, it could be required to obtain a license from such third party to continue commercializing its products, which may not be available on commercially reasonable terms or at all. A finding of infringement could prevent the Company from commercializing its products or force it to cease some of its business operations, which could materially harm its business.

We may become involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time-consuming, and unsuccessful.

Competitors may infringe the Company's patents or misappropriate or otherwise violate its intellectual property rights. To counter infringement or unauthorized use, litigation may be necessary to enforce or defend the Company's intellectual property rights, to protect its trade secrets, or to determine the validity and scope of the Company's proprietary rights or the proprietary rights of others. These proceedings can be expensive and time-consuming, and

many current and potential competitors have the ability to dedicate substantially greater resources to defend their intellectual property rights than the Company. Litigation could result in substantial costs and diversion of management resources, which could harm the Company's business and financial results.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting, and defending patents throughout the world would be prohibitively expensive. Competitors may use the Company's technologies in jurisdictions where the Company has not obtained patent protection to develop their own products and, further, may be able to export otherwise infringing products to territories where the Company has patent protection, but where enforcement is not as strong as in the United States. The legal systems of certain countries do not favor the enforcement of patents and other intellectual property protection, which could make it difficult for the Company to stop infringement of its patents or marketing of competing products in violation of its proprietary rights.

Risks Related to Our Common Stock

Our executive officers, directors, and major stockholders and their respective affiliates will continue to exercise significant control over the Company after this Offering, which will limit your ability to influence corporate matters and could delay or prevent a change in corporate control.

Following the completion of this Offering, the existing holdings of the Company's founders and principal stockholders will represent beneficial ownership, in the aggregate, of a significant portion of the Company's outstanding capital stock. As a result, such persons will be able to influence the Company's management and affairs and control the outcome of matters submitted to stockholders for approval, including the election of directors and any sale, merger, consolidation, or sale of all or substantially all of the Company's assets. This concentration of ownership might adversely affect the market price of the Securities by delaying, deferring, or preventing a change of control of the Company, impeding a merger, consolidation, takeover, or other business combination involving the Company, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company.

Different share classes may have different rights than the Securities sold in this Offering.

Different classes of shares exist in the Company, including Preferred Stock held by certain investors. These shares may have different rights and preferences, such as voting rights, liquidation rights, participation rights, rights of first refusal, co-sale rights, and various other rights that do not exist for the class of Securities being sold in this Offering. As a result, holders of Preferred Stock will be able to influence certain decisions in management and affairs and control the outcome of matters submitted to stockholders for approval.

We do not intend to pay dividends on our Securities, and consequently, your ability to achieve a return on your investment will depend on appreciation in the price and eventual liquidity of the Securities.

The Company does not currently intend to declare or pay any cash dividend on its Securities. The Company currently anticipates that it will retain future earnings for the development, operation, and expansion of its business, and does not anticipate declaring or paying any cash dividends in the foreseeable future. Therefore, the success of an investment in the Securities will depend upon any future appreciation in their value. There is no guarantee that the Securities will appreciate in value or even maintain the price at which they are purchased.

We may terminate this Offering at any time during the Offering Period.

The Company reserves the right to terminate this Offering at any time regardless of the number of Securities sold. In the event that the Company terminates this Offering at any time prior to the sale of all of the Securities offered hereby, whatever amount of capital that has been raised at that time may have already been utilized by the Company, and no funds will be returned to subscribers.

If we are required to register any Securities under the Exchange Act, it would result in significant expense and reporting requirements.

Subject to certain exceptions, Section 12(g) of the Exchange Act requires an issuer with more than $10 million in total assets to register a class of its equity securities with the Commission under the Exchange Act if the securities of such class are held of record at the end of its fiscal year by more than 2,000 persons or 500 persons who are not "accredited investors." If the Company is required to register any Securities under the Exchange Act, it would result in significant expense and reporting requirements that would place a burden on the Company's finances and may divert attention from management of the Company.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this filing. The fully diluted percentage takes into account the 1,363,326 additional shares of Series A Preferred Stock of the Company at $1.0269/share that the Company intends to sell prior to the initial issuance of the Securities this year.

Stockholder Name	Number of Securities Owned	Type of Security Owned	As Percentage	Fully Diluted
Souled Investments, LP	3,408,316	Series A Preferred Stock	46.53%	9.54%
Freepoint Commodities Investments II LLC	1,460,697	Series A Preferred Stock	19.94%	4.09%

RECENT OFFERINGS OF SECURITIES

Recent Offerings of Securities
We have made the following issuances of securities within the last three years:

Name: Standard Carbon Series A Preferred Stock round
Type of security sold: Series A Preferred Stock
Final amount sold: $8,921,306.46 (including $3,921,307 of SAFEs and Convertible Notes previously issued by the Company which converted into Series A Preferred Stock of the Company and the approximately $1,400,000 raised if the Company sells all 1,363,326 additional shares of Series A Preferred Stock of the Company at $1.0269/share that the Company intends to sell prior to the initial issuance of the Securities this year).
Number of Securities Sold: 8,687,610 (including converted SAFEs and Convertible Notes and 1,363,326 additional shares of Series A Preferred Stock of the Company at $1.0269/share that the Company intends to sell prior to the initial issuance of the Securities this year)
Use of proceeds: Transaction fees, hiring and personnel, business development, travel and related expense, legal and intellectual property costs and other general corporate purposes.

Date: Initial Closing Date of April 11, 2025
Offering exemption relied upon: Regulation D 506(b)

THE COMPANY'S SECURITIES

The Company's Securities
The Company has authorized Common Stock and Series A Preferred Stock. As part of the Offering, the Company will be offering up to 1,065,389 shares of Common Stock.

The Company requests that you please review this Form C, the Subscription Agreement between the Investor and the Co-Issuer attached as Exhibit D (along with all attachments and exhibits thereto), the Amended & Restated Certificate of Incorporation of the Company, and the Amended and Restated Limited Liability Company Agreement of the Co-Issuer attached as Exhibit E (the "Co-Issuer Operating Agreement"), in conjunction with the following summary information.

As an Investor in this Offering, you will be purchasing units of the Co-Issuer, which will be the entity holding the Securities and which will have the rights of a stockholder of the Company. The Co-Issuer is purchasing the following Securities:

Securities Class Information for Current Regulation CF Offering
Common Stock
The number of securities authorized is 1,065,389 with a total of 26,244,750 currently outstanding.

Voting Rights
Investors will not have direct voting rights; instead, each Investor will grant the Lead Investor an Investor POA to vote the Investor's units of the Co-Issuer. The CEO will have full discretion to vote the units and the units of the Co-Issuer and correspondingly the shares of the Issuer on behalf of Investors.

Material Rights
None

What it means to be a minority holder

As a minority holder of the Security, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Further, investors in this Offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Investors will not have direct voting rights with respect to the Company's Common Stock or the Co-Issuer's units. Instead, each Investor will grant the Lead Investor the Investor POA to vote such Investor's units of the Co-Issuer. The Lead Investor will have full discretion to vote the units and the shares in his or her discretion. The rights of the Common Stock may be changed by an amendment to the Company's Bylaws or Certificate of Incorporation, as amended. Investors do not have the right to vote directly on any such amendment.

In addition to the Subscription Agreement with the Co-Issuer and the Co-Issuer Operating Agreement, the primary documents governing voting and rights of Investors holding the Securities of the Company are the Company's Certificate of Incorporation, as amended (the "**COI**") attached as Exhibit F, and the Company's Bylaws (the "Bylaws") attached as Exhibit G, the Voting Agreement and Investors' Rights Agreement (the "**Stockholders Agreements**") attached as Exhibit H, together with the COI and Bylaws, the "**Company Governing Documents"**).

All statements in this Form C Offering Statement regarding voting and control of the Securities being sold in this Offering are qualified in their entirety by reference to the Company Governing Documents. **As a condition of subscribing to this Offering, the Co-Issuer will become a party to the Stockholders Agreements as entered into by and among the Company and certain of the Company's stockholders. See Exhibit H for the full terms of the Stockholders Agreements, including the Form of Joinder Agreement that the Co-Issuer will execute.**

Each Investor who purchases the Securities will grant the Lead Investor the Investor POA to vote such Investor's units of the Co-Issuer. As a result, Investors will not have direct voting or control over any corporate matters of the Company, including additional issuance of securities, Company repurchase of securities, a sale of the Company or its significant assets, or Company transactions with related parties. The Lead Investor will have full discretion to vote the units and shares on all matters submitted for stockholder or member approval. Investors in the Co-Issuer will indirectly hold only the Securities (the Common Stock) and are completely passive investors. Investors should not purchase the Securities if they are not comfortable with this Investor POA arrangement.

Securities Class Information for Other Authorized Securities
Series A Preferred Stock

The Company has authorized 15,000,000 shares of Series A Preferred Stock, par value $0.00001 per share, of which 7,324,284 shares have been issued and are currently outstanding at an Original Issue Price of $1.0269 per share. Approximately $3.6 million of the Series A Preferred Stock was issued for cash consideration, with the balance issued upon conversion of previously outstanding SAFEs and convertible notes. The Company intends to imminently sell up to 1,363,326 additional shares of Series A Preferred Stock at $1.0269 per share (approximating around $1.4 million in value) prior to the initial issuance of the Securities being offered in this Offering.

Liquidation Preference. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, or a Deemed Liquidation Event (as defined in the Company's Certificate of Incorporation), holders of shares of Series A Preferred Stock are entitled to be paid out of the assets of the Company available for distribution to its stockholders, before any payment is made to the holders of Common Stock, an amount per share equal to the greater of (i) one times the Original Issue Price ($1.0269), plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series A Preferred Stock been converted into Common Stock immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event. If assets are insufficient to pay the full liquidation preference to all holders of Series A Preferred Stock, the holders shall share ratably in any distribution in proportion to the respective amounts which would otherwise be payable.

Conversion Rights. Each share of Series A Preferred Stock is convertible, at the option of the holder, into shares of Common Stock at a conversion rate determined by dividing the Original Issue Price by the applicable Conversion Price. The initial Conversion Price is $1.0269 per share (equal to the Original Issue Price), resulting in an initial conversion ratio of one-to-one. All outstanding shares of Series A Preferred Stock will automatically convert into Common Stock immediately prior to (a) the closing of a Qualified IPO resulting in at least $50,000,000 of gross proceeds to the Company, or (b) upon the vote or written consent of the holders of a majority of the outstanding shares of Preferred Stock.

Anti-Dilution Protection. The Conversion Price of the Series A Preferred Stock is subject to adjustment upon the issuance of Additional Shares of Common Stock (as defined in the Certificate of Incorporation) at a price per share less than the then-current Conversion Price. In such event, the Conversion Price will be reduced pursuant to a broad-based weighted average anti-dilution formula set forth in the Company's Certificate of Incorporation. Certain issuances are exempt from triggering an anti-dilution adjustment, including shares issued to employees, directors, or consultants under Company-approved plans, shares issued in connection with equipment leasing or debt financing, and shares issued in strategic transactions approved by the Board of Directors.

Voting Rights. Holders of Series A Preferred Stock are entitled to vote together with the holders of Common Stock as a single class on an as-converted to Common Stock basis on all matters submitted to a vote of stockholders. Each holder of Series A Preferred Stock is entitled to cast the number of votes equal to the number of whole shares of Common Stock into which such holder's shares of Series A Preferred Stock are convertible. The holders of the Company's outstanding capital stock, voting together as a single class on an as-converted to Common Stock basis, are entitled to elect all of the directors of the Company.

Protective Provisions. For so long as at least 3,000,000 shares of Series A Preferred Stock remain outstanding, the Company may not, without the affirmative vote or written consent of holders of a majority of the outstanding shares of Series A Preferred Stock (on an as-converted basis), take certain significant corporate actions, including: (i) liquidating, dissolving or winding up the Company or effecting any Deemed Liquidation Event where the Series A Preferred Stock receives consideration of less than $1.0269 per share; (ii) amending, altering or repealing any provision of the Certificate of Incorporation or Bylaws in a manner that adversely affects the special rights, powers and preferences of the Series A Preferred Stock; or (iii) purchasing, redeeming, or declaring dividends on any shares of capital stock of the Company other than as expressly authorized in the Certificate of Incorporation.

Dividends. The Company may not declare, pay or set aside any dividends on shares of Common Stock unless the holders of the Series A Preferred Stock first receive, or simultaneously receive, a dividend on a pari passu basis equal to the dividend that would be payable on the number of shares of Common Stock into which such Series A Preferred Stock could then be converted. The Series A Preferred Stock does not have a cumulative dividend right, and no dividends have been declared or paid on the Series A Preferred Stock to date.

No Redemption Rights. Except in connection with a Deemed Liquidation Event as described above, the Series A Preferred Stock is not redeemable at the option of the holders.

Minority interest

As a minority investor in Securities of the Company, you will not have any rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties.

Dilution

Investors should understand the potential for dilution. When an investor makes an investment in a class of securities that represents ownership in a company (common shares or interests are most common), the investor's percentage of ownership can go down over time, which is called dilution. An investor's stake in a company may be diluted due to the company issuing additional securities of the same class. In other words, when a company issues more securities that reflect ownership (or additional equity interests), the percentage of the company that you own will go down, even though the value of the company may go up. The investor will own a smaller piece of a larger company. This increase in the number of securities outstanding could result from various other issuance types too, like a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into securities reflecting ownership of the same class.

If a company decides to issue more securities, an investor could experience value dilution, with each security being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per securities (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more securities representing ownership in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2022 Jane invests $20,000 for shares/interests that represent 2% of a company valued at $1 million.
- In December, the company was doing very well and sells $5 million in shares/interests to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2023, the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into securities representing ownership. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more securities than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a securities price ceiling. Either way, the holders of the convertible notes get more securities for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more securities for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting the Securities to hold a certain amount of value, it's important to realize how the value of the Securities can decrease by actions taken by the Company. Dilution can make drastic changes to the value of the Securities, ownership percentage, voting control, and earnings per Security.

VALUATION

Pre-Money Valuation: ~$40,000,000.00

Valuation Details:
As discussed in "Dilution" above, the valuation of the company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a low cash cost because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake

is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.
There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain, and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Related Party Transactions

The Chief Executive Officer of the Company, currently Andrew Lauter, is the manager of the Co-Issuer, and controls all governance of the Co-Issuer, including the power to cause the Co-Issuer to vote its Common Stock of the Company. Additionally, each Investor in the Co-Issuer will grant the Lead Investor the Investor POA to vote such Investor's units of the Co-Issuer. The Lead Investor will have full discretion to vote the units and the shares in his or her discretion. Please read the Co-Issuer Operating Agreement carefully to understand the governance control of the Manager and the Investor POA arrangements.

Transferability of securities

Pursuant to 17 CFR §227.501 of Regulation Crowdfunding, for a period of one year beginning when the securities were issued, the securities can only be resold:

• To the issuer of the securities;
• To an accredited investor;
• As part of an offering registered with the Commission; or
• To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company requests that you please review this Form C, the Subscription Agreement between the Investor and the Co-Issuer attached as Exhibit D (along with all attachments and exhibits thereto) and the Co-Issuer Operating Agreement attached as Exhibit E, in conjunction with the following summary information.

As an Investor in this Offering, you will be purchasing units in the Co-Issuer, which will be the entity holding the Securities and which will have the rights of a stockholder of the Company. You will grant the Lead Investor the Investor POA to vote your units of the Co-Issuer.

General overview of the Company's current financial condition based on the financials included with this Offering

The Company is currently in a growth and commercialization phase focused on deploying its Carbon Bridge energy platform and expanding project development activities. As is typical for emerging infrastructure and energy transition companies, operations are presently supported through a combination of investor capital and early-stage revenue generation. This capital is being deployed to advance engineering, project origination, regulatory engagement, and market expansion.

Management is focused on building a portfolio of long-term contracted energy projects designed to generate recurring revenue over extended periods. The Company continues to manage expenditures carefully while prioritizing activities that accelerate project deployment, strategic partnerships, and revenue growth. Management believes this approach positions the Company to scale operations efficiently and create significant long-term value for investors as projects move from development into contracted operating assets.

Company's Cash and Cash Equivalents

As of the most recent reporting period, the Company had approximately $500,000 in cash and cash equivalents and approximately $700,000 in accounts receivable expected to be collected within approximately thirty (30) days, representing approximately $1.2 million in near-term liquidity. Management believes these resources provide additional working capital to support ongoing operations, project development activities, and continued commercialization efforts. The issuer's cash position as of month end, February 2026, was $351,097.14.

Company's Liquidity and Capital Resources

The Company's current liquidity consists primarily of **cash on hand and accounts receivable**, along with proceeds from prior equity financings. Management expects the Company's capital resources to continue to be used to support operating expenses, project development activities, engineering work, regulatory engagement, and business development efforts as the Company continues to advance commercial deployment of its platform. The Company may require additional capital in the future to support continued growth and project deployment activities.

Company's Capital Expenditures and Other Obligations

The Company's capital expenditures primarily relate to engineering, research and development, project design, and early-stage infrastructure development activities associated with its Carbon Bridge platform. As projects progress from development to deployment, additional expenditures may be incurred for engineering work, equipment design, permitting, and related infrastructure preparation.

The Company's strategy is generally **not to finance the full cost of project deployments directly on its balance sheet**. Instead, individual projects are expected to be financed through **project-specific special purpose vehicles (SPVs)** formed in partnership with third-party project finance partners. Under this structure, third-party capital is used to fund the majority of project construction and deployment costs, while the Company contributes project development, technology integration, and operational expertise.

The Company expects to maintain **operational involvement and economic participation** in these SPV structures and anticipates sharing in project-level economics, including a target participation in net project profits, although the

specific financial terms may vary by project. Management believes this approach allows the Company to pursue multiple deployments while limiting direct capital expenditures at the parent company level.

Company's Historical Results of Operations

In September 2024, the Company implemented a change in management leadership. Since that time, **Andrew E. Lauter, Chief Executive Officer, and Natan Shahar, Founder and Chief Strategy Officer**, have overseen the Company's day-to-day operations and strategic development.

The Company currently utilizes outsourced accounting firms to manage financial reporting and accounting functions for its United States and Israel operations. The Company also works with external legal counsel for corporate, regulatory, and intellectual property matters, and engages third-party partners and service providers to support engineering, development, and operational activities as the business continues to develop its commercial platform.

Any Material Changes, Trends and Other Information known to Management subsequent to the period covered by the financial statements

Since the period covered by the financial statements, the Company has continued to expand its commercial activities and project development pipeline. The Company has experienced increasing engagement with building owners, infrastructure partners, and energy market participants as interest in practical decarbonization and on-site energy solutions continues to grow in the New York market and other urban energy markets.

During this period, the Company has entered into a collaboration framework with National Grid to explore the development of projects within portions of its Northeast service territory. The Company has also submitted a proposal to the New York State Energy Research and Development Authority (NYSERDA) relating to potential project deployments. Separately, the Company has responded to a Request for Information issued by Con Edison relating to potential deployment opportunities across a large number of power generation sites.

In addition, the Company has expanded its commercial team to support growing business development activity and continues to issue project proposals to prospective customers on a regular basis. Management believes these developments reflect continued progress in building a pipeline of potential projects and long-term contracted energy infrastructure opportunities, although no assurance can be given that such proposals, partnerships, or discussions will result in executed contracts or completed projects.

Company Debt

The Company does not currently have any debt beyond ordinary course trade payables.

USE OF PROCEEDS

The Company anticipates using the proceeds from this Offering (not including proceeds from the Investor Transaction Fee) in the following manner:

Purpose or Use of Funds	Allocation of Proceeds for a Target Amount Raise	Percentage of Proceeds for a Target Amount Raise	Allocation of Proceeds for a Maximum Raise	Percentage of Proceeds for a Maximum Raise
Intermediary Fees	$850	8.50%	$104,974.91	8.50%
Hiring People	$4,049	40.49%	$500,000	40.49%
Business Development - Advertising & Outreach	$2,429	24.29%	$300,000	24.29%
T&E	$1,457	14.57%	$180,000	14.57%

Purpose or Use of Funds	Allocation of Proceeds for a Target Amount Raise	Percentage of Proceeds for a Target Amount Raise	Allocation of Proceeds for a Maximum Raise	Percentage of Proceeds for a Maximum Raise
Legal & IP Costs	$1,215	12.15%	$150,025.09	12.15%
Total	$10,000	100%	$1,235,000	100%

The identified uses of proceeds above are subject to change at the sole direction of the officers and directors based on the business needs of the Company.

Disqualification

Neither the Company nor its controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company nor its controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Compliance Failure

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

In addition to the restrictions pursuant to Regulation CF, investors have additional contractual restrictions on being able to transfer the securities purchased in this Offering. The restrictions require the Company to approve before any transfer may be made.

OTHER INFORMATION

Bad Actor Disclosure

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website, no later than 120-days after the Company's fiscal year end. The annual reports will be updated on the Company's website https://www.standardcarbon.com/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

INVESTMENT PROCESS

Investment Confirmation Process
In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary at http://invest.standardcarbon.com/, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Deadline Date, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an Investor does not cancel an investment commitment before the 48-hour period prior to the Deadline Date, the funds will be released to the issuer upon closing of the Offering, and the Investor will receive the Securities in exchange for his or her investment.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Deadline Date, it may close the Offering early provided (i) the expedited Deadline Date must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Deadline Date to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Deadline Date .

Rolling and Early Closings: The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its Target Offering Amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their Securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the Offering will terminate upon the new Deadline Date ("Revised Deadline Date"), which must be at least five days from the date of the notice.

Investment Cancellations: Investors will have up to 48 hours prior to the Deadline Date or Revised Deadline Date, whichever is earlier to change their minds and cancel their investment commitments for any reason. Once the date is within 48 hours of the earlier of the two dates, Investors will not be able to cancel for any reason, even if they make a commitment during this period, and Investors will receive their securities from the Issuer in exchange for their investment.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this Offering, such as the Company reaching its Target Offering Amount, the Company making an early closing, the Company making material changes to its Form C, and the offering closing at its Deadline Date.

Material Changes: Material changes to an offering include but are not limited to:
A change in Target Offering Amount, change in security price, change in management, etc. If Company makes a material change to the offering terms or other information disclosed, including a change to the Deadline Date, or Revised Deadline Date, Investors will be given five business days to reconfirm their investment commitment. If Investors do not reconfirm, their investment will be canceled, and the funds will be returned.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding updates to the offering and to subscribe can be found at http://invest.standardcarbon.com/, as required by Regulation CF. Updates on the Company's progress towards reaching its Target Offering Amount will be filed with the SEC on Form C-U.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C, or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Andrew Lauter
(Signature)

Andrew Lauter
(Name)

Chief Executive Officer
(Title)

April 6, 2026
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Andrew Lauter
(Signature)

Andrew Lauter
(Name)

Director
(Title)

April 6, 2026
(Date)

/s/ Natan Shahar
(Signature)

Natan Shahar
(Name)

Director
(Title)

April 6, 2026
(Date)

/s/ Kris Haber
(Signature)

Kris Haber
(Name)

Director
(Title)

April 6, 2026
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Exhibit B

Issuer Financial Statements and SPV Financial Statements

STANDARD CARBON TECHNOLOGY INC.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(Unaudited)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

SET APART AC

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
Standard Carbon Technology, Inc.
New York, NY

We have reviewed the accompanying consolidated financial statements of Standard Carbon Technology, Inc. (the "Company"), which comprises the consolidated balance sheets as of December 31, 2025, and December 31, 2024, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the years ending December 31, 2025, and December 31, 2024, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

March 17, 2026
Calabasas, CA 91302

STANDARD CARBON TECHNOLOGY INC.

CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

As of December 31,		2025		2024
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash	$	646,200	$	74,812
Accounts Receivable		112,900		-
Prepaids and Other Current Assets		477,848		156,261
Total Current Assets		**1,236,948**		**231,073**
Property and Equipment, net		145,039		-
Right-of-Use Asset		343,430		-
Security Deposit		11,755		-
Total Assets	**$**	**1,737,172**	**$**	**231,073**
LIABILITIES AND STOCKHOLDERS' EQUITY/DEFICIT				
Current Liabilities:				
Accounts Payable	$	26,385	$	251,149
Short-term loans		83,972		109,225
Lease Liability, current portion		49,309		-
Deferred Revenue		377,190		156,073
Total Current Liabilities		**536,856**		**516,447**
Lease Liability, net of current portion		294,121		-
Convertible Notes, net of current portion		-		175,000
Simple Agreement for Future Equity		-		3,553,702
Total Liabilities		**830,977**		**4,245,149**
STOCKHOLDERS' EQUITY/DEFICIT				
Common Stock		263		-
Series A Preferred Stock		72		-
Additional Paid in Capital		7,577,349		-
Accumulated Deficit		(6,671,489)		(4,014,076)
Total Stockholders' Equity/Deficit		**906,195**		**(4,014,076)**
Total Liabilities and Stockholders' Equity/Deficit	**$**	**1,737,172**	**$**	**231,073**

See accompanying notes to financial statements.

STANDARD CARBON TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

For the Years Ended December 31,	2025	2024
(USD $ in Dollars)		
Net Revenue	$ -	$ -
Cost of Goods Sold	-	-
Gross Profit	**-**	**-**
Operating Expenses		
General and Administrative	1,700,168	152,461
Research and Development	868,585	609,115
Selling and Marketing	122,121	6,060
Total Operating Expenses	**2,690,874**	**767,636**
Operating Loss	**(2,690,874)**	**(767,636)**
Interest Expense	17,507	-
Change of Fair Value of SAFE	-	(18,085)
Other Loss/(Income)	(50,968)	175
Loss Before Provision for Income Taxes	**(2,657,413)**	**(749,726)**
Provision/(Benefit) for Income Taxes	-	-
Net Loss	**$ (2,657,413)**	**$ (749,726)**

See accompanying notes to financial statements.

STANDARD CARBON TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) (UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Series A Preferred Stock Shares	Series A Preferred Stock Amount	Additional Paid In Capital	Accumulated Deficit	Total Stockholders' Equity (deficit)
Balance—December 31, 2023		**$ -**		**$ -**	**$ -**	**$ (3,139,624)**	**$ (3,139,624)**
Members' Distribution					-	(124,726)	(124,726)
Net Loss						(749,726)	(749,726)
Balance—December 31, 2024	**-**	**-**	**-**	**-**	**-**	**$ (4,014,076)**	**$ (4,014,076)**
Conversion from LLC to Corporation and Issuance of Stock	26,342,130	263	-	-	3,723,719		3,723,983
Conversion of SAFE and Convertible Notes to Equity			7,226,904	72	3,853,630		3,853,702
Net Loss						(2,657,413)	(2,657,413)
Balance—December 31, 2025	**26,342,130**	**$ 263**	**7,226,904**	**$ 72**	**$ 7,577,349**	**$ (6,671,489)**	**$ 906,195**

See accompanying notes to financial statements.

STANDARD CARBON TECHNOLOGY INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For the Years Ended December 31,	2025	2024
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$ (2,657,413)	$ (749,726)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities		
Depreciation of Property	7,675	-
Fair Value adjustments for SAFEs		(18,085)
Changes in Operating Assets and Liabilities:		
Accounts Receivable	(112,900)	-
Prepaids and Other Current Assets	(321,587)	(156,261)
Accounts Payable	(224,764)	251,149
Deferred Revenue	221,117	156,073
Security Deposit	(11,755)	-
Net Cash Used In Operating Activities	**(3,099,627)**	**(516,850)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment	(152,715)	-
Net Cash Used in Investing Activities	**(152,715)**	**-**
CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from Issuance of Stock	3,723,983	
Members' Distribution	-	(124,726)
Short-term loans	(25,253)	109,225
Proceeds from Convertible Notes	50,000	175,000
Proceeds from Issuance of Simple Agreement for Future Equity	75,000	-
Net Cash Provided by Financing Activities	**3,823,730**	**159,499**
Change in Cash	**571,388**	**(357,351)**
Cash —Beginning of The Year	74,812	432,163
Cash—End of The Year	**$ 646,200**	**$ 74,812**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During the Year for Interest	$ 17,507	$ -
Cash Paid During the Year for Income Taxes	$ -	$ -
NON CASH INVESTING AND FINANCING ACTIVITIES		
Issuance of Equity in Return for Note	3,853,702	
Conversion of members' equity to common stock in connection with LLC to corporation conversion	3,723,983	

See accompanying notes to financial statement

1. NATURE OF OPERATION

Standard Carbon Technology, Inc. (formerly known as Standard Carbon Technology LLC) was originally formed as a limited liability company in the State of Delaware on May 6, 2022. On April 4, 2025, the Company converted from a Delaware limited liability company to a Delaware corporation and changed its legal name to Standard Carbon Technology, Inc. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and include the accounts of Standard Carbon Technology, Inc. and its wholly owned subsidiary, Standard Carbon Technology Ltd (collectively referred to as the "Company," "we," "us," or "our"). All intercompany balances and transactions have been eliminated in consolidation. The Company's principal executive office is located in New York, New York.

The Company is a technology and hardware-based energy company focused on upgrading existing energy infrastructure by developing systems designed to capture carbon dioxide from operating assets, including power plants and industrial facilities, with the objective of improving energy efficiency and reducing emissions. The Company also produces and sells low-carbon renewable natural gas under the StandardRNG™ brand for use within existing gas infrastructure.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Consolidation
The Company's consolidated financial statements include accounts of subsidiary Standard Carbon Technology Ltd., which operates in Israel, over which the Company exercises control. All significant intercompany transactions and accounts have been eliminated.

Cash
Cash includes all cash in banks. As of December 31, 2025 and 2024, the Company's cash did not exceed FDIC insured limits. 370,635.

Accounts Receivable
Accounts receivable are stated at the amount expected to be collected, net of any allowance for expected credit losses. The Company adopted ASU 2016-13, Financial Instruments – Credit Losses (ASC 326), effective January 1, 2023, using the modified retrospective approach. The adoption did not have a material impact on the Company's financial statements.

The Company's customers are primarily individual consumers who prepay for services at the time of booking through the Company's website or mobile application. As a result, accounts receivable primarily consist of minor transaction timing differences with payment processors and are generally short-term in nature (typically settled within a few days).

Management evaluates expected credit losses based on historical loss experience, current conditions, and reasonable and supportable forecasts. Due to the immaterial nature of receivables and historical collection experience, the Company determined that no allowance for expected credit losses was necessary as of December 31, 2025, and 2024.

Property and Equipment
Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Equipment	5 years

Impairment of Long Lived Assets
Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the year ended December 31, 2025 and 2024.

Revenue Recognition
The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

The Company primarily generates revenue from the deployment of proprietary hardware systems and the sale of low-carbon renewable natural gas. Revenue from product sales is generally recognized at a point in time when control of the product is transferred to the customer, which typically occurs upon delivery or when the product is made available to the customer. In certain arrangements that include services such as system integration, installation, or other project-related activities, revenue is recognized over time as the services are performed when the customer simultaneously receives and consumes the benefits of the Company's performance.

Research and Development Costs
Costs incurred in research and development of the Company's product are expensed as incurred.

Income Taxes
The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense.

The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Leases

The Company determines if an arrangement is a lease at inception by determining whether the agreement conveys the right to control the use of the identified asset for a period of time, whether the Company has the right to obtain substantially all of the economic benefits from use of the identified asset, and the right to direct the use of the asset. Lease liabilities are recognized at the commencement date based upon the present value of the remaining future minimum lease payments over the lease term using the rate implicit in the lease or the Company's incremental borrowing rate. The incremental borrowing rate is defined as the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term in an amount equal to the lease payments in a similar economic environment. The Company's lease terms include options to renew or terminate the lease when it is reasonably certain that it will exercise the option.

The lease right-of-use assets are initially measured at the carrying amount of the lease liability and adjusted for any prepaid or accrued lease payments, remaining balance of lease incentives received, unamortized initial direct costs, or impairment charges relating to the right-of-use-asset. Certain leases contain escalation clauses, which are factored into the right-of-use asset where appropriate. Lease expense for minimum lease payments is recognized on straight-line basis over the lease term.

Variable lease expenses include payments related to the usage of the leased asset (utilities, real estate taxes, insurance, and variable common area maintenance) and are expensed as incurred. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2025, and December 31, 2024, amounted to $122,121 and $6,060, which is included in sales and marketing expenses.

Convertible Notes
Convertible notes are accounted for in accordance with ASC 470 and ASC 815. If the embedded conversion features require bifurcation, they are recorded separately as derivative liabilities at fair value. If not bifurcated, the notes are measured at amortized cost, and any premium, discount, or beneficial conversion feature is amortized over the term of the note.

SAFE Agreements
The Company accounts for Simple Agreements for Future Equity ("SAFEs") in accordance with the guidance in ASC 480-10-25. The SAFEs represent instruments that obligate the Company to issue a variable number of equity shares upon the occurrence of certain future triggering events (such as equity financing, liquidity events, or dissolution) in exchange for a fixed monetary investment and are subject to valuation caps.

Because the SAFEs may be required to be settled in cash or a variable number of shares upon a change of control or liquidation event, and such events are not solely within the Company's control, they are considered mandatorily redeemable financial instruments or net-settled obligations under ASC 480-10-25-8. As such, the SAFEs do not meet the criteria for classification as equity and are instead classified as liabilities in the Company's balance sheet.

The Company has therefore determined that classification as a liability is appropriate based on the following considerations:

- The SAFEs contain provisions that require the Company to transfer assets (i.e., settle in cash or a variable number of shares).
- The settlement features are outside the sole control of the Company (e.g., in a change of control).
- The SAFEs do not qualify as permanent equity instruments.

The SAFEs are measured at fair value, with changes in fair value recognized in the statement of operations each period in accordance with ASC 480 and ASC 825-10. The fair value of the SAFEs is determined using valuation techniques that consider the underlying terms of the instruments and relevant market inputs.

Subsequent Events
The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through the date the financial statements were issued.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following:

As of December 31,	2025	2024
Prepaids	477,848	156,261
Total Prepaids and Other Current Assets	**$ 477,848**	**$ 156,261**

Prepaid expenses represent payments made in advance for services to be consumed within the next twelve months.

4. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

As of December 31,	2025	2024
Equipment	$ 152,715	$ -
Property and Equipment, at cost	**152,715**	**-**
Accumulated Depreciation	(7,676)	-
Property and Equipment, net	**$ 145,039**	**$ -**

Depreciation expense for the years ended December 31, 2025 and 2024 was $7,676 and $0, respectively.

5. LEASES

The Company has an operating leases for business premises located in Israel. The Company's leases have terms maturing through 2031. Monthly payments range is $5,670 per month (plus VAT). Rent expense is recorded on a straight-line basis over the lease term.

The weighted average discount rate for operating leases as of December 31, 2025 and 2024 were 9.09% and 8.91%, respectively.

Minimum future lease payments under non-cancellable operating leases as of December 31, 2025 are as follows:

As of December 31,	2025
2025	$ 80,760
2026	80,760
2027	80,760
2028	80,760
Thereafter	121,140
Present Value Discount	(100,750)
Total	**$ 343,430**

Cash paid for amounts included in the measurement of operating lease liabilities was $40,380 and $0 for the years ended December 31, 2025 and 2024, respectively.

6. DEBT

Short-term Loan
Short-term loans consist of several borrowing arrangements with financial institutions in Israel. The loans bear interest at variable rates and are due within one year. As of December 31, 2025 and 2024, the outstanding balances totaled $83,972 and $109,225, respectively. All outstanding balances as of December 31, 2025 are scheduled to mature during 2026.

Convertible Note
The Company issued convertible promissory notes to various lenders bearing interest at 8%. The outstanding balance was $175,000 as of December 31, 2024. During 2025, the Company issued an additional $50,000 of convertible promissory notes. During 2025, all outstanding convertible notes were converted into Series A Preferred Stock in accordance with the terms of the agreements, and no convertible notes remained outstanding as of December 31, 2025.

SAFE Agreement

The Company issued Simple Agreements for Future Equity (“SAFEs”) to various investors. The SAFEs included a valuation cap of $31,500,000 and no discount rate. The Company issued SAFEs totaling $3,692,000 between 2022 and 2025. The Company accounts for its Simple Agreements for Future Equity (“SAFEs”) as liabilities measured at fair value, with changes in fair value recognized in the statement of operations.

The fair value of the SAFE liability is remeasured at each reporting date using a probability-weighted scenario analysis that considers potential future outcomes, including a qualified equity financing, a liquidity event, negotiated settlement scenarios, and dissolution scenarios.

The fair value of the SAFE liability was $3,553,702 as of December 31, 2024. During the year ended December 31, 2024, the Company recorded a change in the fair value of SAFE obligations of $18,085, which was recognized in the consolidated statement of operations.

During the year ended December 31, 2025, upon the closing of the Company's Series A preferred stock financing, all outstanding SAFEs automatically converted into shares of Series A preferred stock in accordance with the contractual terms of the agreements. As a result of this conversion, no SAFEs remained outstanding as of December 31, 2025

7. EQUITY AND CAPITALIZATION

Common Stock
The Company is authorized to issue 50,000,000 shares of common stock with par value of $0.00001. As of December 31, 2025, and 2024, 26,342,130 and 0 shares of common stock, respectively, have been issued and were outstanding.

Series A Preferred Stock
The Company is authorized to issue 15,000,000 shares of Series A Preferred Stock with par value of $0.00001. As of December 31, 2025, and 2024, 7,226,904 and 0 shares of Series A Preferred Stock, respectively, have been issued and were outstanding.

Conversion from Limited Liability Company to Corporation

On April 4, 2025, the Company converted from a Delaware limited liability company to a Delaware corporation. In connection with the conversion, the membership interests of the LLC were exchanged for shares of the Company's common stock based on the relative ownership interests of the members immediately prior to the conversion. As a result of this transaction, the Company issued 26,342,130 shares of common stock to the former members of the LLC.

Conversion of SAFEs and Convertible Notes

During 2025, upon the closing of the Company's Series A financing, outstanding Simple Agreements for Future Equity ("SAFEs") and convertible notes automatically converted into shares of Series A Preferred Stock in accordance with the contractual terms of those instruments. In connection with these conversions, the Company issued 7,226,904 shares of Series A Preferred Stock, and the related SAFE and convertible note balances were reclassified to stockholders' equity.

Dividends

Holders of Series A Preferred Stock are entitled to receive dividends, when and if declared by the Board of Directors, prior and in preference to any dividends on the Company's common stock. Dividends are non-cumulative and are payable only when declared by the Board of Directors.

Liquidation Preference

In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company, including certain merger or sale transactions deemed to be liquidation events, holders of Series A Preferred Stock are entitled to receive, prior and in preference to holders of common stock, an amount equal to the original issue price of the Series A Preferred Stock plus any declared but unpaid dividends. After payment of the liquidation preference to the preferred stockholders, any remaining proceeds are distributed to the holders of common stock.

Conversion Rights

Each share of Series A Preferred Stock is convertible, at the option of the holder, into shares of common stock based on the applicable conversion price defined in the Company's certificate of incorporation. The Series A Preferred Stock is also subject to automatic conversion into common stock upon the occurrence of certain events, including the closing of a qualified public offering, as defined in the certificate of incorporation.

8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2025 and December 31, 2024 consists of the following:

For the Year Ended December 31,	2025	2024
Net Operating Loss	$ (730,789)	$ -
Valuation Allowance	730,789	-
Net Provision For Income Tax	**$ -**	**$ -**

Significant components of the Company's deferred tax assets and liabilities at December 31, 2025, and December 31, 2024 are as follows:

As of December 31,	2025	2024
Net Operating Loss	$ (730,789)	$ -
Valuation Allowance	730,789	-
Total Deferred Tax Asset	**$ -**	**$ -**

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2025 and December 31, 2024. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2025, the Company had federal cumulative net operating loss ("NOL") carryforwards of $2,657,413. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2025, and December 31, 2024, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2025, and December 31, 2024, the Company had no accrued interest and penalties related to uncertain tax positions.

9. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2025, and December 31, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. RELATED PARTY TRANSACTIONS

There are no related party transactions as of and for the years ended December 31, 2025 and 2024.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $2,690,874, an operating cash outflow of $3,099,627 and liquid assets in cash of $646,200, which less than a year worth of cash reserves as of December 31, 2025. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

12. SUBSEQUENT EVENTS

The Company evaluated events occurring after the balance sheet date through the date these financial statements were issued and determined that there were no events requiring adjustment to, or disclosure in, the financial statements.

STANDARD CARBON DEALMAKER SPV I LLC

AUDITED FINANCIAL STATEMENTS

AS OF AND FOR THE ONE DAY ENDED FEBRUARY 11, 2026 (INCEPTION)

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Members of
Standard Carbon Dealmaker SPV I LLC
New York, NY

Opinion

We have audited the financial statements of Standard Carbon Dealmaker SPV I LLC (hereinafter referred to as "the Company"), which comprises the balance sheet as of the Inception date (February 11, 2026), and the related statements of operations, changes in stockholders' equity/(deficit), and cash flows for the one day then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of the Inception date (February 11, 2026), and the results of its operations and its cash flows for the one day then ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 7, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart Accountancy Corp.

March 13, 2026
Calabasas, California

As of	**Inception February 11, 2026**
(USD $ in Dollars)	
ASSETS	
Current Assets:	
Cash	$ -
Total current assets	**-**
Total assets	**$ -**
LIABILITIES AND MEMBERS' EQUITY/(DEFICIT)	
Total Liabilities	**-**
MEMBERS' EQUITY/(DEFICIT)	
Members' Equity/(Deficit)	-
Total Members' Equity/(Deficit)	**-**
Total Liabilities and Members' Equity/(Deficit)	**$ -**

See accompanying notes to financial statements.

STANDARD CARBON DEALMAKER SPV I LLC

STATEMENT OF OPERATIONS

	For the one day ended February 11, 2026
(USD $ in Dollars)	
Revenue	$ -
Cost of Revenue	-
Gross Profit/ (Loss)	-
General and Administrative	-
Total Operating Expenses	-
Operating Income/(Loss)	-
Income/(Loss) Before Provision for Income Taxes	-
Provision/(Benefit) for Income Taxes	-
Net Income/(Loss)	**$ -**

See accompanying notes to financial statements.

(in , $US)	Members' Equity / (Deficit)
Inception Date- February 11, 2026	**$ -**
Net Income/(Loss)	-
Balance— February 11, 2026	**$ -**

See accompanying notes to financial statements.

(USD $ in Dollars)	For the one day ended February 11, 2026
CASH FLOW FROM OPERATING ACTIVITIES	
Net Income/(Loss)	$ -
Net Cash Provided/Used in Operating Activities	**-**
CASH FLOW FROM INVESTING ACTIVITIES	
Net Cash Provided/Used in Investing Activities	**-**
CASH FLOW FROM FINANCING ACTIVITIES	
Net Cash Provided/Used in Financing Activities	**-**
Change In Cash	-
Cash—Beginning of Day	-
Cash—End of Day	**$ -**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash Paid For Interest	$ -
Cash Paid For Taxes	$ -

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Standard Carbon Dealmaker SPV I LLC was formed on February 11, 2026 in the state of Delaware. The financial statements of Standard Carbon Dealmaker SPV I LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in New York City, New York.

Standard Carbon Dealmaker SPV I LLC is a Delaware-based company formed to serve as a crowdfunding investment entity under Regulation Crowdfunding. The company's sole purpose is to acquire, hold, and dispose of securities issued by Standard Carbon Technology Inc. with a one-to-one relationship between the securities it holds and the membership interests issued to investors. The company is managed by Standard Carbon Technology Inc. and operates as a pass-through entity, distributing any proceeds, dividends, or liquidation events directly to its members.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash includes all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash in bank deposit accounts, at times, may exceed federally insured limits. As of February 11, 2026, the Company's cash did not exceed FDIC-insured limits.

Income Taxes

The Company has been organized as a limited liability company and has elected to be taxed as a partnership, which is not a tax-paying entity for federal income tax purposes, and therefore, no provision for federal income taxes is reflected in its records. The income or loss of the limited liability company is passed through to the members and reported on their individual income tax returns.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Related Parties

The Company discloses transactions with related parties in accordance with ASC 850, Related Party Disclosures. Related parties include directors, officers, principal owners, their immediate family members, and entities under common ownership or control. Transactions with related parties are recorded at amounts agreed upon between the parties, which may not necessarily be equivalent to amounts that would have been incurred in an arm's-length transaction. The Company evaluates related party arrangements on a periodic basis to determine the appropriate recognition, measurement, and disclosure in the financial statements.

Contingencies and Commitments

The Company accounts for commitments and contingencies in accordance with ASC 450, Contingencies. A liability for a loss contingency is recognized when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. If a loss contingency is only reasonably possible, or if the amount cannot be reasonably estimated, disclosure is made in the notes to the financial statements, but no liability is recorded. Commitments, including contractual obligations and guarantees, are disclosed when material. The Company regularly evaluates legal claims, regulatory matters, and other obligations to determine whether recognition or disclosure is required.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements, to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through the date the financial statements were issued.

3. EQUITY

No membership units have been issued and were outstanding as of February 11, 2026.

Voting Rights

Members do not have direct control over the operations of the Standard Carbon Dealmaker SPV I LLC. The Company is managed by Standard Carbon Technology Inc. which holds full decision-making authority. Certain significant actions, such as amendments to the operating agreement, issuance of additional membership units, or dissolution of the Company, require the approval of members holding a specified majority interest.

Distribution Rights

The Company is structured as a pass-through entity. It does not generate independent revenues but receives distributions from Standard Carbon Technology Inc. and allocates such proceeds to members on a pro-rata basis in accordance with their ownership interests. Distributions are made when declared may include dividends, profits, or liquidation proceeds.

Liquidity Rights (Transfer & Exit Restrictions)

Membership interests are subject to transfer restrictions. Transfers are generally prohibited during the initial one-year holding period, except in limited cases such as transfers to Standard Carbon Technology Inc. accredited investors as defined under SEC Rule 501, transfers to family members or trusts, or pursuant to a registered securities offering. After the expiration of the one-year holding period, transfers remain subject to manager approval and applicable securities law requirements. Upon dissolution of the Company, members will be entitled to receive a direct transfer of securities or liquidation proceeds, as applicable.

4. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of February 11, 2026, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

5. RELATED PARTY TRANSACTIONS

There are no related party transactions as of February 11, 2026.

6. SUBSEQUENT EVENTS

There were no other events that required an adjustment or disclosure to these financial statements.

7. GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

Exhibit C

PDF of Campaign Landing Page

UNLOCK UP TO 5% BONUS SHARES 29 Days 13 Hrs 25 Mins 50 Secs

StandardCarbon

Highlights Opportunity Innovation Traction Expansion Perks Team FAQs Discussion **Invest Now**

TURNING CARBON EMISSIONS INTO RENEWABLE NATURAL GAS

Standard Carbon converts carbon emissions and wasted electricity into pipeline-grade renewable natural gas that works immediately in existing infrastructure—no retrofits, no disruption. The system is already operating, with **$75M+ in signed deployment contracts**, a projected **$1.7B commercial pipeline on the horizon** and projected revenue.

Standard Carbon has “cracked the code” and can produce clean low carbon gas locally from waste at massive scale... designed to scale nationally and globally.



Invest Now

$1.12
Share Price

$1,000.16*
Min. Investment

SEC Filings Offering Circular Investor Education

IN PARTNERSHIP WITH

HIGHLIGHTS

WHY INVEST IN STANDARD CARBON?

1 **$191M**
In projected revenue by 2029[1]





2 **Fully Operational NYC deployment at CCNY**

3 **6X+**
Natural gas needed to meet 2040 demand[2]



OPPORTUNITY

THE $15+ TRILLION ENERGY INDUSTRY CAN’T MEET THE DEMAND FOR CLEAN FUEL

The **$15T**[3] global energy system emits 34B tons of CO_2 every year. We turn that CO_2 into low-carbon Renewable Natural Gas (RNG), a drop-in replacement for fossil gas that runs on existing infrastructure and scales to close a 6x+ projected supply gap by 2040.

2040 U.S. Natural Gas Demand vs Optimistic RNG Supply [5,6]


RNG Supply
Natural Gas Demand
Trillion BTu/y
35000
30000
25000
20000
15000
10000
5000
0

INNOVATION

PRODUCING NATURAL GAS FROM EMISSIONS AND EXCESS POWER

Turning Carbon Emissions Into Clean, Usable Energy



Our Carbon Bridge™ system turns CO_2 waste into a pipeline-grade natural gas we call StandardRNG™.

Our Carbon Bridge™ system turns CO_2 waste into a pipeline-grade natural gas we call StandardRNG™. Produced by smokestacks and curtailed renewables at existing energy and industrial sites, this clean fuel will support existing energy infrastructure that powers cities, campuses, and industries, cutting carbon without costly upgrades. Now, what was once a liability is an energy solution, and clean RNG can finally be produced at scale directly where it's needed.

TRACTION

OPERATING DEPLOYMENTS ACROSS MARKETS AND GEOGRAPHIES

Standard Carbon's Carbon Bridge™ has moved from pilot to commercial deployment, with systems operating and under construction across **dense urban environments, utility-scale power generation, and industrial energy infrastructure** in multiple countries.

The technology is live in **New York City**, one of the most demanding regulatory and infrastructure environments in the world, and is expanding into **utility-scale deployments in the U.S. and the Middle East**, validating performance across radically different operating contexts. These projects demonstrate that the system scales from urban, behind-the-meter installations to national grid–connected power stations.



COMMERCIAL MOMENTUM IS ALREADY ESTABLISHED:

- $75M+ in orders secured for 2025
- Signed deployment agreements across buildings, utilities, and energy infrastructure
- First urban multi-module deployment operating at a major academic campus
- Utility-scale project underway at a 1.4 GW power station

Commercial momentum is already established:

2,000+ cumulative operating hours	**64+** tonnes of CO_2 captured	**1,100+** MMBtu of pipeline-grade natural gas produced

TOGETHER, THESE DEPLOYMENTS, CONTRACTS, AND PERFORMANCE METRICS CONFIRM A VALIDATED TECHNOLOGY WITH CLEAR DEMAND ACROSS MULTIPLE VERTICALS AND GEOGRAPHIES—ESTABLISHING A STRONG FOUNDATION FOR SCALED ROLLOUT IN THE U.S. AND INTERNATIONALLY.

EXPANSION

OUR PLAN TO GROW TO $191M IN REVENUE BY 2029

We're scaling fast to meet surging demand. With 40+ signed deals and a growing pipeline of large-scale projects, we project over $1.7B in deployments and $191M in revenue by 2029. Driven by expanding commercial adoption, repeat customers, and improving unit economics across gas, services, and incentives, we aim for up to 85X revenue growth before 2030.

**This website may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in the offering materials, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.*



Clean Energy Scarcity
Solar panels produce nothing at night. Wind turbines produce nothing on calm days.
Geography and politics choke the development of clean renewable energy.
Additionally, every plant, factory, refinery and building, globally, emits toxic carbon.
Addressing these problems requires significant investment and innovative solutions.
No commercial scale solution exists that addresses these issues collectively.
Until now...

GET THE INVESTOR DECK

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HOW IT WORKS

HOW CARBON BRIDGE™ WORKS

Carbon Bridge™ converts emissions and excess electricity into pipeline-grade low carbon natural gas—directly at the source.



CO_2
StandardCarbon
RNG
Gas Pipeline
Clean Electricity
Natural Gas +
StandardRGN™ Blend

1 Capture CO_2 at the Stack

2 Store Carbon, Wait for Cheap Power

3 Convert Power into Fuel

4 Synthesize Natural Gas

CO_2 is captured from exhaust before it enters the atmosphere.

Captured CO_2 is stored on-site until low-cost, off-peak electricity is available.

Excess electricity is used to produce hydrogen from water.

Hydrogen and CO_2 are combined to produce StandardRNG™—ready for pipelines, generators, and boilers.

REGULATORY TAILWINDS

THE GLOBAL PUSH TO REACH NET-ZERO BY 2050

With the International Energy Agency (IEA) setting the ambitious goal of net-zero emissions by 2050, governments are mandating deep carbon cuts across cities, campuses, and industry.

NYC's Local Law 97 now fines buildings $268 per excess ton of CO_2[7]



Industrial firms face $1B+ in compliance costs under new global climate rules[8]



Ja
pu
re
w
ca



GET THE INVESTOR DECK


Clean Energy Scarcity
Solar panels produce nothing at night. Wind turbines produce nothing on calm days.
Geography and politics choke the development of clean renewable energy.
Additionally, every plant, factory, refinery and building, globally, emits toxic carbon.
Addressing these problems requires significant investment and innovative solutions.
No commercial scale solution exists that addresses these issues collectively.
Until now...

Enter your email

Download Deck

BUSINESS MODEL

HOW STANDARD CARBON MAKES MONEY[11]

Revenue comes from a diverse mix of activities across each project lifecycle, generating income upfront, during operation, and through environmental incentives:

- **Upfront reservation and engineering fees that secure and design new systems**
- **Feasibility studies that assess project viability and prepare sites for deploym**
- **Sales of renewable gas produced on-site or delivered through pipelines**
- **Ongoing operations and maintenance fees tied to system performance**

Captured tax incentives and carbon credits that reward emissions reductions

LIMITED TIME INVESTOR PERKS

This offering includes limited-time bonus share perks for eligible investors. See the offering materials for full terms and deadlines.

UNLOCK UP TO 5% BONUS SHARES **29** Days | **13** Hrs | **25** Mins | **50** Secs

Invest	Receive	
$2,500+	8%* Bonus Shares	Invest Now
$5,000+	10%* Bonus Shares	Invest Now
$10,000+	12%* Bonus Shares	Invest Now
$25,000+	15%* Bonus Shares	Invest Now

Time-based and amount-based perks are designed to **stack**, with **up to ~15% total bonus stock** possible for qualifying investors. Bonus shares shown include time-sensitive bonus share of 5%.

TEAM

LED BY EXPERTS IN ENERGY, TECHNOLOGY, AND SCALED DEPLOYMENT

Standard Carbon is built by a team with deep expertise across energy systems, infrastructure development, and commercial scale-up, to build a new category of fuel production.



Natan Shahar

Founder & Chief Strategy Officer

READ MORE

- Founded Standard Carbon to transform CO_2 emissions and wasted electricity into renewable natural gas.
- Licensed professional engineer with BS/MS degrees in Environmental Engineering from Columbia University
- Leads strategy in integrating system architecture with policy, engineering, and deployment to maximize scalable market impact



Andrew E. Lauter

Chief Executive Officer

READ MORE

- Leads commercialization, capital formation, and strategic growth of Standard Carbon
- Veteran in energy and infrastructure executive with focus on sustainability and scalability.
- Oversees corporate development, investor relations, and strategic visions



Jared Sussman

Director, Global Business Development

READ MORE

- Leads global market expansion, customer engagement, and strategic partnerships for Standard Carbon.
- Maverick in energy deal-making and regulatory-driven markets
- Aligns commercial growth with scalable, repeatable project execution across geographies

FREQUENTLY ASKED QUESTIONS

Offering | Company

1. How Will I (Investor) Make Money?
2. How Do I Know People Will Buy This Solution?
3. Are There More Opportunities Ahead?
4. Why Didn't a Bigger Company Do This Already?
5. How do you plan to use the proceeds from this funding round?
6. What is the current valuation of the Company?
7. Why Should I Invest?
8. How long are you expecting the company to operate before needing another round?
9. What is the exit plan for the company?
10. What industries are you currently focused on?
11. How many investors do you have already?
12. Will you be paying out dividends to investors?
13. What's the Company's core business?
14. Where are your headquarters located?

15. How many employees does your Company have?

16. When will the Company expand into additional markets and which ones?

17. Do you plan to expand internationally?

18. Can you share the roadmap for the next 3-4 years and when you expect to become profitable?

19. Do you plan on licensing your technology?

20. What does your path to profitability look like?

21. Who are your competitors? What are your advantages against them?

22. Who is the main audience target for your product/service?

23. Are you looking to partner with other companies?

24. What have been the main challenges in developing your service/product and how have they been mitigated?

JOIN THE DISCUSSION

Loading Comments

StandardCarbon

Sources

1. **Underlying assumptions**

This projection is **illustrative only** and is based on a number of assumptions that may not prove accurate, including (but not limited to): our ability to execute our business plan on the expected timeline, achieve targeted customer adoption and pricing, maintain expected operating margins, secure sufficient funding on reasonable terms, and operate in a stable regulatory and macroeconomic environment. Any change in these or other assumptions may materially impact the outcomes shown here.

Key risks

Actual results may differ **materially** from those shown due to a wide range of risks, including: execution risk (e.g., delays, cost overruns, or failure to achieve planned milestones), market and competitive risks, regulatory and legal changes, technology and product development risks, dependence on key personnel and third parties, and general economic conditions.

This projection is **not a guarantee** of future performance, should **not** be relied upon as a forecast, and **does not constitute investment advice**. An investment in this offering is speculative and involves a high degree of risk, including the possible loss of your entire investment. Investors should carefully review all risk factors in the offering materials before making any investment decision.

2. https://www.shell.com/news-and-insights/newsroom/news-and-media-releases/2025/lng-demand-expected-rise-by-sixty-percent-by-2040.html
3. https://www.rff.org/publications/issue-briefs/hidden-costs-of-repealing-epas-carbon-pollution-standards-consequences-for-the-environment-households-and-society/
4. https://elements.visualcapitalist.com/visualizing-changes-in-co2-emissions-since-1900/
5. U.S. Energy Information Administration (EIA), Annual Energy Outlook 2024, Reference case: U.S. natural gas consumption projection for 2040 (~31 Tcf ≈ 32 quadrillion BTU). https://www.eia.gov/outlooks/aeo/
6. U.S. Department of Energy / National Renewable Energy Laboratory (NREL), Biogas Potential in the United States and related DOE Bioenergy Technologies Office analyses: upper-bound national renewable natural gas technical potential (~4.5 quadrillion BTU/year). https://www.nrel.gov/bioenergy/
7. https://comptroller.nyc.gov/wp-content/uploads/documents/Cap-the-Credits.pdf.pdf
8. https://www.bloomberg.com/professional/insights/markets/sec-climate-rule-may-reap-18-4-billion-for-lawyers-consultants/
9. https://www.japan.go.jp/kizuna/2024/01/together_for_action_japan_initiatives.html

10.https://energy.ec.europa.eu/topics/markets-and-consumers/hydrogen-and-decarbonised-gas-market_en
11. https://wol.iza.org/articles/environmental-regulations-and-business-decisions/long

Exhibit D

Subscription Agreement with Co-Issuer and Investor

Standard Carbon Technology Inc. – "Crowdfunding Issuer"

Standard Carbon Dealmaker SPV I LLC – "The Company"

REGULATION CF SPV SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY DEALMAKER SECURITIES LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 5(f). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL

ADVISORS AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

IN CONNECTION WITH THIS OFFERING, YOU WILL BE REQUIRED TO GIVE A PROXY AND POWER OF ATTORNEY TO A COMPANY DESIGNATED UNCOMPENSATED LEAD INVESTOR. IN ORDER TO FACILITATE GOVERNANCE OF THE COMPANY AND ITS OWNERSHIP OF THE CROWDFUNDING ISSUER (EACH AS DEFINED BELOW), THE SUBSCRIBER SHALL GIVE A PROXY AND POWER OF ATTORNEY WITH RESPECT TO THE VOTING POWER OF THE SECURITIES TO AN UNCOMPENSATED LEAD INVESTOR DESIGNATED BY THE CROWDFUNDING ISSUER.

TO: Standard Carbon Dealmaker SPV I LLC
c/o Standard Carbon Technology Inc.
115 Broadway Suite 05-103, New York, NY, 10006

Ladies and Gentlemen:

1. Subscription.

(a) The undersigned ("**Subscriber**") hereby subscribes for and agrees to purchase Security Interests (the "**Securities**"), of Standard Carbon Dealmaker SPV I LLC, a Delaware limited liability company (the "**Company**"), upon the terms and conditions set forth herein. The Company is serving as a "crowdfunding vehicle" as defined under Rule 3a-9 of the Investment Company Act of 1940, as amended, for Common Stock to be acquired from Standard Carbon Technology Inc., a Delaware corporation (the "**Crowdfunding Issuer**"). The Securities being subscribed for under this Subscription Agreement constitute Class A Units of the Company which relate to Common Stock issued by the Crowdfunding Issuer on a one-to-one basis. The rights of the Securities are as set forth in the Amended and Restated Limited Liability Company Agreement (the "**Operating Agreement**") of the Company and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that:

(i) Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company and Crowdfunding Issuer filed with the SEC and any other information required by the Subscriber to make an investment decision. It is a condition of the Company's acceptance of this subscription that Subscriber becomes a party to the Operating Agreement which Subscriber received with the Offering Materials;

(ii) Subscriber has read the educational materials on the landing page, and has been informed of Subscriber's right to cancel the investment up to 48-hours prior to the Offering Deadline; however, once the Subscription Agreement is accepted by the Company and Crowdfunding Issuer there is no cancellation right;

(iii) There may be promoters for this Offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Company and Crowdfunding Issuer. A promoter may be any person who promotes the Company and Crowdfunding Issuer's offering for compensation, whether past or prospective, or who is a founder or an employee of an issuer that engages in promotional activities on behalf of the Company and Crowdfunding Issuer;

(iv) Subscriber has been informed of the compensation that DealMaker Securities LLC and affiliates receives in connection with the sale of securities in the Regulation CF offering and the manner in which it is received; and

(v) By becoming a party to the Operating Agreement, Subscriber will grant to an uncompensated lead investor designated by the Crowdfunding Issuer (the "**Lead Investor**") an irrevocable proxy and power of attorney to vote such Subscriber's Securities purchased hereby (the "**Investor POA**"). This Investor POA arrangement delegates the exercise of voting rights to the Lead Investor but does not eliminate or diminish Subscriber's statutory or contractual rights with respect to matters requiring a stockholder vote at the Crowdfunding Issuer level or a member vote at the Company level; rather, it delegates the exercise of voting rights to the Lead Investor while preserving the Subscriber's underlying economic and governance interests. Subscriber, by executing this Agreement, agrees that the Lead Investor shall have full discretion to vote Subscriber's Class A Units and the corresponding Common Stock in his or her discretion pursuant to the Investor POA which will be provided to the Subscriber as a separate agreement in connection with this offering.

(c) Subscriber understands that the then-current Chief Executive Officer of the Crowdfunding Issuer, as manager of the Company, will make all decisions for the Company even though the Subscriber's investment is not made with the Crowdfunding Issuer.

(d) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(e) The aggregate value of Securities sold shall not exceed 1,234,998.93 (including Investor Transaction Fees) (the "**Oversubscription Offering**"). The Company may accept subscriptions until December 31, 2026 (the "Termination Date"). Providing that subscriptions for $10,000.41 worth of Securities are received, which also includes an 3.5% Investor Processing Fee on each transaction (the "**Minimum Offering**"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "**Closing Date**").

(f) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. <u>Joinder to Operating Agreement</u>. By executing this Subscription Agreement, Subscriber will automatically become party to the Operating Agreement as a Member holding the Securities of the Company.

3. <u>Purchase Procedure</u>.

(a) <u>Payment</u>. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow Arrangements. Until the Minimum Offering has been reached and one or more closings have occurred, payment for the Securities shall be received and held by the escrow agent appointed by the Intermediary in this Offering (the "**Escrow Agent**") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Crowdfunding Issuer. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

4. Representations and Warranties of the Company and Crowdfunding Issuer. The Company and Crowdfunding Issuer each represent and warrant to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company and Crowdfunding Issuer will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's or Crowdfunding Issuer's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Crowdfunding Issuer is a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company is a limited liability company, duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company and Crowdfunding Issuer have all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Crowdfunding Issuer is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company and the Crowdfunding Issuer are eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement and the underlying securities to be issued to the Company has been duly authorized by all necessary corporate action on the part of the Company, and by the Crowdfunding Issuer. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their terms. Further, the underlying securities to be issued by the Crowdfunding Issuer to the Company will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Crowdfunding Issuer, enforceable against the Crowdfunding Issuer in accordance with their terms.

(d) Authority for Agreement. The execution and delivery by the Company and Crowdfunding Issuer of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's and

Crowdfunding Issuer's powers and have been duly authorized by all necessary actions on the part of the Company, and necessary actions of the Crowdfunding Issuer. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No Filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company and Crowdfunding Issuer of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(g) Litigation. Except as set forth in the Offering Materials, there is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's and Crowdfunding Issuer's knowledge, currently threatened in writing (a) against the Company or Crowdfunding Issuer or (b) against any consultant, officer, manager, director or key employee of the Company or Crowdfunding Issuer arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company or Crowdfunding Issuer.

5. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors'

rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement. Subscriber is a natural person.

(c) Manner of Holding. Subscriber understands that the Subscriber is investing into the Company, which will serve as a "crowdfunding vehicle" for an investment between the Company and the Crowdfunding Issuer. The Company will maintain records of securityholders and provide rights as if the Subscriber invested directly into the Crowdfunding Issuer.

(d) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(e) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC;

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(v) Subscriber understands and agrees that Subscriber will not attempt to Transfer or engage in any resales and that such transfers and resales may be prohibited by the manager of the Company in its sole discretion, but for very limited situations.

(f) Investment Limits. Subscriber represents that either:

(i) Either of Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the greater of its annual income or net worth, or (B) $2,500; or

(ii) Both of Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the greater of its annual income or net worth, and does not exceed $124,000; or

(iii) Subscriber is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act, and no investment limits shall apply.

(g) Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a securityholder and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company or the Crowdfunding Issuer is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company or the Crowdfunding Issuer as a condition of such transfer**.

(h) Crowdfunding Issuer Information. Subscriber has read the Offering Statement, including the exhibits thereto which includes the Operating Agreement. Subscriber understands that the Crowdfunding Issuer is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Crowdfunding Issuer's business, management and financial affairs with managers, officers and management of the Crowdfunding Issuer and has had the opportunity to review the Crowdfunding Issuer's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Crowdfunding Issuer and its management regarding the terms and conditions of this investment. Subscriber understands and acknowledges that, by becoming a party to the Operating Agreement, Subscriber will grant the Lead Investor the Investor POA, such arrangement as further detailed in Section 1(b)(v), the Operating Agreement, and in the Offering Materials. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Crowdfunding Issuer or others with respect to the business or prospects of the Crowdfunding Issuer or its financial condition.

(i) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Crowdfunding Issuer on the basis of the Crowdfunding Issuer's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(j) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(k) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's

subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

6. Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company, the Crowdfunding Issuer and their respective officers, directors and affiliates, and each other person, if any, who controls the Company or the Crowdfunding Issuer, as the case may be, within the meaning of Section 15 of the Securities Act, against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. Transfer Restrictions.

(a) "Market Stand-Off" Agreement. Each Subscriber hereby agrees that it will not, without the prior written consent of the managing underwriter or financial advisor to the Crowdfunding Issuer (as applicable), during the period commencing on the date of the final prospectus relating to the registration by the Crowdfunding Issuer of its securities under the Securities Act on a registration statement on Form S-1 or Form S-3, and ending on the date specified by the Crowdfunding Issuer and the managing underwriter (such period not to exceed one hundred eighty (180) days in the case of the initial public offering (the "IPO") or any merger with or into a special purpose acquisition vehicle ("SPAC"), or such other period as may be requested by the Crowdfunding Issuer or an underwriter or financial advisor to accommodate regulatory restrictions on (1) the publication or other distribution of research reports, and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), or ninety (90) days in the case of any registration other than the IPO, or such other period as may be requested by the Crowdfunding Issuer, its financial advisors or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any Shares (or other securities, whether such shares or any such securities are then owned by the Subscriber or are thereafter acquired) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Securities, in cash, or otherwise. The foregoing provisions of this Section 7(a) shall not apply to the sale of any securities to an underwriter pursuant to an underwriting agreement, or the transfer of any securities to any trust for the direct or indirect benefit of the Subscriber or the immediate family of the Subscriber, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, and shall be applicable to the Subscribers only if all officers and directors are subject to the same restrictions. The financial advisors of the Crowdfunding Issuer or its underwriters in connection with such registration are

intended third party beneficiaries of this Section 7(a) and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Subscriber further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with such registration that are consistent with this Section 7(a) or that are necessary to give further effect thereto.

For purposes of this Section 7(a), the term "Crowdfunding Issuer" shall include any wholly owned subsidiary of the Crowdfunding Issuer into which the Crowdfunding Issuer mergers or consolidates. In order to enforce the foregoing covenant, the Crowdfunding Issuer may impose stop transfer instructions with respect to the Subscriber's registrable securities of the Crowdfunding Issuer (and the Crowdfunding Issuer shares or securities of every other person subject to the foregoing restriction) until the end of such period. The Subscriber agrees that a legend reading substantially as follows may be placed on all certificates representing all of such Subscriber's registrable securities of the Crowdfunding Issuer (and the Crowdfunding Issuer shares or securities of every other person subject to the restriction contained in this Section 7(a)):

> "THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT OF FIUTUR INFORMATION EXCHANGE INC. ("FIUTUR"), FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN FIUTUR AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT FIUTUR'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES."

(b) Further Limitations on Disposition. Without in any way limiting the representations and warranties set forth in this Agreement, the Subscriber agrees not to make any disposition of all or any portion of the Crowdfunding Issuer's Common Stock or any securities which may be converted into the Crowdfunding Issuer's Common Stock unless and until the transferee has agreed in writing for the benefit of the Crowdfunding Issuer to make the representations and warranties set out in Section 5 and the undertaking set out in Section 7(a) of this Agreement and:

(i) there is then in effect a registration statement under the Securities Act covering such proposed disposition, and such disposition is made in connection with such registration statement; or

(ii) such Subscriber has (A) notified the Crowdfunding Issuer of the proposed disposition; (B) furnished the Crowdfunding Issuer with a detailed statement of the circumstances surrounding the proposed disposition; and (C) if requested by the Crowdfunding Issuer, furnished the Crowdfunding Issuer with an opinion of counsel reasonably satisfactory to the Crowdfunding Issuer that such disposition will not require registration under the Securities Act.

The Subscriber agrees that it will not make any disposition of any of the Crowdfunding Issuer's securities to the Crowdfunding Issuer's competitors, as determined in good faith by the Crowdfunding Issuer.

8. Governing Law; Jurisdiction.

This Subscription Agreement shall be governed and construed in accordance with the laws of the State of Delaware.

EACH OF SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE MENTIONED ABOVE AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBER AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBER AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 10 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

9. Mediation. Any dispute, controversy or claim arising out of or relating to this Agreement or the breach thereof or otherwise arising by or between any parties hereto (including the Subscribers and the Company or the manager of the Company), whether arising in tort or contract outside or under the provisions of this Agreement, shall be settled by mediation in Wilmington, Delaware. The parties shall, before the commencement of judicial proceedings, attempt in good faith to settle their dispute by mediation using American Arbitration Association under its Commercial Arbitration Rules and Mediation Procedures in the City of Wilmington, State of Delaware. If the dispute cannot be resolved through mediation, then the parties shall proceed with judicial proceedings as set forth in Section 8 and Section 9.

10. Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) when delivered by hand; or (b) when received by the addressee if sent by a nationally recognized overnight courier; or (c) on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties

at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9):

If to the Company, to:

Standard Carbon Dealmaker SPV I LLC
c/o Standard Carbon Technology Inc.
115 Broadway Suite 05-103 , New York, NY, 10006

If to the Crowdfunding Issuer, to:

Standard Carbon Technology Inc.
115 Broadway Suite 05-103, New York, NY, 10006

If to a Subscriber, to Subscriber's address as shown on the signature page hereto.

Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

11. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and the Crowdfunding Issuer and their respective successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company, the Crowdfunding Issuer and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Crowdfunding Issuer is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[SIGNATURE PAGE FOLLOWS]

Standard Carbon Technology Inc

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Common Shares of Standard Carbon Technology Inc by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):

(Name of Subscriber)

By:
(Authorized Signature)

(Official Capacity or Title, if the Subscriber is not an individual)

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

(Subscriber’s Residential Address, including Province/State and Postal/Zip Code)

Taxpayer Identification Number

(Telephone Number)

(Offline Investor)
(E-Mail Address)

Number of securities: **Common Shares**
Aggregate Subscription Price: **$0.00 USD**

TYPE OF OWNERSHIP:

If the Subscriber is individual:

If the Subscriber is not an individual:

☐ Individual

☐ Joint Tenant

☐ Tenants in Common

☐ Community Property

If interests are to be jointly held:

Name of the Joint Subscriber:

Social Security Number of the Joint Subscriber:

Check this box if the securities will be held in a custodial account: ☐

Type of account:

EIN of account:

Address of account provider:

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

Standard Carbon Technology Inc

By:

Authorized Signing Officer

U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S Investor Questionnaire attached hereto): ☐

OR (ii) The aggregate subscription price of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months.

Aggregate subscription price invested in this offering: 0.00 USD

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD

The Investor's income (if not an accredited investor): USD

If selected (i) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐ A bank, as defined in Section 3(a)(2) of the U.S. Securities Act;
a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity;
a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;

☐ A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

☐ The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;

☐ a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor's spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor's principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth;

☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;

☐ A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ a natural person who holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

☐ An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or

☐ An investment adviser relying on the exemption from registering with tthe SEC under Section 203(I) or (m) of the Investment Advisers Act of 1940; or

☐ A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐ An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐ A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
(i) With assets under management in excess of $5,000,000,
(ii) That is not formed for the specific purpose of acquiring the securities offered, and
(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐ A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;

☐ A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act;

☐ A corporation, Massachusetts or similar business trust, limited liability company or partnership, not formed for the specific purpose of acquiring the securities, with total assets of more than US$5 million; or

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR:

(Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

INTERNATIONAL INVESTOR CERTIFICATE

FOR SUBSCRIBERS RESIDENT OUTSIDE OF CANADA AND THE UNITED STATES

TO: Standard Carbon Technology Inc (the "**Corporation**")

The undersigned (the **"Subscriber"**) represents covenants and certifies to the Corporation that:

i. the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) is not resident in Canada or the United States or subject to applicable securities laws of Canada or the United States;

ii. the issuance of the securities in the capital of the Corporation under this agreement (the "**Securities**") by the Corporation to the Subscriber (or its disclosed principal, if any) may be effected by the Corporation without the necessity of the filing of any document with or obtaining any approval from or effecting any registration with any governmental entity or similar regulatory authority having jurisdiction over the Subscriber (or its disclosed principal, if any);

iii. the Subscriber is knowledgeable of, or has been independently advised as to, the applicable securities laws of the jurisdiction which would apply to this subscription, if there are any;

iv. the issuance of the Securities to the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) complies with the requirements of all applicable laws in the jurisdiction of its residence;

v. the applicable securities laws do not require the Corporation to register the Securities, file a prospectus or similar document, or make any filings or disclosures or seek any approvals of any kind whatsoever from any regulatory authority of any kind whatsoever in the international jurisdiction;

vi. the purchase of the Securities by the Subscriber, and (if applicable) each disclosed beneficial subscriber, does not require the Corporation to become subject to regulation in the Subscriber's or disclosed beneficial subscriber's jurisdiction, nor does it require the Corporation to attorn to the jurisdiction of any governmental authority or regulator in such jurisdiction or require any translation of documents by the Corporation;

vii. the Subscriber will not sell, transfer or dispose of the Securities except in accordance with all applicable laws, including applicable securities laws of Canada and the United States, and the Subscriber acknowledges that the Corporation shall have no obligation to register any such purported sale, transfer or disposition which violates applicable Canadian or United States securities laws; and

viii. the Subscriber will provide such evidence of compliance with all such matters as the Corporation or its counsel may request.

The Subscriber acknowledges that the Corporation is relying on this certificate to determine the Subscriber's suitability as a purchaser of securities of the Corporation. The Subscriber agrees that the representations, covenants and certifications contained to this certificate shall survive any issuance of Securities and warrants of the Corporation to the Subscriber.

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR:

(Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

AML Certificate

By executing this document, the client certifies the following:

If an Entity:
1. I am the of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

All subscribers:

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the “Electronic Payment Terms”). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice.
Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

By submitting this payment, I hereby authorize DealMaker to charge my designated payment method for the investment amount indicated. I understand this investment is subject to the terms of the offering and its associated rules and investor protections. I understand it is not a purchase of goods or services. I acknowledge that this transactior is final, non-refundable unless otherwise stated or required, and represents an investment subject to risk, including loss. I confirm that I have reviewed all offering documents and agree not to dispute this charge with my bank or card issuer, so long as the transaction corresponds to the agreed terms and disclosures.

DATED:

INVESTOR: (Print Full Name of Investor)

By:

(Signature)

Name of Signing Officer (if Entity):

Title of Signing Officer (if Entity):

Appendix 1 - Subscriber Information

For the Subscriber and Joint Holder (if applicable)

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

For a Trust (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

Self-Certification of Trustee

Instructions: This form is intended to be used by a trustee, representing a trust who is an investor in Standard Carbon Technology Inc 's offering.

I certify that:

1. I, , am the trustee of the ("Trust") (the "**Trustee**")

2. On or about , on behalf of the Trust, the Trustee executed a subscription agreement to purchase securities in Standard Carbon Technology Inc 's offering;

3. As the Trustee, I have the authority to execute all Trust powers. Among other things, the Trust allocates to the Trustee the power to invest Trust funds for the benefit of the Trust by purchasing securities in private or public companies, regardless of the suitability of the investment for the Trust ("**Trust Investment**").

4. With respect to Trust Investments, the Trustee is the only person required to execute subscription agreements to purchase securities.

I certify that the above information is accurate and truthful as of the date below.

Trustee Name: on behalf of

Signature of Client:

Date of Signature:

Exhibit E

Co-Issuer Operating Agreement

Execution Version

AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

OF

STANDARD CARBON DEALMAKER SPV I LLC

April 2, 2026

THE UNITS (AS DEFINED BELOW) HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS. ACCORDINGLY, SUCH UNITS MAY NOT BE SOLD, ASSIGNED, PLEDGED OR OTHERWISE DISPOSED OF AT ANY TIME WITHOUT EFFECTIVE REGISTRATION UNDER SUCH ACT AND LAWS OR EXEMPTION THEREFROM, AND COMPLIANCE WITH THE OTHER RESTRICTIONS ON TRANSFERABILITY SET FORTH OR REFERRED TO IN THIS AGREEMENT.

TABLE OF CONTENTS

EXHIBITS

GLOSSARY OF DEFINED TERMS

The location of the definition of each capitalized term used in this Agreement is set forth in this Glossary:

Term	**Section**
2015 Act	Section 10.7
Adversely Affected Members	Section 12.5
Authorized Representative	Section 7.3
Breach Notice	Section 4.5
Capital Account	Section 5.3(a)
Certificate	Recitals
Class A Units	Section 4.2(a)
Company	Preamble
Deemed Indirect Transfer	Section 4.3(c)
Dissolution Event	Section 11.1(a)
Effective Date	Preamble
Fiscal Year	Section 10.6
Formation Date	Recitals
Investor POA Losses	Section 8.4(e)
Officers	Section 7.3
Original Agreement	Recitals
Parties	Preamble
Partnership Representative	Section 10.7
Party	Preamble
Proceeding	Section 9.2
SPV Common Stock	Section 2.3
Unit Ledger	Section 4.2(c)

AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT
OF
STANDARD CARBON DEALMAKER SPV I LLC
A Delaware Limited Liability Company

This **AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT** of **STANDARD CARBON DEALMAKER SPV I LLC**, a Delaware limited liability company (the "Company"), dated as of April 2, 2026 (the "Effective Date"), is adopted, executed and agreed to, for good and valuable consideration, by and among the Manager, the other signatories hereto and each other Person who becomes bound hereby whether as a signatory to this Agreement, pursuant to a Joinder Agreement, as a holder of any Unit or otherwise, including without limitation the Members (each, a "Party" and collectively, the "Parties").

RECITALS

WHEREAS, the Company was formed as a Delaware limited liability company by filing a certificate of formation (as may be amended or restated from time to time, the "Certificate") on February 11, 2026 (the "Formation Date") under and pursuant to the Delaware Limited Liability Company Act (the "Act");

WHEREAS, the Drew Lauter, as the initial member of the Company, entered into a limited liability company agreement (the "Original Agreement") dated as of the Formation Date; and

WHEREAS, this Agreement sets forth, among other things, the Persons that will be admitted as Members, the Units to be issued to such Members, the manner by which the business and affairs of the Company will be managed and certain rights and obligations in respect of Units issued on or after the date hereof.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Members (whether admitted on the date hereof or admitted hereafter in accordance with the terms of this Agreement) and the Company hereby agree that the Original Agreement is hereby amended and restated in its entirety as follows:

AGREEMENTS

ARTICLE 1
DEFINITIONS AND CONSTRUCTION

Section 1.1 **Definitions**. The Glossary of Defined Terms, which follows the Table of Contents, sets forth the location in this Agreement of the definition for each capitalized term used herein. In addition to the terms defined in the body of this Agreement, capitalized terms used herein will have the meanings given to them in Exhibit A.

Section 1.2 **Applicability of the Act**. The rights and obligations of the Members and any other Parties with respect to the Company and the Units will be determined in accordance with the terms and conditions of this Agreement and, to the extent not inconsistent with this Agreement or to the extent non-waivable, the Act. On any matter upon which this Agreement is silent, the Act will control. No provision of this Agreement will be in violation of the Act and to the extent any provision of this Agreement is in violation of the Act, such provision will be void and of no effect to the extent of such violation without affecting the validity of the other provisions of this Agreement; provided, however, that where the Act provides that a provision of the Act will apply "unless otherwise provided in a limited liability company agreement" or words of similar effect, the provisions of this Agreement will in each instance control.

ARTICLE 2
ORGANIZATIONAL MATTERS

Section 2.1 **Formation; Continuation**. The Company was organized as a limited liability company under the Act by the filing of the Certificate with the Secretary of State of the State of Delaware on the Formation Date, and the Company will continue in existence on the terms set forth herein. All actions by any Member or authorized representative of the Company in making such filing are hereby ratified, adopted and approved.

Section 2.2 **Name**. The name of the Company is "Standard Carbon Dealmaker SPV I LLC" and all business of the Company will be conducted in that name or such other names that comply with Law and as the Manager may select from time to time.

Section 2.3 **Offices**. The registered office of the Company required by the Act to be maintained in the State of Delaware will be the office of the initial registered agent named in the Certificate or such other office (which need not be a place of business of the Company) as the Manager may designate from time to time in the manner provided by Law. The registered agent of the Company in the State of Delaware will be the initial registered agent named in the Certificate or such other Person or Persons as the Manager may designate from time to time in the manner provided by Law. The principal office of the Company in the United States will be 115 Broadway, Suite 05-103, New York, NY 10006, or at such other place as the Manager may designate from time to time, which need not be in the State of Delaware. The Company may have such other offices as the Manager may designate.

Section 2.3 **Purposes; Power**. The purpose of the Company is to invest in Common Stock of the Corporation, $0.00001 par value per share (the "SPV Common Stock"), and to engage in any lawful act or activity pursuant to the forgoing as the Manager may determine that is not forbidden by Law.

Section 2.4 **Foreign Qualification**. To the extent that the nature of the business conducted requires the Company to qualify as a foreign limited liability company under the Law of the applicable jurisdiction, the Company will satisfy all requirements necessary to so qualify. At the request of the Company, each Member will execute, acknowledge, swear to and deliver all certificates and other instruments conforming with this Agreement that are necessary or

appropriate to qualify, continue and terminate the Company as a foreign limited liability company in all such jurisdictions in which the Company may conduct business.

Section 2.5 **Term**. The existence of the Company commenced upon the filing of the Certificate, and the Company will have a perpetual existence unless and until dissolved and terminated in accordance with Article 11.

Section 2.6 **No State Law Partnership**. The Members do not intend for the Company to be a partnership (including a limited partnership) or joint venture, and no Member will be a partner or joint venturer of any other Member by reason of this Agreement for any purpose other than U.S. federal and applicable state income tax purposes, and this Agreement will not be interpreted to provide otherwise. The Members intend that the Company will be treated as a partnership for U.S. federal and state income tax purposes, and each Member and the Company will file all tax returns and will otherwise take all tax and financial reporting positions in a manner consistent with such treatment. The Company will not make any election to be treated as a corporation for U.S. federal and state income tax purposes, except with the approval of the Manager.

Section 2.7 **Title to Company Assets; Liability to Third Parties**.

(a) Title to the Company's assets, whether real, personal or mixed and whether tangible or intangible, will be vested in the Company as an Entity, and no Member, Officer or employee will have any ownership interest in the Company's assets or any portion thereof. Each Member hereby waives any right such Member may at any time have to cause the Company's assets to be partitioned among the Members or to file any complaint or to institute any proceeding at Law or in equity seeking to have any one or all of the Company's assets partitioned.

(b) Except as set forth in Section 10.7 no Member will be liable for the debts, obligations or liabilities of the Company, nor will any Member be obligated to guaranty any debt, obligation or liability of the Company.

Section 2.8 **Waiver of Dissenters' and Appraisal Rights**. Notwithstanding anything to the contrary herein, no Member will have any dissenters' or appraisal rights under any circumstances including in connection with a merger or other business combination, including a Sale Transaction or an Internal Restructure, and each Member hereby waives and releases, and will execute such further instrument as the Company or the Manager reasonably requests to further evidence the waiver and release of, such matters.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

Section 3.1 **Representations and Warranties of Each Member**. Each Member (as to itself only) represents and warrants to the Company and to the other Members (including other Members admitted after the Effective Date) as follows as of the Effective Date or, if admitted after the Effective Date, as of the date such Member is admitted as a Member:

(a) Organization; Existence; Good Standing. Such Member, if such Member is an Entity, is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its formation.

(b) Power; Qualification. Such Member, if such Member is an Entity, has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder, and the execution and delivery by such Member of this Agreement and the performance of all obligations hereunder have been duly authorized by all necessary action.

(c) Authority; Enforceability. This Agreement has been duly and validly executed and delivered by such Member and, assuming due execution and delivery of this Agreement by the Company or one or more other Parties hereto, constitutes the binding obligation of such Member enforceable against such Member in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or similar Laws affecting creditors' rights generally, and by principles of equity.

(d) No Conflicts. The execution, delivery and performance by such Member of this Agreement will not, with or without the giving of notice or the lapse of time, or both, (i) violate any provision of Law to which such Member is subject, (ii) violate any order, judgment or decree applicable to such Member or (iii) conflict with, or result in a breach or default under, any term or condition of its certificate of incorporation or by-laws, certificate of limited partnership or partnership agreement, certificate of formation or limited liability company agreement, or trust agreement, as applicable, or any employment, non-compete, non-solicit or any other material agreement or instrument to which such Member is a party or otherwise bound. No consent, approval, authorization or order of any court or governmental agency or authority or of any third party which has not been obtained is required in connection with the execution, delivery and performance by such Member of this Agreement.

(e) Investment Matters. Such Member is acquiring Units in the Company for its own account, for investment purposes, and not with a view to or in connection with the resale or other distribution of such Units in violation of applicable securities laws. Such Member is an "accredited investor" as defined in Rule 501(a) of Regulation D under the Securities Act; Such Member understands and agrees that the Units have not been registered under the Securities Act and are "restricted securities." Such Member has sufficient knowledge of finance, securities and investments generally, has experience and skill in investments based on actual participation, and has the ability to bear the economic risks of such Member's investment in the Company for an indefinite period of time.

(f) LLC Agreement. Such Member understands that the Units acquired by it will, upon issuance by the Company, without any further action on the part of the Company or such Member, be subject to the terms, conditions and restrictions contained in this Agreement including all amendments, modifications, supplements, waivers and restatements thereof made in accordance with this Agreement from time to time.

(g) No Brokers. Neither such Member nor any of its Affiliates has employed or retained any broker, agent or finder in connection with this Agreement or the transactions contemplated herein, or paid or agreed to pay any brokerage fee, finder's fee, commission or similar payment to any Person on account of this Agreement or the transactions provided for herein which fee, commission or payment will constitute an obligation payable by the Company or any other Member.

(h) Survival of Representations and Warranties. All representations and warranties made by each Member in this Agreement will be considered to have been relied upon by the Company and the other Parties regardless of any investigation made by or on behalf of the Company or any such Party and will survive the execution and delivery of this Agreement.

Section 3.2 **Representations and Warranties of the Company**. The Company represents and warrants to the Members as of the Effective Date that:

(a) Formation. The Company was formed in the State of Delaware on the Formation Date.

(b) Organization; Existence; Good Standing. The Company is duly organized, validly existing and in good standing under the laws of Delaware and has all requisite power and authority to enter into this Agreement.

(c) Authority; Enforceability. This Agreement has been duly and validly executed and delivered by the Company and constitutes the binding obligation of the Company enforceable against it in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or similar Laws affecting creditors' rights generally, and by principles of equity.

(d) No Conflicts. The execution, delivery and performance by the Company of this Agreement will not, with or without the giving of notice or the lapse of time, or both, (i) violate any provision of Law to which the Company is subject, (ii) violate any order, judgment or decree applicable to the Company or (iii) conflict with, or result in a breach or default under, any term or condition of its certificate of formation or limited liability company agreement, as applicable, or any other material agreement or instrument to which the Company is a party. No consent, approval, authorization or order of any court or governmental agency or authority or of any third party which has not been obtained is required in connection with the execution, delivery and performance by the Company of this Agreement.

(e) Exempt Issuance. The Units issued on or before the Effective Date have been duly authorized and validly issued. Assuming the correctness of the representations and warranties of the Members in this Agreement, the issuance of such Units does not require registration under applicable federal or state securities Laws.

ARTICLE 4
MEMBERS; UNITS

Section 4.1 **Members**.

(a) Existing Members. The Members are listed in the books and records of the Company, and each such Person is hereby admitted as a Member as of the date hereof.

(b) Additional Members. In addition to the Members as of the date hereof, the following Persons will be deemed to be Members and will be admitted as Members without any further action by the Company or any Member: (i) any Person (other than the Company) to whom Units are Transferred by a Member after the Effective Date so long as such Transfer is made in accordance with this Agreement and (ii) any Person to whom the Company issues Units after the Effective Date in accordance with this Agreement.

(c) Cessation of Members. Any Person admitted as a Member pursuant to Section 4.1(a) will cease to have the rights of a Member under this Agreement at such time that such Person is no longer a record owner of any Units (except for any right under Article 9, which rights will not cease), but such Person will remain bound by and obligated with respect to all of the Surviving Provisions.

Section 4.2 **Units**.

(a) Class A Units. The Membership Interests of the Company will be represented by a single class of "units" designated as "Class A Units." As of the date hereof, the Company has issued Class A Units to the Members for $1.12 per Class A Unit. From time to time, the Company is authorized to issue up to 1,065,389 Class A Units in the aggregate for $1.12 per Class A Unit with approval of the Manager, including pursuant to a subscription agreement in the form approved by the Manager. The Manager may increase the total number of authorized Class A Units that the Company may issue with the approval of the Majority Holders; provided that such future issuances continue to be at $1.12 per Class A Unit unless otherwise approved by the Majority Holders.

(b) Unit Certificates. Ownership of Class A Units may, but need not, be evidenced by certificates similar to customary stock certificates. As of the Effective Date, Units are uncertificated, but the Manager may determine to certificate all or any Class A Units at any time by resolution.

(c) Issued and Outstanding Units; Unit Ledger. The Company will maintain a ledger (the "Unit Ledger") listing all of the record holders of Class A Units and the number of Class A Units held thereby. The Company will update the Unit Ledger as Units are issued, forfeited, repurchased or transferred from time to time. Modifications to the Unit Ledger for the foregoing purposes will be deemed to occur upon the closing of any transaction that does not violate the terms of this Agreement and that alters the information contained therein, will not

require Member or Manager consent or approval. Unless the Manager determined otherwise, the information set forth on the Unit Ledger shall not be made available to the Members.

(d) Voting of Units. Each Class A Unit will entitle the holder thereof to one vote for each corresponding share of the SPV Common Stock; provided that each Member's voting rights with respect to such Member's Units and the corresponding shares of the SPV Common Stock shall be subject to and exercised in accordance with the power of attorney granted to the Lead Investor pursuant to Section 8.4. Except as provided for in the preceding sentence, the Class A Units will not entitle the holders thereof to vote on any matter except (i) such matters, if any, that such holder of Class A Units would be entitled to vote as a matter of non-waivable law, and (ii) such matters as are expressly provided under this Agreement; provided, that the Manager is authorized to eliminate such voting rights of any Member who is not in Good Standing.

Section 4.3 **Transfer Related Provisions; Sale Transactions**.

(a) General Rules. No Transfer of Units will be valid unless it is made in accordance with the terms of this Section 4.3 and any Transfer not in compliance with the terms of this Section 4.3 is hereby declared null and void, ab initio.

(b) Permitted Transfers. Except for Involuntary Transfers, or a Permitted Transfer, no Member may Transfer all or any portion of its Units without the written consent of the Manager. The Manager may give or withhold its consent to any requested Transfer in its sole discretion. The effectiveness of any Transfer (other than an Involuntary Transfer) is subject to compliance with the remaining provisions of this Section 4.3.

(c) Indirect Transfers. Any Member that is an Entity will be deemed to have Transferred any Unit held thereby if (i) such Entity, or any Entity that has a direct or indirect ownership interest in such Entity, issues equity or equity-linked securities therein or any equity or equity-linked security therein is Transferred, in each case, other than to a Permitted Transferee of such Entity and (ii) the fair market value of the Entity's Units at the time of the issuance or Transfer described in clause (i) exceeds 30% of the fair market value of all of the assets of such Entity as a whole (a "Deemed Indirect Transfer"); provided, however, that assets that are contributed to, or otherwise obtained by, such Entity in order to avoid the application of this clause (ii) will not be included in the calculation of the fair market value of the assets of such Entity as a whole. If a Deemed Indirect Transfer occurs without the approval of the Manager, the Entity that makes such Deemed Indirect Transfer will be deemed to have violated this Section 4.3 and will be deemed not to be in Good Standing, and, in addition to such rights and remedies as the Company and other Members may have against such defaulting Member as set forth in this Agreement, such defaulting Member will take all action required to void such Deemed Indirect Transfer.

(d) Drag Along Provisions. Should the Company enter into or agree to enter into any Approved Sale Transaction, then, if and when requested by the Manager, each Member will be required to: (i) execute and deliver and cause his or her spouse to execute and deliver (or otherwise agree to join in and be bound by) the Customary Transaction Documentation evidencing its agreement to the terms governing such Approved Sale Transaction; (ii) vote in favor of, or

consent to, such Approved Sale Transaction (to the extent such vote or consent is required); (iii) waive dissenters' and appraisal rights, if any, that arise by reason of such Approved Sale Transaction and refrain from instituting any Proceeding with respect to the adequacy of the consideration in such Approved Sale Transaction; and (iv) cooperate in all reasonable respects to consummate such Approved Sale Transaction.

(e) Allocation of Consideration. All of the consideration payable to the Members in a Sale Transaction may first be aggregated by the Company before distributing any such consideration to any Member. The Company will then distribute the aggregate consideration to the Members in the same manner in which such consideration would have been distributed had such distribution been made under Section 6.1. If the Sale Transaction involves the issuance of any stock or other equity consideration in a transaction not involving a public offering and any Member otherwise entitled to receive consideration in such transaction is either (i) a Person who is no longer employed by any Group Company or (ii) not an accredited investor (as defined under Rule 501 of Regulation D under the Securities Act), then the Company may require such Member (A) to receive solely cash in such transaction or (B) to otherwise be cashed out (by redemption or otherwise) by the Company or any other Member prior to the consummation of such transaction.

(f) Conditions to Transfers; Continued Applicability of Agreement.

(i) As a condition to any Transfer permitted under this Section 4.3, any transferee of Units will be required to become a party to this Agreement by executing (together with such Person's spouse, if applicable) a Joinder Agreement. If any Person acquires Units from a Member in an Involuntary Transfer, notwithstanding such Person's failure to execute a Joinder Agreement in accordance with the preceding sentence (including an Involuntary Transfer), such Person and such Units will be bound by and subject to this Agreement.

(ii) Notwithstanding anything to the contrary in this Agreement, no Transfer will be effective unless and until the Company confirms in writing to the proposed transferor that the proposed Transfer will not, if effected, constitute a Prohibited Transfer. The Company will indicate whether a proposed Transfer will or would not be a Prohibited Transfer within 15 calendar days after receipt of any written request for such determination from any proposed transferor.

Section 4.4 **Registration Rights**. Each Member understands and agrees that the Units have not been registered under the Securities Act and are restricted securities within the meaning of the Securities Act. No Member will have any registration rights (demand or piggy-back).

Section 4.5 **Repurchase Provisions**. If a Member breaches this Agreement and such breach has not been cured by such Person within 20 days after the receipt of written notice of such breach from the Manager ("Breach Notice") (provided any breach of Section 4.3, or Section 8.1 of this Agreement will not be subject to such cure period), or if a Person receives Units as a result of an Involuntary Transfer, then, in each case, the Company or any Person designated by the Manager will have the right, but not the obligation, to purchase all or any portion of the Units held by such Member (or such transferee) for a price equal to the original purchase price paid to the

Company for such Units. The closing of such repurchase will take place at such time and place as specified by the Manager. Notwithstanding anything to the contrary herein, no Member who has received a Breach Notice will be entitled to any distributions pursuant to Section 6.1, Section 6.2 or otherwise, unless and until such Member cures the underlying breach to the satisfaction of the Manager. Notwithstanding the foregoing, the Company may, with approval of the Manager, make an offer to repurchase from any Member, at any time, all or a portion of the Units held by such Member for any reason or no reason on terms mutually satisfactory to such Member and the Company.

ARTICLE 5
CAPITAL CONTRIBUTIONS; CAPITAL ACCOUNTS

Section 5.1 **Capital Contributions**. As of the Effective Date, each Member has made a Capital Contribution as set forth on the Unit Ledger in exchange for one Class A Units for each $1.12 contributed. No Member will have any obligation to make any Capital Contribution to the Company after its admission as a Member.

Section 5.2 **Return of Capital Contributions**. A Member is not entitled to the return of any part of its Capital Contributions or to be paid interest in respect of either its Capital Account or its Capital Contributions. An unrepaid Capital Contribution is not a liability of the Company or of any Member. A Member is not required to contribute or to lend any cash or property to the Company to enable the Company to return any Member's Capital Contributions.

Section 5.3 **Capital Accounts**.

(a) A separate capital account (a "Capital Account") will be established and maintained for each Member in accordance with the requirements of Treasury Regulations Section 1.704-1(b)(2)(iv). Each Member's Capital Account (i) will be increased by (A) the amount of money contributed by such Member to the Company, (B) the initial Book Value of property contributed by such Member to the Company (net of liabilities secured by the contributed property that the Company is considered to assume or take subject to under Code Section 752), (C) allocations to such Member of Profits pursuant to Section 6.3 and any other items of income or gain allocated to such Member pursuant to Section 6.4, and (D) any other increases allowed or required by Treasury Regulation Section 1.704-1(b)(2)(iv), and (ii) will be decreased by (A) the amount of money distributed to such Member by the Company, (B) the Book Value of property distributed to such Member by the Company (net of liabilities secured by the distributed property that such Member is considered to assume or take subject to under Code Section 752), (C) allocations to such Member of Losses pursuant to Section 6.3 and any other items of loss or deduction allocated to such Member pursuant to Section 6.4, and (D) any other decreases allowed or required by Treasury Regulation Section 1.704-1(b)(2)(iv). A Member that has more than one class or series of Units will have a single Capital Account that reflects all such Units; provided, however, that the Capital Accounts will be maintained in such manner as will facilitate a determination of the portion of each Capital Account attributable to each class or series of Units.

(b) In the event of a Transfer of Units made in accordance with this Agreement, the Capital Account of the transferor that is attributable to the Transferred Units will carry over to the transferee Member in accordance with the provisions of Treasury Regulation Section 1.704-1(b)(2)(iv)(l).

(c) Except as otherwise required by the Act, no Member will have any liability to restore all or any portion of a deficit balance in such Member's Capital Account.

ARTICLE 6
DISTRIBUTIONS; ALLOCATIONS

Section 6.1 **Distributions**.

(a) Operating Distributions. Subject to the remaining provisions of this Section 6.1 and Section 6.2, Available Cash will be distributed, solely at such times and in such amounts as the Manager determines and approves, to each Member in accordance with their relative Sharing Percentage.

Section 6.2 **Other Distribution Provisions**. Notwithstanding anything to the contrary in Section 6.1:

(a) No distribution will be declared and paid unless, (i) after the distribution is made, the fair value of the Company's assets is at least equal to all of the Company's liabilities and (ii) the distribution or payment would not cause any Group Company to be in violation of any material agreement binding on any such Group Company.

(b) The Company is hereby authorized to withhold from any distribution to any Member and to pay over to any federal, state, local or foreign government any amounts required to be so withheld pursuant to federal, state, local or foreign Law. All amounts required to be withheld pursuant to federal, state, local or foreign tax laws will be treated as amounts actually distributed to the affected Members under Section 6.1 for all purposes under this Agreement.

(c) The Manager may impose conditions on the receipt of any distribution under Section 6.1 relating to the proceeds received by the Group Companies from a Sale Transaction (including by merger) similar to the requirements and conditions which may be imposed upon a particular Member pursuant to Section 4.3(d). If the Manager imposes such conditions, distributions will be made only to those Members that agree to, and duly comply with, such conditions.

Section 6.3 **Allocations of Profits and Losses**. After giving effect to the allocations under Section 6.4, Profits and Losses (and to the extent determined by the Manager to be necessary and appropriate to achieve the resulting Capital Account balances described below, any allocable items of gross income, gain, loss and expense includable in the computation of Profits and Losses) for each Allocation Period will be allocated among the Members during such Allocation Period, in such a manner as will cause the Capital Accounts of the Members (as adjusted to reflect all

allocations under Section 6.4 and all distributions through the end of such Allocation Period) to equal, as nearly as possible, (a) the amount such Members would receive if all assets of the Company on hand at the end of such Allocation Period were sold for cash equal to their Book Values, all liabilities of the Company were satisfied in cash in accordance with their terms (limited in the case of non-recourse liabilities to the Book Value of the property securing such liabilities), and all remaining or resulting cash were distributed to the Members under Section 6.1(a) minus (b) such Member's share of Minimum Gain and Member Nonrecourse Debt Minimum Gain, computed immediately prior to the hypothetical sale of assets, and the amount any such Member is treated as obligated to contribute to the Company, computed immediately after the hypothetical sale of assets.

Section 6.4 **Special Allocations**. The following allocations will be made in the following order:

(a) Nonrecourse Deductions will be allocated to the Members as determined by the Manager, to the extent permitted by the Treasury Regulations.

(b) Member Nonrecourse Deductions attributable to Member Nonrecourse Debt will be allocated to the Members bearing the Economic Risk of Loss for such Member Nonrecourse Debt as determined under Treasury Regulation Section 1.704-2(b)(4). If more than one Member bears the Economic Risk of Loss for such Member Nonrecourse Debt, the Member Nonrecourse Deductions attributable to such Member Nonrecourse Debt will be allocated among the Members according to the ratio in which they bear the Economic Risk of Loss. This Section 6.4(b) is intended to comply with the provisions of Treasury Regulation Section 1.704-2(i) and will be interpreted consistently therewith.

(c) Notwithstanding any other provision hereof to the contrary, if there is a net decrease in Minimum Gain for an Allocation Period (or if there was a net decrease in Minimum Gain for a prior Allocation Period and the Company did not have sufficient amounts of income and gain during prior periods to allocate among the Members under this Section 6.4(c)), items of income and gain will be allocated to each Member in an amount equal to such Member's share of the net decrease in such Minimum Gain (as determined pursuant to Treasury Regulation Section 1.704-2(g)(2)). This Section 6.4(c) is intended to constitute a minimum gain chargeback under Treasury Regulation Section 1.704-2(f) and will be interpreted consistently therewith.

(d) Notwithstanding any provision hereof to the contrary except Section 6.4(c) (dealing with Minimum Gain), if there is a net decrease in Member Nonrecourse Debt Minimum Gain for an Allocation Period (or if there was a net decrease in Member Nonrecourse Debt Minimum Gain for a prior Allocation Period and the Company did not have sufficient amounts of income and gain during prior periods to allocate among the Members under this Section 6.4(d)), items of income and gain will be allocated to each Member in an amount equal to such Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain (as determined pursuant to Treasury Regulation Section 1.704-2(i)(4)). This Section 6.4(d) is intended to constitute a partner nonrecourse debt minimum gain chargeback under Treasury Regulation Section 1.704-2(i)(4) and will be interpreted consistently therewith.

(e) Notwithstanding any provision hereof to the contrary except Section 6.4(a) and Section 6.4(b), no Losses or other items of loss or expense will be allocated to any Member to the extent that such allocation would cause such Member to have a deficit balance in its Adjusted Capital Account (or increase any existing deficit balance in its Adjusted Capital Account) at the end of such Allocation Period. All Losses and other items of loss and expense in excess of the limitation set forth in this Section 6.4(e) will be allocated to the Members who do not have a deficit balance in their Adjusted Capital Accounts in proportion to their relative positive Adjusted Capital Accounts but only to the extent that such Losses and other items of loss and expense do not cause any such Member to have a deficit in its Adjusted Capital Account.

(f) Notwithstanding any provision hereof to the contrary except Section 6.4(c) and Section 6.4(d), a Member who unexpectedly receives an adjustment, allocation or distribution described in Treasury Regulation Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6) will be allocated items of income and gain (consisting of a pro rata portion of each item of income, including gross income, and gain for the Allocation Period) in an amount and manner sufficient to eliminate any deficit balance in such Member's Adjusted Capital Account as quickly as possible; provided, that an allocation pursuant to this Section 6.4(f) will be made only if and to the extent that such Member would have deficit Adjusted Capital Account balance after all other allocations provided for in this Article 6 have been tentatively made as if this Section 6.4(f) were not in this Agreement. This Section 6.4(f) is intended to constitute a qualified income offset under Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and will be interpreted consistently therewith.

(g) In the event that any Member has a deficit balance in its Adjusted Capital Account at the end of any Allocation Period, such Member will be allocated items of Company gross income in the amount of such deficit as quickly as possible; provided, that an allocation pursuant to this Section 6.4(g) will be made only if and to the extent that such Member would have a deficit balance in its Capital Account after all other allocations provided for in this Article 6 have been tentatively made as if Section 6.4(f) and this Section 6.4(g) were not in this Agreement.

(h) To the extent an adjustment to the adjusted tax basis of any Company properties pursuant to Code Section 734(b) (including any such adjustments pursuant to Treasury Regulation Section 1.734-2(b)(1)) is required pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m)(2) or 1.704-1(b)(2)(iv)(m)(4) to be taken into account in determining Capital Accounts as the result of a distribution to any Member in complete liquidation of such Member's Units, the amount of such adjustment to Capital Accounts will be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss will be allocated to the Members in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(m)(2) if such Treasury Regulation Section applies, or to the Member to whom such distribution was made if Treasury Regulation Section 1.704-1(b)(2)(iv)(m)(4) applies.

(i) If any holder forfeits (or has repurchased at less than Fair Market Value) all or a portion of such holder's Units, the Company will make forfeiture allocations to such holder in the manner and to the extent required by Proposed Treasury Regulation Section 1.704-1(b)(4)(xii) (as such Proposed Treasury Regulation may be amended or modified, including upon the issuance of temporary or final Treasury Regulations).

Section 6.5 **Income Tax Allocations**.

(a) All items of income, gain, loss and deduction for U.S. federal income tax purposes will be allocated in the same manner as the corresponding item is allocated pursuant to Section 6.3 or Section 6.4, except as otherwise provided in this Section 6.5.

(b) In accordance with the principles of Code Section 704(c) and the Treasury Regulations thereunder (including the Treasury Regulations applying the principles of Code Section 704(c) to changes in Book Values), income, gain, deduction and loss with respect to any Company property having a Book Value that differs from such property's adjusted U.S. federal income tax basis will, solely for U.S. federal income tax purposes, be allocated among the Members in order to account for any such difference using any method as determined by the Manager to be appropriate and in accordance with the applicable Treasury Regulations.

(c) Any (i) recapture of depreciation or any other item of deduction will be allocated, in accordance with Treasury Regulations Sections 1.1245-1(e) and 1.1254-5, to the Members who received the benefit of such deductions (taking into account the effect of remedial allocations, if applicable), and (ii) recapture of grants credits will be allocated to the Members in accordance with applicable law.

(d) Tax credits of the Company will be allocated among the Members as provided in Treasury Regulation Sections 1.704-1(b)(4)(ii) and 1.704-1(b)(4)(viii).

(e) Allocations pursuant to this Section 6.5 are solely for purposes of U.S. federal, state, and local taxes and, except as otherwise specifically provided, will not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Profits, Losses, other items or distributions pursuant to any provision of this Agreement.

Section 6.6 **Other Allocation Rules**.

(a) All items of income, gain, loss, deduction and credit allocable to an interest in the Company that may have been Transferred will be allocated between the transferor and the transferee based on the portion of the Fiscal Year during which each was recognized as the owner of such interest, without regard to the results of Company operations during any particular portion of that year and without regard to whether cash distributions were made to the transferor or the transferee during that year; provided, however, that this allocation must be made in accordance with a method permissible under Code Section 706 and the Treasury Regulations thereunder.

(b) Each Member's proportionate share of the "excess nonrecourse liabilities" of the Company, within the meaning of Treasury Regulation Section 1.752-3(a)(3), will be allocated to the Members in any manner determined by the Manager and permissible under the Treasury Regulations.

(c) The definition of Capital Account set forth in Section 5.3(a) and the allocations set forth in Section 6.3, Section 6.4, Section 6.5 and the preceding provisions of this

Section 6.6 are intended to comply with the Treasury Regulations. If the Manager determines that the determination of a Member's Capital Account or the allocations to a Member are not in compliance with the Treasury Regulations, the Manager is authorized to make any appropriate adjustments.

ARTICLE 7
GOVERNANCE

Section 7.1 **Manager-Managed Company**. The Company will be managed by a "manager" (as such term is used in the Act) according to the provisions of this Agreement. Except for decisions or actions requiring the approval of the Members as provided by non-waivable provisions of applicable Law or as otherwise provided herein, (a) the powers of the Company shall be exercised by or under the authority of, and the business and affairs of the Company shall be managed under the direction of the Manager and (b) the Manager may make all decisions and take all actions for the Company as in its sole discretion it deems necessary or appropriate to carry out the purposes for which the Company is being formed under this Agreement, including, but not limited to, the initiation of any Sale Transaction.

Section 7.2 **Meetings of the Members**.

(a) Meetings. To the extent an action or vote of the Members is required by non-waivable provisions of applicable Law , such meetings of the Members may be held at the principal office of the Company, or at such other place within or outside of the State of Delaware on such date, and at such time as the Manager may fix and set forth in the notice of such meeting. The Manager will provide at least 24 hours' prior notice of any meeting of the Members. Annual meetings of the Members are not required for any purpose and are not envisioned to occur.

(b) Quorum; Required Vote for Member Action; Adjournment of Meetings. The Majority Holders will constitute a quorum at any meeting of Members, and the affirmative vote of the Members of a majority of the outstanding Units so present or represented at such meeting, voting together as a single class, will constitute the act of the Members. No matter will require the approval of any separate class of Units except to the extent required by mandatory, non-waivable provisions of the Act. Any action required or permitted to be taken at such a meeting may be taken without a meeting and without a vote if a consent in writing, setting forth the action or actions so taken, is signed by such Members required to carry the vote at any duly convened meeting at which a quorum is present, provided that such written consent is promptly delivered to all Members entitled to vote on the matters set forth therein.

(c) Record Date. For the purpose of determining Members entitled to notice of or to vote at any meeting of Members, or any adjournment thereof, or entitled to consent to any matter, or entitled to exercise any rights in connection with any change, conversion or exchange of Units, or for the purpose of any other lawful action, the Manager may fix a record date, which record date will not precede the date upon which the resolution fixing such record date is adopted by the Manager, and which record date will not be more than 60 calendar days prior to the date of such meeting.

Section 7.3 **Officers**. The Manager may appoint certain agents of the Company to be referred to as "officers" of the Company ("Officers") and designate such titles (such as Chief Executive Officer, President, Vice-President, Secretary and Treasurer), and such Officers will have the power, authority and duties described by resolution of the Manager or, in the absence of such description, as is customary for each such position. In addition to or in lieu of Officers, the Manager may authorize any person to take any action or perform any duties on behalf of the Company (including any action or duty reserved to any particular Officer) and any such person may be referred to as an "Authorized Representative." An employee or other agent of the Company will not be an authorized representative unless specifically appointed as such by the Manager. Duly elected and designated Officers will have primary responsibility for the day-to-day operations of the Company, subject to oversight by the Manager.

ARTICLE 8
ADDITIONAL COVENANTS

Section 8.1 **Information; Confidentiality**. Each Member will keep confidential and will not disclose, divulge or use (other than for Company business) any Confidential Information, except for disclosures (a) compelled by Law or required or requested by subpoena or request from a court, regulator or a stock exchange (but the Member will (provided, that such is legally permitted) notify the Company or the Member affected by such disclosure, as applicable, promptly of any request for that information before disclosing it, if practicable), (b) to Representatives of the Member (provided each Representative is informed of the confidential nature of such information, and that the disclosing Member remains liable for any breach of this provision by its Representatives), (c) of information that a Member has received from a source that such Member reasonably believes after reasonable inquiry, is not subject to any confidentiality obligation to any Group Company or any Affiliates thereof, (d) of information that is developed independent of the Group Companies and without reference to, or incorporation of, any Confidential Information, (e) to any Person to which such Member Transfers or offers to Transfer any of its Units in compliance with this Agreement, so long as the Transferring party first obtains a confidentiality agreement from the proposed transferee, in form reasonably acceptable to the Manager, or (f) permitted by the Manager in writing prior to any such disclosure. The Members agree that breach of the provisions of this Section 8.1 may cause irreparable injury to the Company or the other Members for which monetary damages (or other remedy at law) are inadequate in view of (i) the complexities and uncertainties in measuring the actual damages that would be sustained by reason of the failure of a Member to comply with such provisions and (ii) the uniqueness of the Company's and each other Member's business and the confidential nature of the information described in this Section 8.1. Accordingly, the Members agree that the provisions of this Section 8.1 may be enforced by all available remedies at law or in equity including specific performance.

Section 8.2 **Manager Power of Attorney**. Each Member hereby makes, constitutes and appoints the Manager as its true and lawful attorney-in-fact for it and in its name, place, and stead and for its use and benefit, to sign, execute, certify, acknowledge, swear to, file and record this Agreement and any amendment or restatement hereof that is adopted in accordance with Section 12.5, any agreement, certificate, instrument, or other document in connection with any Approved Sale Transaction pursuant to Section 4.3(d), and any other instrument that is now or

may hereafter be deemed necessary by the Company in its reasonable discretion to carry out fully the provisions and the agreements, obligations and covenants of such Member. Each Member hereby gives such attorney-in-fact full power and authority to do and perform each and every act or thing whatsoever requisite or advisable to be done in connection with such Member's obligations and agreements as fully as such Member might or could do personally, and hereby ratifies and confirms all that any such attorney-in-fact will lawfully do or cause to be done by virtue of the power of attorney granted hereby. The power of attorney granted pursuant to this Section 8.2 is a special power of attorney, coupled with an interest, and is irrevocable, and will survive the bankruptcy, insolvency, dissolution or cessation of existence of the applicable Member.

Section 8.3 **Internal Restructure**. Upon the approval of the Manager, the Company may effect an Internal Restructure on such terms as the Manager in good faith deems advisable. The Company will use commercially reasonable efforts to structure an Internal Restructure to result in each Member having the same relative equity ownership percentages among the holders of a series or class of Units, relative pro rata distribution rights among the holders of a series or class of Units (except in connection with a Public Offering of the Company) in the surviving Entity as such Member had pursuant to this Agreement immediately prior to such Internal Restructure and the same provisions granting the Manager authority to manage the affairs of the Company and governing Transfers of Units or other equity securities and indemnification. The governing instruments of the surviving Entity will incorporate the governance provisions of this Agreement as closely as practicable. Each Member agrees that it will consent to and raise no objections to such an Internal Restructure that has been approved by the Manager, and will take such other actions as may be reasonably required and otherwise cooperate in good faith with the Company and the Manager in connection with consummating an Internal Restructure.

Section 8.4 Lead Investor Power of Attorney.

(a) Appointment of Proxy. Each Member hereby irrevocably appoints the Lead Investor as such Member's proxy and attorney-in-fact, with the power to act alone and with full power of substitution to: (A) vote such Member's Units and the corresponding shares of the SPV Common Stock as the Lead Investor determines in its sole discretion; (B) give and receive notices and communications with respect to the SPV Common Stock; (C) execute any instrument or document that the Lead Investor determines may be necessary or appropriate in the exercise of the authority granted pursuant to this Section 8.4; and (D) take any and all actions necessary or appropriate in the judgment of the Lead Investor for the accomplishment of the foregoing.

(b) Nature of Power of Attorney. The proxy and power of attorney granted in this Section 8.4 are coupled with an interest and, if a Member is an individual, will survive the death, incompetency and disability of such Member or, if a Member is an Entity, will survive the merger or reorganization of such Member or any other Entity holding such Member's Units.

(c) EFFECT OF LEAD INVESTOR ACTIONS. A DECISION, ACT, CONSENT OR INSTRUCTION OF THE LEAD INVESTOR PURSUANT TO THE PROXY AND POWER OF ATTORNEY GRANTED HEREUNDER CONSTITUTES A DECISION OF THE APPLICABLE MEMBER AND IS FINAL, BINDING AND CONCLUSIVE UPON SUCH

MEMBER. THE COMPANY, STOCKHOLDERS OF THE CORPORATION AND ANY OTHER THIRD PARTY MAY RELY UPON ANY SUCH DECISION, ACT, CONSENT OR INSTRUCTION OF THE LEAD INVESTOR AS BEING THE DECISION, ACT, CONSENT OR INSTRUCTION OF SUCH MEMBER. THE COMPANY, STOCKHOLDERS OF THE CORPORATION AND ANY OTHER THIRD PARTY ARE HEREBY RELIEVED FROM ANY LIABILITY TO ANY PERSON FOR ANY ACTS DONE BY THEM IN ACCORDANCE WITH ANY SUCH DECISION, ACT, CONSENT OR INSTRUCTION OF THE LEAD INVESTOR.

(d) LEAD INVESTOR LIABILITY. THE LEAD INVESTOR WILL NOT BE LIABLE FOR ANY ACT DONE OR OMITTED IN THE LEAD INVESTOR'S CAPACITY AS THE PROXY AND ATTORNEY-IN-FACT FOR ANY MEMBER, EXCEPT TO THE EXTENT RESULTING FROM THE LEAD INVESTOR'S GROSS NEGLIGENCE OR WILLFUL MISCONDUCT. THE LEAD INVESTOR HAS NO DUTIES OR RESPONSIBILITIES IN SUCH CAPACITY EXCEPT THOSE EXPRESSLY SET FORTH IN THIS INSTRUMENT, AND NO IMPLIED COVENANTS, FUNCTIONS, RESPONSIBILITIES, DUTIES, OBLIGATIONS OR LIABILITIES ON BEHALF OF ANY MEMBER OTHERWISE EXIST AGAINST THE LEAD INVESTOR.

(e) INDEMNIFICATION OF LEAD INVESTOR. EACH MEMBER WILL INDEMNIFY, DEFEND AND HOLD HARMLESS THE LEAD INVESTOR FROM AND AGAINST ANY AND ALL LOSSES, LIABILITIES, DAMAGES, CLAIMS, PENALTIES, FINES, FORFEITURES, ACTIONS, FEES, COSTS AND EXPENSES (INCLUDING THE FEES AND EXPENSES OF COUNSEL AND EXPERTS AND THEIR STAFFS AND ALL EXPENSE OF DOCUMENT LOCATION, DUPLICATION AND SHIPMENT) (COLLECTIVELY, "INVESTOR POA LOSSES") ARISING OUT OF OR IN CONNECTION WITH ANY ACT DONE OR OMITTED IN THE LEAD INVESTOR'S CAPACITY AS REPRESENTATIVE OF SUCH MEMBER PURSUANT TO THIS AGREEMENT, IN EACH CASE AS SUCH INVESTOR POA LOSSES ARE SUFFERED OR INCURRED; PROVIDED, THAT IN THE EVENT THAT ANY SUCH INVESTOR POA LOSSES ARE FINALLY ADJUDICATED TO HAVE BEEN DIRECTLY CAUSED BY THE GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF THE LEAD INVESTOR, THE COMPANY WILL REIMBURSE SUCH MEMBER THE AMOUNT OF SUCH INDEMNIFIED INVESTOR POA LOSSES TO THE EXTENT ATTRIBUTABLE TO SUCH GROSS NEGLIGENCE OR WILLFUL MISCONDUCT (PROVIDED THAT THE LEAD INVESTOR'S AGGREGATE LIABILITY HEREUNDER SHALL IN NO EVENT EXCEED THE AMOUNT PAID BY SUCH MEMBER UNDER THIS AGREEMENT). IN NO EVENT WILL THE LEAD INVESTOR BE REQUIRED TO ADVANCE HIS, HER OR ITS OWN FUNDS ON BEHALF OF ANY MEMBER OR OTHERWISE.

(f) Survival; Third Party Beneficiary. Each Member acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Lead Investor or the termination of this Agreement. The Lead Investor is an intended third-party beneficiary of this Section 8.4 and has the right, power and authority to enforce the provisions hereof as though he, she or it were a party hereto.

(g) Designation and replacement of lead investor. The Lead Investor shall be designated by the Manager from among the Members. The Manager may replace the Lead Investor at any time with another Member in the Manager's sole discretion.

ARTICLE 9
EXCULPATION AND INDEMNIFICATION

Section 9.1 **Exculpation**. No Officer or the Manager in such person's capacity as such will be liable to the Company or any Member for monetary damages arising from any actions taken, or actions failed to be taken, in his or her capacity as such except for (i) liability for acts that involve fraud, willful misconduct or bad faith, (ii) liability with respect to any transaction from which such Person derived a personal benefit unless such transaction is permitted by or approved or deemed approved in accordance with this Agreement, or (iii) liability arising from a breach of this Agreement. No Member will be liable to the Company or any other Member for monetary damages arising from any actions taken, or actions failed to be taken, in its capacity as such except for liability arising from a breach of this Agreement.

Section 9.2 **Indemnification of Officers and the Manager**. Subject to the limitations set forth in this Section 9.2, each Person who was or is made a party or is threatened to be made a party to or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative (hereinafter a "Proceeding"), or any appeal in such a Proceeding or any inquiry or investigation that could lead to such a Proceeding, by reason of the fact that it, or a Person of whom it is the legal representative, is or was an Officer or the Manager will be indemnified by the Company to the fullest extent permitted by the Act, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than said Law permitted the Company to provide prior to such amendment), against judgments, penalties (including excise and similar taxes and punitive damages), fines, settlements and reasonable expenses (including reasonable attorneys' fees) actually incurred by such Person in connection with such Proceeding, and indemnification under this Section 9.2 will continue as to a Person who has ceased to serve in the capacity which initially entitled such Person to indemnity hereunder. Notwithstanding anything to the contrary in this Section 9.2, a Person will not be entitled to indemnification hereunder if it is determined by a nonappealable order of a court of competent jurisdiction or arbitrator that, with respect to the matter for which such Person seeks indemnification, (a) such Person did not act in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, (b) that such Person's actions constituted fraud, willful misconduct or bad faith or, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful, (c) the matter for which such Person seeks indemnification is a Proceeding that primarily relates to a breach of this Agreement or any other agreement between such Person and any Group Company, or (d) the matter for which such Person seeks indemnification would not have arisen but for such Person's or such Person's Affiliates acting in a capacity other than in its capacity as an Officer or the Manager. The termination of any action, suit or Proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, will not, of itself, create a presumption that the Person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to

the best interests of the Company and, with respect to any criminal action or Proceeding, had reasonable cause to believe that his conduct was unlawful.

Section 9.3 **Indemnification of M&O Covered Persons**. To the fullest extent permitted by law, the Company shall indemnify each M&O Covered Person, in such Person's capacity as an M&O Covered Person, for, and hold each M&O Covered Person harmless from, any loss or damage incurred by such M&O Covered Person by reason of any act or omission performed or omitted by such M&O Covered Person. This Agreement is not intended to, and does not, create or impose any fiduciary duty on any M&O Covered Person. The Members waive any and all fiduciary duties of the M&O Covered Persons in their capacity as M&O Covered Persons that, absent such waiver, may be implied by the Act or other applicable law and, in doing so, acknowledges and agrees that the duties and obligations of the M&O Covered Persons to the Company and the Members are only as expressly set forth in this Agreement. The provisions of this Agreement shall replace the duties and liabilities of the M&O Covered Persons otherwise existing at law or in equity. To the fullest extent authorized or permitted by the Act, the Company shall pay or reimburse all reasonable expenses (including reasonable attorneys' fees) incurred by any M&O Covered Person that is a party to a proceeding in advance of final disposition of such proceeding provided such M&O Covered Person agrees to reimburse the Company should it ultimately be determined that such M&O Covered Person was not entitled to indemnification pursuant to the provisions of this Section 9.3. The Company may purchase and maintain insurance on behalf of the M&O Covered Persons against any liability asserted against or incurred by any M&O Covered Person as a result of being a M&O Covered Person, whether or not the Company would have the power to indemnify such M&O Covered Persons against the same liability under the provisions of this Section 9.3 or the Act.

Section 9.4 **Advance Payment**. The right to indemnification conferred on the Officers and the Manager referenced under Section 9.2 will include the right to be paid or reimbursed by the Company the reasonable expenses incurred by a Person entitled to be indemnified under Section 9.2 who was, is or is threatened to be made a named defendant or respondent in a Proceeding (other than Proceedings for matters described in clauses (a) through (d) of Section 9.2) in advance of the final disposition of the Proceeding and without any determination as to the Person's ultimate entitlement to indemnification; provided, that payment of such expenses incurred by any such Person in advance of the final disposition of a Proceeding will be made only upon delivery to the Company of a written affirmation by such Person of its good faith belief that it has met the standard of conduct necessary for indemnification under Section 9.2 and a written undertaking by such Person to repay all amounts so advanced if it is ultimately determined by a court of competent jurisdiction that such Person is not entitled to be indemnified under Section 9.2 or otherwise.

Section 9.5 **Insurance**. Without limiting the Company's other obligations under this Article 9, if approved by the Manager, the Company will procure and at all times maintain directors and officers liability insurance coverage, unless and until otherwise determined by the Manager.

ARTICLE 10
TAX, ACCOUNTING, BOOKKEEPING AND RELATED PROVISIONS

Section 10.1 **Tax Returns**. The Company will prepare and timely file all U.S. federal, state and local and foreign tax returns required to be filed by the Company. Unless otherwise determined by the Manager, any income tax return of the Company will be prepared by an independent public accounting firm selected by the Manager. Each Member will furnish to the Company all pertinent information in its possession relating to the Company's operations that is necessary to enable the Company's tax returns to be timely prepared and filed. The Company will deliver to each Member as soon as applicable after the end of each calendar year a Schedule K-1 together with such additional information as may be required by the Members (or their owners) in order to file their individual returns reflecting the Company's operations. The Company will bear the costs of the preparation and filing of its tax returns.

Section 10.2 **Tax Partnership**. The Members intend that the Company will be treated as a partnership for U.S. federal and state income tax purposes. Unless otherwise approved by the Manager, neither the Company nor any Member will make an election for the Company to be excluded from the application of the provisions of subchapter K of chapter 1 of subtitle A of the Code or any similar provisions of applicable state law or to be classified as other than a partnership pursuant to Treasury Regulation Section 301.7701-3.

Section 10.3 **Tax Elections**. The Company will make the following elections on the appropriate tax returns:

(a) to adopt, as the Company's Fiscal Year, the calendar year or such other Fiscal Year as the Partnership Representative designates;

(b) to adopt the accrual method of accounting unless the cash method of accounting is available and the Partnership Representative designates the cash method of accounting for use by the Company;

(c) if a distribution of the Company's property as described in Code Section 734 occurs or a Transfer of Units as described in Code Section 743 occurs, the Company may elect, at the discretion of the Manager, pursuant to Code Section 754, to adjust the basis of the Company's properties;

(d) any election that would ensure that the Company will be treated as a partnership for federal income tax purposes; and

(e) any other election the Manager may deem appropriate and in the best interests of the Members.

Section 10.4 **Consistent Tax Treatment**. Each Member agrees that such Member will not treat any Company item inconsistently on such Member's federal, state, foreign or other income tax return with the treatment of the item on the Company's return.

Section 10.5 **Bank Accounts**. The Company may establish one or more separate bank and investment accounts and arrangements, which will be maintained in the Company's name with financial institutions and firms that the Manager may determine. The Company will not commingle the Company's funds with the funds of any Member or any Affiliate of a Member.

Section 10.6 **Fiscal Year**. The fiscal year of the Company (the "Fiscal Year") will end on December 31 of each calendar year unless, for United States federal income tax purposes, another fiscal year is required. The Company will have the same fiscal year for United States federal income tax purposes and for accounting purposes.

Section 10.7 **Partnership Representative**. The Manager, or such other Member designated by the Manager from time to time, will be designated, and will be specifically authorized to act as, the "partnership representative" (the "Partnership Representative") under Section 6223 of the Code (or any successor thereto), as amended by the Bipartisan Budget Act of 2015 (the "2015 Act"). If any state or local Law provides for a partnership representative or Person having similar rights, powers, authority or obligations, Manager will also serve in such capacity. The Partnership Representative will apply the provisions of subchapter C of Chapter 63 of the Code, as amended by the 2015 Act (or any successor rules thereto), and any similar provisions of state, local or foreign Law, with respect to any audit, imputed underpayment, other adjustment, or any such decision or action by the Internal Revenue Service with respect to the Company or the Members for such taxable years, in the manner determined by the Partnership Representative, as approved by the Manager. For the avoidance of doubt, the Partnership Representative may make, as approved by the Manager, an election to apply Section 6221(b) or Section 6226 of the Code or an election to file an administrative adjustment pursuant to Section 6227 of the Code, in each case as amended by the 2015 Act and in the manner determined by Partnership Representative and approved by the Manager. The Partnership Representative will promptly inform the Members of any material tax deficiencies assessed by any taxing authority against the Company or the Members. Each Member does hereby agree to indemnify and hold harmless the Company from and against any liability with respect to its share of any tax deficiency paid or payable by the Company that is allocable to the Member (as reasonably determined by the Manager) with respect to an audited or reviewed taxable year for which such Member was a Member (for the avoidance of doubt, including any applicable interest and penalties); such obligation will survive such Member's ceasing to be a Member and/or the termination, dissolution, liquidation and winding up of the Company. For the avoidance of doubt, the Partnership Representative will not make any election under this Section 10.7, unless required by Law, without the approval of the Manager. The Members will have no claim against the Company or the Partnership Representative for any form of damages or liability as a result of actions taken or remedies pursued by or on behalf of the Company in order to comply with the rules under subchapter C of Chapter 63 of the Code, or similar provisions of state, local or foreign Law.

Section 10.8 **Cooperation and Assistance**. Each Member will provide such cooperation and assistance, including but not limited to executing and filing forms or other statements and providing information about the Member, as is reasonably requested by the Partnership Representative to enable the Company to satisfy any applicable tax reporting or compliance requirements, to make any tax election or to qualify for an exception from or reduced rate of tax

or other tax benefit or be relieved of liability for any tax regardless of whether such requirement, tax benefit or tax liability existed on the date such Member was admitted to the Company. If a Member fails to provide any such forms, statements, or other information requested by the Partnership Representative such Member will be required to indemnify the Company for the share of any tax deficiency paid or payable by the Company that is due to such failure (as reasonably determined by the Manager). The obligations set forth in this Section 10.8 will survive such Member's ceasing to be a Member in the Company and/or the termination, dissolution, liquidation and winding up of the Company.

ARTICLE 11
DISSOLUTION, WINDING-UP AND TERMINATION

Section 11.1 **Distribution of Cash**.

(a) General. The Company will dissolve and its affairs will be wound up on the first to occur of the following events (each a "Dissolution Event"), and no other event will cause the Company's dissolution:

(i) the approval of the Manager and (A) the dissolution of the Corporation, or (B) the approval of the Majority Holders; and

(ii) the entry of a decree of judicial dissolution of the Company under Section 18-802 of the Act.

(b) Continuance of the Company. To the maximum extent permitted by the Act, the death, retirement, resignation, expulsion, bankruptcy or dissolution of a Member will not constitute a Dissolution Event and, notwithstanding the occurrence of any such event or circumstance, the business of the Company will be continued without dissolution.

Section 11.2 **Liquidation Waterfall**. In the event that a Dissolution Event occurs, then the Company will be liquidated and its affairs will be wound up. All proceeds from such liquidation will be distributed as set forth below, in accordance with the provisions of Section 18-804 of the Act:

(a) first, to creditors, including Members who are creditors to the extent permitted by law, in satisfaction of the Company's liabilities; and

(b) then, to the Members in accordance with Section 6.1(a).

Section 11.3 **Distribution in Kind**. In the event the Manager determines in connection with the liquidation of the Company that a portion of the Company's assets are best distributed in kind to the Members, then such assets will be so distributed in kind to the Members in undivided shares therein as tenants in common in the manner specified in Section 11.1 hereof.

Section 11.4 **Winding-Up and Termination**. On the occurrence of a Dissolution Event, the Manager may select one or more Persons to act as liquidator or may itself act as liquidator.

The liquidator will proceed diligently to wind up the affairs of the Company and make final distributions as provided herein and in the Act. The costs of winding up will be borne as a Company expense, including reasonable compensation to the liquidator if approved by the Manager. Until final distribution, the liquidator will continue to operate the Company properties with all of the power and authority of the Manager.

Section 11.5 **Final Accounting**. As promptly as possible after dissolution and again after final winding up, the liquidator will cause a proper accounting to be made by the Accounting Firm of the Company's assets, liabilities and operations through the last calendar day of the month in which the dissolution occurs or the final winding up is completed, as applicable.

Section 11.6 **Certificate of Termination**. On completion of the distribution of Company assets as provided herein, the Manager (or any Person or Persons as Act may require or permit) will file a certificate of termination with the Secretary of State of Delaware, cancel any other filings made pursuant to Section 2.5, and take such other actions as may be necessary to terminate the existence of the Company. Upon the effectiveness of the certificate of termination, the existence of the Company will cease, except as may be otherwise provided by the Act or other applicable Law.

ARTICLE 12
GENERAL PROVISIONS

Section 12.1 **Offset**. Whenever the Company is to pay any sum to any Member, any amounts that such Member owes any Group Company may be deducted from that sum before payment, after written notice to the Member describing the nature of the offset and the amount to be offset.

Section 12.2 **Notices**. Except as expressly set forth to the contrary in this Agreement, all notices, requests or consents provided for or permitted to be given under this Agreement must be in writing and must be delivered to the recipient in person, by courier or mail, by email or similar transmission; and a notice, request or consent given under this Agreement is effective on receipt by the Person to receive it. Any notice given in accordance herewith will be deemed to have been received upon actual receipt when delivered in person, including delivery by the U.S. Postal Service; on the Business Day that receipt is confirmed by a reputable courier; or on the Business Day following the date the party giving notice receives electronic confirmation of delivery, in the case of an email or similar transmission. If the date specified in this Agreement for giving notice or taking any action is not a Business Day (or if the period during which any notice is required to be given or any action taken expires on a date which is not a Business Day), then the date for giving such notice or taking such action (and the expiration date of such period during which notice is required to be given or action taken) will be the next calendar day which is a Business Day. All notices, requests and consents to be sent to a Member must be sent to or made at the addresses given for that Member on such Member's signature page hereto or such other address as that Member may specify by notice to the Company and the other Members. Whenever any notice is required to be given by Law, the Certificate or this Agreement, a written waiver thereof, signed by

the Person entitled to notice, whether before or after the time stated therein, will be deemed equivalent to the giving of such notice.

Section 12.3 **Entire Agreement; Supersedure**. This Agreement and any other agreements expressly mentioned herein constitute the entire agreement of the Members and their respective Affiliates relating to the matters covered hereby and supersede all prior contracts or agreements with respect to the Company, whether oral or written, including the Original Agreement.

Section 12.4 **Effect of Waiver or Consent**. A waiver or consent, express or implied, to or of any breach or default by any Person in the performance by that Person of its obligations with respect to the Company is not a consent or waiver to or of any other breach or default in the performance by that Person of the same or any other obligations of that Person with respect to the Company. Failure on the part of a Person to complain of any act of any Person or to declare any Person in default with respect to the Company, irrespective of how long that failure continues, does not constitute a waiver by that Person of its rights with respect to that default until the applicable statute-of-limitations period has run.

Section 12.5 **Amendment or Restatement**. This Agreement (including the Exhibits and Schedules) may be amended or restated by, and the rights of the Company or any other Party under this Agreement may be waived by, a written instrument adopted, executed and agreed to by the Manager and the Majority Holders; provided, in no event will any amendment, modification, waiver or restatement of this Agreement that would materially, disproportionately and adversely impair the rights of any Members hereunder (including the rights, designations or preferences of any class or series of Units held by any Members) (such adversely affected members, the "Adversely Affected Members") be effective against any such Adversely Affected Members unless such amendment, modification, waiver or restatement is approved by the Adversely Affected Members who hold a majority of the Units held by all of the Adversely Affected Members.

Section 12.6 **Binding Effect**. This Agreement is binding on and inures to the benefit of the Members and their respective heirs, legal representatives, successors, and permitted assigns.

Section 12.7 **Governing Law; Venue**. This Agreement is governed by and will be construed in accordance with the Laws of the State of Delaware. The Members covenant and agree that the state courts located in the State of Delaware, or in a case involving diversity of citizenship or a federal question, the federal courts located in the State of Delaware will have exclusive jurisdiction of any action or proceeding under this Agreement or related to the matters contemplated by this Agreement or any agreement entered into in connection therewith.

Section 12.8 **Severability**. If a direct conflict exists between the provisions of this Agreement and (a) any provision of the Certificate or (b) any mandatory, non-waivable provision of the Act, such provision of the Certificate or the Act will control. If any provision of the Act provides that it may be varied or superseded in the agreement of a limited liability company (or otherwise by agreement of the members or managers of a limited liability company), such

provision will be deemed superseded and waived in its entirety if this Agreement contains a provision addressing the same issue or subject matter. If any provision of this Agreement or the application thereof to any Person or circumstance is held invalid or unenforceable to any extent, the remainder of this Agreement and the application of that provision to other Persons or circumstances will be enforced to the greatest extent permitted by Law.

Section 12.9 **Independent Legal Advice**. Each of the Members and their spouses, as applicable, acknowledge that he, she or it has read and understands this Agreement, has consulted with legal counsel with respect to the terms and conditions hereof, is fully aware of its legal effect, has not acted in reliance upon any representations or promises made by the Company other than those contained in writing herein, and has entered into this Agreement freely based on his, her or its own judgment with the advice of legal counsel and other advisers as he, she or it has deemed necessary or advisable.

Section 12.10 **Further Assurances**. In connection with this Agreement and the transactions contemplated hereby, each Member will execute and deliver any additional documents and instruments and perform any additional acts that may be necessary or appropriate to effectuate and perform the provisions of this Agreement and those transactions.

Section 12.11 **Construction**. Unless the context requires otherwise: (a) the gender (or lack of gender) of all words used in this Agreement includes the masculine, feminine and neuter; (b) references to Articles and Sections refer to articles and sections of this Agreement; (c) references to Exhibits and Schedules are to exhibits and schedules attached to this Agreement, each of which is made a part of this Agreement for all purposes; (d) references to money refer to legal currency of the United States of America unless specifically stated otherwise; (e) the word "including" means "including without limitation;" and (f) references to Laws, as well as to contracts, agreements and other instruments, mean such Laws, contracts, agreements and instruments as in effect at the time of determination (taking into account any amendments thereto effective at such time without regard to whether such amendments were enacted or adopted after the Effective Date) and will include all successor Laws, contracts, agreements and instruments. Where any provision of this Agreement refers to action to be taken by any Person, or which such Person is prohibited from taking, such provision will be applicable whether such action is taken directly or indirectly by such Person, including actions taken by or on behalf of any Affiliate of such Person.

Section 12.12 **Counterparts**. This Agreement may be executed in any number of counterparts, including facsimile counterparts, with the same effect as if all signing Parties had signed the same document. All counterparts will be construed together and constitute the same instrument.

Section 12.13 **Equitable Relief**. Each Member acknowledges and agrees that any breach of this Agreement by such Member or any transferee or any legal representative thereof may cause irreparable injury to the Company or the other Members for which monetary damages (or other remedy at law) are inadequate in view of (a) the complexities and uncertainties in measuring the actual damages that would be sustained by reason of the failure of a Member to comply with such

provisions and (b) the uniqueness of the Company's and each other Member's business. Accordingly, each Member consents to the issuance of an injunction or the enforcement of other equitable remedies against such Member at the suit of an aggrieved party without the posting of any bond or other security, to compel specific performance of all of the terms of this Agreement, and waives any defenses thereto, including the defenses of: (i) failure of consideration, (ii) breach of any other provision of this Agreement and (iii) availability of relief in damages.

[*Signature Pages Follow*]

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the Effective Date.

<u>MANAGER</u>:

Signed by:

By: Andrew Lauter
A7AA616F155D449...

Name: Andrew Lauter
Title: Chief Executive Officer of Standard Carbon Technology Inc.

DEFINED TERMS

"Accounting Firm" means such accounting firm of nationally recognized standing as the Manager will from time to time determine.

"Adjusted Capital Account" means the Capital Account maintained for each Member, (a) increased by any amounts that such Member is obligated to restore or is treated as obligated to restore under Treasury Regulation Sections 1.704-1(b)(2)(ii)(c), 1.704-2(g)(1) and 1.704-2(i)(5), and (b) decreased by any amounts described in Treasury Regulation Section 1.704-1(b)(2)(ii)(d)(4), (5) and (6) with respect to such Member. The foregoing definition of "Adjusted Capital Account" is intended to comply with the provisions of Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and 1.704-2 and will be interpreted consistently therewith.

"Affiliate" of a Person means any Person Controlling, Controlled by, or Under Common Control with such Person. Whether the Person is an Affiliate of another Person (other than the Company or its Subsidiaries) will be determined without regard to ownership in or control of the Company and its Subsidiaries.

"Agreement" means this Amended and Restated Limited Liability Company Agreement of the Company, as amended and restated from time to time, including the Exhibits and Schedules hereto.

"Allocation Period" means the period (a) commencing on the date hereof or, for any Allocation Period other than such first Allocation Period, the day following the end of a prior Allocation Period and (b) ending (i) on the last day of each Fiscal Year, (ii) on the day preceding any day in which an adjustment to the Book Value of the Company's properties pursuant to clause (b)(i), (ii), (iii) or (v) of the definition of Book Value occurs, (iii) immediately after any day in which an adjustment to the Book Value of the Company's properties pursuant to clause (b)(iv) of the definition of Book Value occurs, or (iv) on any other date determined by the Manager.

"Approved Sale Transaction" means a Sale Transaction that has been approved by the Manager.

"Available Cash" means cash from operations less such reserves as the Manager deems reasonably necessary for the proper operation of the Company's business and satisfaction of the Company's debts and obligations.

"Board" means the Board of Directors of the Corporation.

"Book Value" means, with respect to any property of the Company, such property's adjusted basis for U.S. federal income tax purposes, except as follows:

(a) The initial Book Value of any property contributed by a Member to the Company will be the fair market value of such property (as determined by the Manager) as of the date of such contribution;

(b) The Book Values of all properties will be adjusted to equal their respective Fair Market Values in connection with (i) the acquisition of an interest (or additional interest) in

the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution to the Company or in exchange for the performance of more than a de minimis amount of services to or for the benefit of the Company, (ii) the distribution by the Company to a Member of more than a de minimis amount of property as consideration for an interest in the Company, (iii) the liquidation of the Company within the meaning of Treasury Regulation Section 1.704-1(b)(2)(ii)(g)(1), or (iv) any other event to the extent determined by the Manager to be permitted and necessary to properly reflect Book Values in accordance with the standards set forth in Treasury Regulation Section 1.704-1(b)(2)(iv)(q); provided, that adjustments pursuant to clauses (i), (ii) and (iv) above will be made only if the Manager reasonably determines that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members in the Company;

(c) The Book Value of property distributed to a Member will be adjusted to equal the Fair Market Value of such property as of the date of such distribution;

(d) The Book Value of all property will be increased (or decreased) to reflect any adjustments to the adjusted basis of such property pursuant to Code Section 734(b) (including any such adjustments pursuant to Treasury Regulation Section 1.734-2(b)(1)), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m) and clause (f) of the definition of Profits or Losses or Section 6.4(h); provided, however, that the Book Value of property will not be adjusted pursuant to this clause (d) to the extent that the Manager reasonably determines an adjustment pursuant to clause (b) is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this clause (d); and

(e) If the Book Value of property has been determined or adjusted pursuant to clauses (a), (b) or (d) hereof, such Book Value will thereafter be adjusted by the Depreciation taken into account with respect to such property for purposes of computing Profits, Losses and other items allocated pursuant to Article 6.

"Business" means all lines of business currently conducted by the Group Companies or that are proposed to be conducted by the Group Companies.

"Business Day" means any calendar day other than a Saturday, a Sunday, or a holiday on which national banking associations in the State of Delaware are authorized by Law to close.

"Capital Contribution" means, with respect to any Member, the amount of money, and the initial Book Value of any property contributed to the Company by such Member, in accordance with Article 5. Any reference to the Capital Contributions of a Member will include the Capital Contributions made by a predecessor holder of such Member's Units to the extent the Capital Contribution was made in respect of Units Transferred to such Member.

"Code" means the United States Internal Revenue Code of 1986, as amended from time to time. All references herein to Sections of the Code will include any corresponding provision or provisions of succeeding Law.

"Competitor" means any Person that is engaged in any business or activity that is, or could reasonably be considered, competitive with the Business.

"Confidential Information" means any information which is currently held by any Group Company or is hereafter acquired, developed or used by any Group Company relating to business opportunities or other operational, economic, financial, management or other aspects of the business, operations, properties or prospects of the Group Companies, whether oral or in written form.

"Control" including the correlative terms "Controlling," "Controlled by" and "Under Common Control with," means possession, directly or indirectly, of the power to direct or cause the direction of management or policies (whether through ownership of securities or any partnership or other ownership interest, by contract or otherwise) of a Person. For the purposes of the preceding sentence, control will be deemed to exist when a Person possesses, directly or indirectly, through one or more intermediaries (a) in the case of a corporation, more than 50% of the outstanding voting securities thereof; (b) in the case of a limited liability company, partnership, limited partnership or venture, the right to more than 50% of the distributions therefrom (including liquidating distributions); or (c) in the case of any other Person, more than 50% of the economic or beneficial interest therein.

"Corporation" means Standard Carbon Technology Inc., a Delaware corporation.

"Customary Transaction Documentation" means, with respect to an Approved Sale Transaction, such definitive documentation that governs the Approved Sale Transaction and is approved by the Manager, and that is customarily entered into in connection with such type of transaction.

"Depreciation" means, for each Allocation Period an amount equal to the depreciation, amortization or other cost recovery deduction allowable for U.S. federal income tax purposes with respect to property for such Allocation Period, except that (a) with respect to any such property the Book Value of which differs from its adjusted tax basis for U.S. federal income tax purposes and which difference is being eliminated by use of the "remedial method" pursuant to Treasury Regulation Section 1.704-3(d), Depreciation for such Allocation Period will be the amount of book basis recovered for such Allocation Period under the rules prescribed by Treasury Regulation Section 1.704-3(d)(2), and (b) with respect to any other such property the Book Value of which differs from its adjusted tax basis at the beginning of such Allocation Period, Depreciation will be an amount which bears the same ratio to such beginning Book Value as the U.S. federal income tax depreciation, amortization, or other cost recovery deduction for such Allocation Period bears to such beginning adjusted tax basis; provided, that if the adjusted tax basis of any property at the beginning of such Allocation Period is zero dollars ($0.00), Depreciation with respect to such property will be determined with reference to such beginning value using any reasonable method selected by the Manager.

"Economic Risk of Loss" has the meaning set forth in Treasury Regulation Section 1.752-2(a).

"Entity" means any Person other than a natural person.

"Fair Market Value" of (i) property other than cash (or Units) means, as of any time of determination, the then fair market value of such property as determined in good faith by the

Manager, and (ii) Units means, as of any time of determination, the amount which would be distributed with respect to such Unit if the Fair Market Value of the property of the Group Companies were liquidated in accordance with Article 11 of this Agreement at such time, as determined in good faith by the Manager, in each case which determination will be conclusive for all purposes.

"Good Standing" means, with respect to any Member, (a) that none of such Member, such Member's direct or indirect Permitted Transferees and any Person from whom such Member received, directly or indirectly, any Unit in a Permitted Transfer is in material breach of this Agreement or (b) that such Member is deemed to be in Good Standing by the Manager in connection with any particular matter set forth in this Agreement.

"Group Companies" means the Company, the Corporation and any of their direct and indirect Subsidiaries, and "Group Company" means any of the foregoing.

"Internal Restructure" means, with respect to the Company, any re-formation, conversion, transfer of assets, Transfer by Members of their Units, merger, incorporation, liquidation or other similar transaction undertaken for the primary purpose of changing the Company's corporate structure for a legitimate business purpose.

"Involuntary Transfer" means (a) a Transfer resulting from the death or permanent incapacity of a Member and (b) a Transfer pursuant to a judgment, decree or order made pursuant to applicable domestic relations law.

"Investor POA Losses" has the meaning set forth in Section 8.4(e).

"Joinder Agreement" means an agreement in form approved by the Manager and pursuant to which a Person agrees to be bound by the terms of this Agreement and agrees that any Units held thereby will be bound by the terms of this Agreement.

"Law" means any applicable federal, state, provincial, municipal, local or foreign statute, law, treaty, ordinance, regulation, rule, code, order or rule of common law.

"Lead Investor" means the Member designated by the Manager as the Lead Investor pursuant to Section 8.4(g), who shall hold the proxy and power of attorney granted by the Members pursuant to Section 8.4.

"Majority Holders" means Members in Good Standing who, among them, hold a majority of the Units of all Members in Good Standing.

"Majority-Owned" means, in reference to a particular Entity, having both: (a) the right to more than 50% of distributions on liquidation of such Entity and (b) the right to elect directors, managers or similar governing persons of such Entity who, among them, hold a majority of the voting power of all such directors, managers or similar governing persons.

"Manager" means the Chief Executive Officer of the Corporation, or such other Person as may be designated by the Board; provided that if (a) the Corporation ceases to have a Chief Executive Officer and (b) the Board has not designated another Person as the Manager, the

Majority Holders may deliver written notice to the Board requesting that the Board designate a Manager, and if the Board fails to designate a Manager within 30 days following delivery of such notice, the Majority Holders may designate the Manager; provided further that the Board may replace such Manager at any time.

"M&O Covered Person" means (a) each of the current and any former Manager (solely in such Person's capacity as the Manager); (b) each current and former Officer (solely in such Person's capacity as an Officer); and (c) any other Person who the Manager expressly designates as an M&O Covered Person in a written resolution.

"Member" means any Person other than the Company (a) executing this Agreement as of the Effective Date or (b) who is hereafter admitted to the Company as a Member as provided in Section 4.1(b), but such term does not include any Person who has ceased to be a Member in the Company as provided in Section 4.1(c).

"Member Nonrecourse Debt" has the meaning assigned to the term "partner nonrecourse debt" in Treasury Regulation Section 1.704-2(b)(4).

"Member Nonrecourse Debt Minimum Gain" has the meaning assigned to the term "partner nonrecourse debt minimum gain" set forth in Treasury Regulation Section 1.704-2(i)(2).

"Member Nonrecourse Deduction" has the meaning assigned to the term "partner nonrecourse deduction" in Treasury Regulation Section 1.704-2(i)(1).

"Membership Interest" means the interest of a Member, in its capacity as such, in the Company, including rights to distributions (liquidating or otherwise), allocations, information, vote, and all other rights, benefits and privileges enjoyed by that Member (under the Act, the Certificate, this Agreement or otherwise) in its capacity as a Member; and all obligations, duties and liabilities imposed on that Member (under the Act, the Certificate, this Agreement, or otherwise) in its capacity as a Member.

"Minimum Gain" has the meaning assigned to that term in Treasury Regulation Section 1.704-2(d).

"Nonrecourse Deduction" has the meaning assigned to that term in Treasury Regulation Section 1.704-2(b)(1).

"Permitted Transfer" means a Transfer to a Related Person or a Transfer that is approved by the Manager on a case-by-case basis;

"Permitted Transferee" means, with respect to any Member, any Person that receives, directly or indirectly, Units from such Member pursuant to a Permitted Transfer.

"Person" means any natural person, limited liability company, corporation, limited partnership, general partnership, joint stock company, joint venture, association, company, trust, bank trust company, land trust, business trust, or other organization, whether or not a legal Entity, and any government or agency or political subdivision thereof.

"Profits" or "Losses" means, for each Fiscal Year or other period, an amount equal to the Company's taxable income or loss for such Fiscal Year or other period, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code Section 703(a)(1) will be included in taxable income or loss), with the following adjustments (without duplication):

(a) Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits and Losses pursuant to this definition of "Profits" and "Losses" will be added to such taxable income or loss;

(b) Any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Profits or Losses pursuant to this definition of "Profits" and "Losses" will be subtracted from such taxable income or loss;

(c) In the event the Book Value of any asset is adjusted pursuant to clause (b) or clause (c) of the definition of Book Value, the amount of such adjustment will be treated as an item of gain (if the adjustment increases the Book Value of the asset) or an item of loss (if the adjustment decreases the Book Value of the asset) from the disposition of such asset and will, except to the extent allocated pursuant to Section 6.4, be taken into account for purposes of computing Profits or Losses;

(d) Gain or loss resulting from any disposition of property with respect to which gain or loss is recognized for U.S. federal income tax purposes will be computed by reference to the Book Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Book Value;

(e) In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there will be taken into account Depreciation; and

(f) To the extent an adjustment to the adjusted tax basis of any asset pursuant to Code Section 734(b) is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Account balances as a result of a distribution other than in liquidation of a Member's interest in the Company, the amount of such adjustment will be treated as an item of gain (if the adjustment increases the basis of the asset) or an item of loss (if the adjustment decreases such basis) from the disposition of such asset and will be taken into account for purposes of computing Profits or Losses.

(g) Any items that are allocated pursuant to Section 6.4 will not be taken into account in computing Profits and Losses, but such items available to be specially allocated pursuant to Section 6.4 will be determined by applying rules analogous to those set forth in subparagraphs (a) through (f) above.

"Prohibited Transfer" means any Transfer that is not an Involuntary Transfer that, if effected, would, in the good faith opinion of the Manager, (a) subject the Company to the reporting requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated by the SEC thereunder, together with any successor Law, (b) cause the Company to

lose its status as a partnership for federal income tax purposes or cause the Company to be classified as a "publicly traded partnership" within the meaning of Code Section 7704, (c) violate, give rise to a default under or cause any material payment to become due under any credit agreement, guaranty or similar credit document or any other material contract to which any Group Company is bound or (d) be to any Person whom the Manager reasonably determines is a direct Competitor or a potential Competitor of any Group Company.

"Public Offering" means any primary or secondary public offering of equity securities of any of the Group Companies or their successors, pursuant to an effective registration statement under the Securities Act other than pursuant to a registration statement filed in connection with a transaction of the type described in Rule 145 under the Securities Act or for the purpose of issuing securities pursuant to an employee benefit plan.

"Related Person" means (a) if such Member is an individual to any family limited partnership, family limited liability company, trust or similar entity for estate planning purposes for which the sole beneficiaries or beneficial owners, as applicable, are the applicable Member or such Member's spouse, children (natural or by adoption), parents, or children's direct descendants, (b) if such Member is a trust, to the beneficiaries of such trust upon the death of such Member and the applicable Transfer to such person was made without consideration, and (c) if such Member is any other Entity, to a Controlled Affiliate of such Entity that is not a competitor of the Corporation in the sole determination and discretion of the Manager.

"Representative" means with respect to any Member, such Member's attorneys, accountants, tax advisors, consultants, financial advisors and other professionals but only to the extent necessary to provide services to such Member for purposes that are not competitive with the Company's business.

"Sale Transaction" means (a) any transaction or series of related transactions (whether such transaction occurs by a sale or exchange of assets, sale or exchange of Units, merger, conversion, recapitalization, other business combination or indirect sale) that, after giving effect thereto, results in (i) all or substantially all of the assets of the Company being transferred to a Person that is not Majority-Owned by the record holders of the Units immediately prior to such transaction or Affiliates thereof or (ii) the Company no longer being Majority-Owned by the record holders of the Units immediately prior to such transaction or Affiliates thereof or (b) any other transaction or series of related transaction designated to be a "Sale Transaction" by the Manager.

"SEC" means the United States Securities and Exchange Commission.

"Securities Act" means the Securities Act of 1933, as amended from time to time, and the rules and regulations promulgated by the SEC thereunder, together with any successor statute.

"Sharing Percentage" means, as to each Member, at any time of determination, with respect to Class A Units held by such Member, the fraction, expressed as a percentage, equal to (i)(A) the number of Class A Units held by such Member; divided by (B) the number of Class A Units, issued and outstanding.

"Subsidiary" means, with respect to any Person, (a) any corporation, partnership, limited liability company or other entity a majority of the equity interests of which having voting power

under ordinary circumstances to elect at least a majority of the board of directors or other Persons performing similar functions is at the time owned or Controlled, directly or indirectly, by such Person or by one or more of the other direct or indirect Subsidiaries of such Person or a combination thereof (regardless of whether, at the time, equity interests of any other class or classes shall have, or might have, voting power by reason of the occurrence of any contingency), (b) a partnership in which such Person or any direct or indirect Subsidiary of such Person is a general partner, or (c) a limited liability company in which such Person or any direct or indirect Subsidiary of such Person is a managing member or manager.

"Surviving Provisions" means, as to any Person that had been a Member but no longer owns any Units, all of the provisions of this Agreement other than provisions that are relevant only to a Person who holds any Unit (such as the distribution and allocation provisions herein and provisions relating to the voting or Transfer of Units).

"Transfer," including the correlative terms "Transferring" or "Transferred" means any transfer, assignment, sale, gift, pledge, hypothecation or other encumbrance, or any other disposition (whether voluntary or involuntary or by operation of Law), of Units (or any interest (pecuniary or otherwise) therein or right thereto), including derivative or similar transactions or arrangements whereby a portion or all of the economic interest in, or risk of loss or opportunity for gain with respect to, Units is transferred or shifted to another Person; provided, however, that an exchange, merger, recapitalization, consolidation or reorganization involving an Internal Restructure will not be deemed a Transfer.

"Treasury Regulations" means the regulations promulgated by the United States Department of the Treasury pursuant to and in respect of provisions of the Code. All references herein to Sections of the Treasury Regulations will include any corresponding provision or provisions of succeeding, similar, substitute, proposed or final Treasury Regulations.

"Units" means the Class A Units and such other membership interests of the Company designated as "units" as the Manager and the Members shall determine from time to time in accordance with the terms of this Agreement.

* * *

Exhibit F

Issuer Certificate of Incorporation

Delaware

The First State

I, CHARUNI PATIBANDA-SANCHEZ, SECRETARY OF STATE OF THE STATE OF DELAWARE DO HEREBY CERTIFY THAT THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "STANDARD CARBON TECHNOLOGY INC." FILED IN THIS OFFICE ON THE FOURTH DAY OF APRIL, A.D. 2025, AT 10:32 O`CLOCK A.M.

C. P. Sanchez

Charuni Patibanda-Sanchez, Secretary of State

6796349 8100V
SR# 20251401210

Authentication: 203361323
Date: 04-04-25

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:32 AM 04/04/2025
FILED 10:32 AM 04/04/2025
SR 20251401210 - File Number 6796349

CERTIFICATE OF INCORPORATION
OF
STANDARD CARBON TECHNOLOGY INC.

April 4, 2025

FIRST: The name of this corporation is Standard Carbon Technology Inc. (the "Corporation").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street in the City of Wilmington 19801, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have the authority to issue is 65,000,000. The Corporation has two classes of stock, referred to as Common Stock and Preferred Stock. There are 50,000,000 shares of authorized Common Stock, $0.00001 par value per share ("Common Stock"), and 15,000,000 shares of authorized Preferred Stock, $0.00001 par value per share ("Preferred Stock").

The following is a statement of the designations and the powers, preferences and special rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the powers, preferences and special rights of the holders of the Preferred Stock set forth herein.

2. Voting. Except as otherwise provided herein or by applicable law, the holders of the Common Stock shall be entitled to one vote for each share of Common Stock held as of the applicable record date for each meeting of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate of Incorporation (this "Certificate of Incorporation") that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation or pursuant to the General Corporation Law. There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital

stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law. Notwithstanding the above, if shares of Common Stock of the Corporation are listed for trading on the Nasdaq Stock Market, the New York Stock Exchange or another national securities exchange prior to the effectiveness of any increase or decrease to the number of authorized shares of Common Stock, then the vote required to effect such increase or decrease to the authorized shares of Capital Stock shall be determined pursuant to Section 242(d) of the General Corporation Law without regard to the previous sentence.

B. PREFERRED STOCK

15,000,000 shares of the authorized and unissued Preferred Stock are hereby designated "Series A Preferred Stock" and shall have the powers, preferences and special rights set forth in this Part B of this Article Fourth. Unless otherwise indicated, references to "sections" or "Sections" in this Part B of this Article Fourth refer to sections of Part B of this Article Fourth. References to "Preferred Stock" mean the Series A Preferred Stock.

1. Dividends.

The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall, on a *pari passu* basis first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock, the product of (A) the dividend declared, paid or set aside on such Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of such Preferred Stock; (ii) in the case of a dividend on a class or series of capital stock that is convertible into Common Stock, the product of (A) the dividend declared, paid or set aside per share of such class or series of capital stock and (B) the number of shares of Common Stock issuable upon conversion of a share of such Preferred Stock, divided by the number of shares of Common Stock issuable upon conversion of a share of such class or series of capital stock; or (iii) in the case of a dividend on any class or series that is not convertible into Common Stock, the product of (A) the amount of the dividend payable on each share of such class or series of capital stock divided by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) the applicable Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of a series of Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest dividend for such series of Preferred Stock. The "Original Issue Price" means, with respect to the Series A Preferred Stock, $1.0269 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable Preferred Stock.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Preferential Payments to Holders of Preferred Stock. In the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of each series of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and (b) a Deemed Liquidation Event (as defined below), the holders of shares of each series of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, on a pari passu basis based on their respective Liquidation Amounts (as defined below) and before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share of each such series of Preferred Stock equal to the greater of (i) one times the applicable Original Issue Price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of such series of Preferred Stock (and all shares of all other series of Preferred Stock that would receive a larger distribution per share if such series of Preferred Stock were converted into Common Stock) been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to, for each series of Preferred Stock, as applicable, as the "Liquidation Amount"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Section 2.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Section 2.1 or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

2.3 Deemed Liquidation Events.

2.3.1 Definition. Each of the following events shall be considered a "Deemed Liquidation Event" unless the holders of a majority of the outstanding shares of Preferred Stock, voting together as a single class on an as converted to Common Stock basis (the "Requisite Holders"), elect otherwise by written notice sent to the Corporation at least five days prior to the effective date of any such event:

(a) a merger, consolidation, statutory conversion, transfer, domestication, or continuance in which

(i) the Corporation is a constituent party or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger, consolidation, statutory conversion, transfer, domestication, or continuance,

except any such merger, consolidation, statutory conversion, transfer, domestication, or continuance involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger, consolidation, statutory conversion, transfer, domestication, or continuance continue to represent, or are converted into or exchanged for shares of capital stock or other equity interests that represent, immediately following such merger, consolidation, statutory conversion, transfer, domestication, or continuance a majority, by voting power, of the capital stock or other equity interests of (1) the surviving or resulting corporation or entity; or (2) if the surviving or resulting corporation or entity is a wholly owned subsidiary of another corporation or entity immediately following such merger, consolidation, statutory conversion, transfer, domestication, or continuance, the parent corporation or entity of such surviving or resulting corporation or entity; or

(b) (i) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole or (ii) the sale, lease, transfer, exclusive license or other disposition (whether by merger, consolidation, statutory conversion, domestication, continuance or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.3.2 Effecting a Deemed Liquidation Event.

(a) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Section 2.3.1(a)(i) unless the agreement or plan with respect to such transaction, or terms of such transaction (any such agreement, plan or terms, the "Transaction Document"), provide that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be allocated to the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2.

(b) In the event of a Deemed Liquidation Event referred to in Section 2.3.1(a)(ii) or 2.3.1(b), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within 90 days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Preferred Stock no later than the 90th day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause (ii) to require the redemption of such shares of Preferred Stock, and (ii) if the Requisite Holders so request in a written instrument delivered to the Corporation not later than 120 days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, any other expenses reasonably related to such Deemed Liquidation Event or any other expenses incident to the dissolution of the Corporation as provided

herein, in each case as determined in good faith by the Board of Directors), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "Available Proceeds") on the 150th day after such Deemed Liquidation Event (the "DLE Redemption Date"), to redeem all outstanding shares of Preferred Stock at a price per share equal to the applicable Liquidation Amount; provided, that if the definitive agreements governing such Deemed Liquidation Event contain contingent indemnification obligations on the part of the Corporation and prohibit the Corporation from distributing all or a portion of the Available Proceeds while such indemnification obligations remain outstanding, then the DLE Redemption Date shall automatically be extended, only for such portion of the Available Proceeds that is prohibited from being distributed, to the date that is ten business days following the date on which such prohibition expires. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall redeem a pro rata portion of each holder's shares of Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. Prior to the distribution or redemption provided for in this Section 2.3.2(b), the Corporation shall not expend or dissipate the Available Proceeds for any purpose, except to discharge expenses incurred in connection with such Deemed Liquidation Event. In connection with a distribution or redemption provided for in Section 2.3.2, the Corporation shall send written notice of the redemption (the "Redemption Notice") to each holder of record of Preferred Stock. Each Redemption Notice shall state:

(i) the number of shares of Preferred Stock held by the holder that the Corporation shall redeem on the date specified in the Redemption Notice;

(ii) the DLE Redemption Date and the price per share at which the shares of Preferred Stock are being redeemed (the "Redemption Price"); and

(iii) for holders of shares in certificated form, that the holder is to surrender to the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares of Preferred Stock to be redeemed.

On or before the applicable DLE Redemption Date, each holder of shares of Preferred Stock to be redeemed on such DLE Redemption Date, unless such holder has exercised his, her or its right to convert such shares as provided in Section 4, shall, if a holder of shares in certificated form, surrender the certificate or certificates representing such shares (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation, in the manner and at the place designated in the Redemption

Notice, and thereupon the Redemption Price for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof. In the event less than all of the shares of Preferred Stock represented by a certificate are redeemed, a new certificate, instrument, or book entry representing the unredeemed shares of Preferred Stock shall promptly be issued to such holder.

If the Redemption Notice shall have been duly given, and if payment is tendered or deposited with an independent payment agent so as to be available therefor in a timely manner, then notwithstanding that any certificates evidencing any of the shares of Preferred Stock so called for redemption shall not have been surrendered, all rights with respect to such shares shall forthwith after the date terminate, except only the right of the holders to receive the payment without interest upon surrender of any such certificate or certificates therefor.

2.3.3 Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board of Directors.

3. Voting.

3.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible (as provided in Section 4 below) as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

3.2 Election of Directors.

(a) The holders of record of the Corporation's outstanding capital stock entitled to vote, voting together as a single class on an as-converted to Common Stock basis, shall be entitled to elect all of the directors of the Corporation.

(b) Any director elected as provided in Section 3.2(a) may be removed without cause by, and only by, the affirmative vote of the holders of a majority of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders.

(c) A vacancy in any seat can be filled by either (A) the vote or written consent in lieu of a meeting of the stockholders entitled to elect such seat, or (B) the vote or written consent in lieu of a meeting of a majority of the remaining director(s).

(d) At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series of capital stock entitled to elect such director shall constitute a quorum for the purpose of electing such director.

3.3 Preferred Stock Protective Provisions. At any time when at least 3,000,000 shares of Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock) are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation, domestication, transfer, continuance, reorganization, recapitalization, reclassification, waiver, statutory conversion, or otherwise, effect any of the following acts or transactions without (in addition to any other vote required by law or this Certificate of Incorporation) the written consent or affirmative vote of the Requisite Holders, and any such act or transaction that has not been approved by such consent or vote prior to such act or transaction being effected shall be null and void ab initio, and of no force or effect:

3.3.1 liquidate, dissolve or wind-up the business and affairs of the Corporation or effect any Deemed Liquidation Event where in such Deemed Liquidation Event, the Series A Preferred Stock receives consideration (inclusive of all deferred or contingent consideration) of less than $1.0269 per share;

3.3.2 amend, alter or repeal any provision of this Certificate of Incorporation or Bylaws of the Corporation in a manner that adversely affects the special rights, powers and preferences of the Preferred Stock; and

3.3.3 purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock, and (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at , at the lower of fair market value or cost, or otherwise as approved by the Board.

4. Optional Conversion.

The holders of the Preferred Stock shall have conversion rights as follows (the "Conversion Rights"):

4.1 Right to Convert.

4.1.1 Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such whole number of fully paid and non-assessable shares of Common Stock (calculated as provided in Section 4.2 below), as is determined by dividing the applicable Original Issue Price by the applicable Conversion Price (as defined below) in effect at the time of conversion. The "Conversion Price" applicable to the Preferred Stock as of the Original Issue Date shall initially be equal to the applicable Original Issue Price for such share of Preferred Stock. Such initial Conversion Price for a series of Preferred Stock, and the rate

at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided in this Section 4.

4.1.2 Termination of Conversion Rights. In the event of a notice of redemption of any shares of Preferred Stock pursuant to Section 2.3.2(b), the Conversion Rights of the shares designated for redemption shall terminate at 5:00 p.m. Eastern time (the "close of business" for purposes hereof) on the last full day preceding the date fixed for redemption, unless the redemption price is not fully paid on such redemption date, in which case the Conversion Rights for such shares shall continue until such price is paid in full. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock; provided that the foregoing termination of Conversion Rights shall not affect the amount(s) otherwise paid or payable in accordance with Section 2.1 to the holders of Preferred Stock pursuant to such liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event.

4.2 Number of Shares Issuable Upon Conversion. The number of shares of Common Stock issuable to a holder of Preferred Stock upon conversion of such Preferred Stock shall be rounded to the nearest whole share, after aggregating all fractional interests in shares of Common Stock that would otherwise be issuable upon conversion of all shares of that same series of Preferred Stock being converted by such holder (with any fractional interests after such aggregation representing 0.5 or greater of a whole share being entitled to a whole share). For the avoidance of doubt, no fractional interests in shares of Common Stock shall be created or issuable as a result of the conversion of the Preferred Stock pursuant to Section 4.1.1.

4.3 Mechanics of Conversion.

4.3.1 Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. Unless a later time and date is otherwise specified by the Corporation, the close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "Conversion Time"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The

Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock and (ii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2 Reservation of Shares. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Certificate of Incorporation. Before taking any action that would cause an adjustment reducing the applicable Conversion Price for any series of Preferred Stock below the then par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Conversion Price.

4.3.3 Effect of Conversion. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor and to receive payment of any dividends declared but unpaid thereon.

4.3.4 No Further Adjustment. Upon any such conversion, no adjustment to the applicable Conversion Price shall be made for any declared but unpaid dividends on such Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5 Taxes. The Corporation shall pay any and all issuance and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4 Adjustments to Preferred Stock Conversion Price for Diluting Issues.

4.4.1 Special Definitions. For purposes of this Article Fourth, the following definitions shall apply:

(a) "Additional Shares of Common Stock" means all shares of Common Stock issued (or, pursuant to Section 4.4.3 below, deemed to be issued) by the Corporation after the Original Issue Date (as defined below), other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options (as defined below) and Convertible Securities (as defined below) (the securities described in clauses (1) and (2), collectively, "Exempted Securities"):

(i) as to any series of Preferred Stock, shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on such series of Preferred Stock (including dividends payable in connection with dividends on other classes or series of stock);

(ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Section 4.5, 4.6, 4.7 or 4.8;

(iii) shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors;

(iv) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved (i) prior to the Original Issue Date or (ii) by the Board of Directors;

(v) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(vi) shares of Common Stock, Options or Convertible Securities issued to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors;

(vii) shares of Common Stock, Options or Convertible Securities issued pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided that such issuances are approved by the Board of Directors;

(viii) shares of Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board of Directors; or

(ix) shares of Common Stock, Options or Convertible Securities issued in connection with a firmly underwritten public offering of the Corporation's Common Stock pursuant to an effective registration statement.

(b) "Convertible Securities" means any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(c) "Option" means any rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(d) "Original Issue Date" means the date on which the first share of Series A Preferred Stock is issued.

4.4.2 No Adjustment of Preferred Stock Conversion Price. No adjustment in the applicable Conversion Price of any series of Preferred Stock shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Holders agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3 Deemed Issuance of Additional Shares of Common Stock.

(a) If the Corporation at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issuance or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Conversion Price of any series of Preferred Stock pursuant to the terms of Section 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Conversion Price of such series of Preferred Stock computed upon the original issuance of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price for such series of Preferred Stock as would have been obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this Section 4.4.3(b) shall have the effect of increasing such Conversion Price applicable to a series of Preferred Stock to an amount which exceeds the lower of (i) the Conversion Price for such series of Preferred Stock in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Price for such series of Preferred Stock that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Section 4.4.4 (either because the consideration per share (determined pursuant to Section 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the applicable Conversion Price then in effect, or because such Option or Convertible Security was issued before the Original Issue Date), are revised after the Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to

provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Section 4.4.3(a)) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price of any series of Preferred Stock pursuant to the terms of Section 4.4.4, the Conversion Price of such series of Preferred Stock shall be readjusted to such Conversion Price for such series of Preferred Stock as would have been obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is potentially subject to adjustment based upon subsequent events, any adjustment to the Conversion Price of a series of Preferred Stock provided for in this Section 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in Section 4.4.3(b) and 4.4.3(c)). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Conversion Price of a series of Preferred Stock that would result under the terms of this Section 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Conversion Price for such series of Preferred Stock that such issuance or amendment took place at the time such calculation can first be made. In the event an Option or Convertible Security contains alternative conversion terms, such as a cap on the valuation of the Corporation at which such conversion will be effected, or circumstances where the Option or Convertible Security may be repaid in lieu of conversion, then the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of such Option or Convertible Security shall be deemed not calculable until such time as the applicable conversion terms are determined.

4.4.4 Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4.4.3), without consideration or for a consideration per share less than the Conversion Price of a series of Preferred Stock in effect immediately prior to such issuance or deemed issuance, then the Conversion Price for such series of Preferred Stock shall be reduced, concurrently with such issuance, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a) "CP_2" shall mean the Conversion Price of such series of Preferred Stock in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock

(b) "CP_1" shall mean the Conversion Price of such series of Preferred Stock in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock;

(c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issuance);

(d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP_1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issuance by CP_1); and

(e) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5 Determination of Consideration. For purposes of this Section 4.4, the consideration received by the Corporation for the issuance or deemed issuance of any Additional Shares of Common Stock shall be computed as follows:

(a) Cash and Property. Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii)

above, as determined in good faith by the Board of Directors.

(b) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Section 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i) the total amount, if any, received or receivable by the Corporation as consideration for the issuance of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6 Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Section 4.4.4, and such issuance dates occur within a period of no more than 90 days from the first such issuance to the final such issuance, then, upon the final such issuance, the Conversion Price for such series of Preferred Stock shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Original Issue Date effect a subdivision of the outstanding Common Stock, the Conversion Price of each series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock, the Conversion Price of each series of Preferred Stock in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 4.5 shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6 Adjustment for Certain Dividends and Distributions. If at any time or from time to time after the Original Issue Date the Corporation shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price of each series of Preferred Stock in effect immediately before such event shall be decreased as of the time of such issuance or, if such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price of each such series of Preferred Stock then in effect by a fraction:

4.6.1 the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

4.6.2 the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price of each series of Preferred Stock shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price of each series of Preferred Stock shall be adjusted pursuant to this Section 4.6 as of the time of actual payment of such dividends or distributions; and (b) no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

4.7 Adjustments for Other Dividends and Distributions. If at any time or from time to time after the Original Issue Date the Corporation shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 4.4 do not apply to such dividend or distribution, then and in each such event

the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.8 Adjustment for Merger or Reorganization, etc. Subject to the provisions of Section 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Sections 4.5, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Conversion Price of each series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock.

4.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 10 days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of such series of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Conversion Price then in effect for each series of Preferred Stock held by such holder, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of each such series of Preferred Stock.

4.10 Notice of Record Date. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or series or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Unless waived by the Requisite Holders, such notice shall be sent at least 10 days prior to the record date or effective date for the event specified in such notice.

5. Mandatory Conversion.

5.1 Trigger Events. All outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Sections 4.1.1 and 4.2, upon the earliest to occur of (the time of such conversion is referred to herein as the "Mandatory Conversion Time"):

(a) immediately prior to the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $50,000,000 of gross proceeds to the Corporation and in connection with such offering the shares of Common Stock are listed for trading on the Nasdaq Stock Market, the New York Stock Exchange or another exchange or marketplace approved by the Board of Directors (a "Qualified IPO") and

(b) the date and time, or upon the occurrence of an event, specified by vote or written consent of the Requisite Holders.

5.2 Procedural Requirements. All holders of record of shares of Preferred Stock (or the applicable series thereof) shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock being converted that holds such shares of Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any

certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 5.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof or issue and deliver to such holder, or to his, her or its nominees, a notice of issuance of uncertificated shares and may, upon written request, issue and deliver a certificate for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof; and (b) pay any declared but unpaid dividends on the shares of Preferred Stock converted.

6. Redemption. Except as otherwise provided in Section 2.3.2(b) above, the Preferred Stock shall not be redeemable at the option of the holders thereof.

7. Redeemed or Otherwise Acquired Shares. Unless approved by the Board of Directors and the Requisite Holders, any shares of Preferred Stock that are redeemed, converted or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption, conversion or acquisition. The Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

8. Waiver. Except as otherwise set forth herein, (a) any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the Requisite Holders and (b) at any time more than one series of Preferred Stock is issued and outstanding, any of the rights, powers, preferences and other terms of any series of Preferred Stock set forth herein may be waived on behalf of all holders of such series of Preferred Stock by the affirmative written consent or vote of the holders of a majority of the shares of such series of Preferred Stock then outstanding; provided however that any holder of Preferred Stock may waive its rights hereunder on such holder's own behalf without the consent of any other party.

9. Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic transmission in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: The name and mailing address of the sole incorporator is as follows:

NAME	MAILING ADDRESS
Drew Lauter	1007 N. Orange St., 4th Floor, Suite #686 Wilmington, DE 19801

SIXTH: Subject to any additional vote required by this Certificate of Incorporation or the Bylaws of the Corporation, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SEVENTH: Subject to any additional vote required by this Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation. Each director shall be entitled to one vote on each matter presented to the Board of Directors.

EIGHTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

NINTH: Meetings of stockholders may be held within or outside of the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept (subject to any provision of applicable law) outside of the State of Delaware at such place or places or in such manner or manners as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

TENTH: To the fullest extent permitted by law, a director or officer of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any amendment, repeal or elimination of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director or officer of the Corporation existing at the time of, or increase the liability of any a director or officer of the Corporation with respect to any acts or omissions of such director or officer occurring prior to, such amendment, repeal or elimination.

ELEVENTH: The following indemnification provisions shall apply to the persons enumerated below.

1. Right to Indemnification of Directors and Officers. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (an "Indemnified Person") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "Proceeding"), by reason of the fact that such person, or a person for whom such person is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request

of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including "attorneys" fees) reasonably incurred by such Indemnified Person in such Proceeding. Notwithstanding the preceding sentence, except as otherwise provided in Section 3 of this Article Tenth the Corporation shall be required to indemnify an Indemnified Person in connection with a Proceeding (or part thereof) commenced by such Indemnified Person only if the commencement of such Proceeding (or part thereof) by the Indemnified Person was authorized in advance by the Board of Directors.

2. Prepayment of Expenses of Directors and Officers. The Corporation shall pay the expenses (including attorneys' fees) incurred by an Indemnified Person in defending any Proceeding in advance of its final disposition, provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the Indemnified Person to repay all amounts advanced if it should be ultimately determined that the Indemnified Person is not entitled to be indemnified under this Article Tenth or otherwise.

3. Claims by Directors and Officers. If a claim for indemnification or advancement of expenses under this Article Tenth is not paid in full within 30 days after a written claim therefor by the Indemnified Person has been received by the Corporation, the Indemnified Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Corporation shall have the burden of proving that the Indemnified Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

4. Indemnification of Employees and Agents. The Corporation may indemnify and advance expenses to any person who was or is made or is threatened to be made or is otherwise involved in any Proceeding by reason of the fact that such person, or a person for whom such person is the legal representative, is or was an employee or agent of the Corporation or, while an employee or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such person in connection with such Proceeding. The ultimate determination of entitlement to indemnification of persons who are non-director or officer employees or agents shall be made in such manner as is determined by the Board of Directors in its sole discretion. Notwithstanding the foregoing sentence, the Corporation shall not be required to indemnify a person in connection with a Proceeding initiated by such person if the Proceeding was not authorized in advance by the Board of Directors.

5. Advancement of Expenses of Employees and Agents. The Corporation may pay the expenses (including attorneys' fees) incurred by an employee or agent in defending any Proceeding in advance of its final disposition on such terms and conditions as may be determined by the Board of Directors.

6. Non-Exclusivity of Rights. The rights conferred on any person by this Article Tenth shall not be exclusive of any other rights which such person may have or hereafter acquire

under any statute, provision of this Certificate of Incorporation, the Bylaws of the Corporation, or any agreement, or pursuant to any vote of stockholders or disinterested directors or otherwise.

7. Other Indemnification. The Corporation's obligation, if any, to indemnify any person who was or is serving at its request as a director, officer or employee of another Corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise shall be reduced by any amount such person may collect as indemnification from such other Corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise.

8. Insurance. The Board of Directors may, to the full extent permitted by applicable law as it presently exists, or may hereafter be amended from time to time, authorize an appropriate officer or officers to purchase and maintain at the Corporation's expense insurance: (a) to indemnify the Corporation for any obligation which it incurs as a result of the indemnification of directors, officers and employees under the provisions of this Article Tenth; and (b) to indemnify or insure directors, officers and employees against liability in instances in which they may not otherwise be indemnified by the Corporation under the provisions of this Article Tenth.

9. Amendment or Repeal. Any repeal or modification of the foregoing provisions of this Article Tenth shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification. The rights provided hereunder shall inure to the benefit of any Indemnified Person and such person's heirs, executors and administrators.

TWELFTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "Excluded Opportunity" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an officer or employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "Covered Persons"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person primarily in such Covered Person's capacity as a director of the Corporation while such Covered Person is performing services in such capacity. Any repeal or modification of this Article Eleventh will only be prospective and will not affect the rights under this Article Eleventh in effect at the time of the occurrence of any actions or omissions to act giving rise to liability.

THIRTEENTH: Unless the Corporation consents in writing to the selection of an alternative forum, (a) the Court of Chancery (the "Chancery Court") of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action, suit or proceeding brought on behalf of the Corporation, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer or stockholder of the Corporation to the Corporation or to the Corporation's stockholders, (iii) any action, suit or proceeding arising pursuant to any provision of the General Corporation Law or the bylaws of the Corporation or this Certificate of Incorporation (as either may be amended from time to time) or (iv) any action, suit

or proceeding asserting a claim against the Corporation governed by the internal affairs doctrine; and (b) subject to the preceding provisions of this Article Twelfth, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause or causes of action arising under the Securities Act of 1933, as amended, including all causes of action asserted against any defendant to such complaint. If any action the subject matter of which is within the scope of clause (a) of the immediately preceding sentence is filed in a court other than the courts in the State of Delaware (a "Foreign Action") in the name of any stockholder, such stockholder shall be deemed to have consented to (x) the personal jurisdiction of the state and federal courts in the State of Delaware in connection with any action brought in any such court to enforce the provisions of clause (a) of the immediately preceding sentence and (y) having service of process made upon such stockholder in any such action by service upon such stockholder's counsel in the Foreign Action as agent for such stockholder.

Any person or entity purchasing or otherwise acquiring any interest in any security of the Corporation shall be deemed to have notice of and consented to this Article Twelfth. Notwithstanding the foregoing, the provisions of this Article Twelfth shall not apply to suits brought to enforce any liability or duty created by the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts of the United States have exclusive jurisdiction.

If any provision or provisions of this Article Twelfth shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever, (a) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Twelfth (including, without limitation, each portion of any paragraph of this Article Twelfth containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and (b) the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

FOURTEENTH: If any provision or provisions of this Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate of Incorporation (including, without limitation, each portion of any sentence of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

* * *

3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. That this Certificate of Incorporation, which restates and integrates and further amends the provisions of the Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

(Signature Page to Follow)

IN WITNESS WHEREOF, this Certificate of Incorporation has been executed by the undersigned on the date first written above.

Drew Lauter

Drew Lauter, Incorporator

Exhibit G

Issuer Bylaws

BYLAWS

OF

STANDARD CARBON TECHNOLOGY INC.
(a Delaware corporation)

Adopted as of April 4, 2025

TABLE OF CONTENTS

Page

ARTICLE I.
IDENTIFICATION; OFFICES

SECTION 1. NAME. The name of the corporation is Standard Carbon Technology Inc. (the "Corporation").

SECTION 2. PRINCIPAL AND BUSINESS OFFICES. The Corporation may have such principal and other business offices, either within or outside of the state of Delaware, as the Board of Directors may designate or as the Corporation's business may require from time to time.

SECTION 3. REGISTERED AGENT AND OFFICE. The Corporation's registered agent may be changed from time to time by or under the authority of the Board of Directors. The address of the Corporation's registered agent may change from time to time by or under the authority of the Board of Directors, or the registered agent. The business office of the Corporation's registered agent shall be identical to the registered office. The Corporation's registered office may be but need not be identical with the Corporation's principal office in the state of Delaware. The Corporation's initial registered office shall be in the City of Wilmington, County of New Castle, State of Delaware.

SECTION 4. CORPORATE RECORDS. Any records and documents required by law to be kept by the Corporation permanently or administered by the Corporation in the regular course of business may be kept on, or by means of, or be in the form of, any information storage device, method, or one more electronic networks or databases, provided that the records so kept can be converted into clearly legible paper form within a reasonable time and, with respect to the stock ledger, the records so kept comply with Section 224 of the Delaware General Corporation Law. The Corporation shall so convert any records so kept upon the request of any person entitled to inspect such records pursuant to applicable law.

ARTICLE II.
STOCKHOLDERS

SECTION 1. ANNUAL MEETING. An annual meeting of the stockholders shall be held on such date as may be designated by the Board of Directors, the Chairman of the Board, the Chief Executive Officer or the President. At each annual meeting, the stockholders shall elect directors to hold office for the term provided in Section 2 of Article III of these Bylaws and transact such other business as may properly be brought before the meeting.

SECTION 2. SPECIAL MEETING. A special meeting of the stockholders for any purpose or purposes may be called at any time only by the President, the Board of Directors, the Chairman of the Board, the Chief Executive Officer or any other person designated by the Board of Directors. The Board of Directors may postpone or reschedule any previously scheduled special meeting of stockholders. Business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes stated in the notice of meeting.

SECTION 3. PLACE OF STOCKHOLDER MEETINGS. The Board of Directors, the Chairman of the Board, the Chief Executive Officer or the President may designate any place, either within or without the State of Delaware, as the place of meeting for any annual meeting or for any special meeting. If no such place is designated by the Board of Directors, the place of

meeting will be the principal business office of the Corporation or the Board of Directors may, in its sole discretion, determine that the meeting shall not be held at any place, but will instead be held solely by means of remote communication as provided under Section 211 of the Delaware General Corporation Law.

SECTION 4. NOTICE OF MEETINGS. Except as otherwise provided by law or waived as herein provided, whenever stockholders are required or permitted to take any action at a meeting, whether annual or special, notice of the meeting shall be given stating the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders may be deemed to be present in person and vote at such meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Such notice shall be given unless otherwise required by law not less than 10 days nor more than 60 days before the date of the meeting to each stockholder entitled to vote at the meeting.

When a meeting is adjourned to reconvene at the same or another place, if any, or by means of remote communications, if any, in accordance with Section 6 of Article II of these Bylaws, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken.

SECTION 5. QUORUM. Unless otherwise provided by law, the Corporation's Certificate of Incorporation or these Bylaws, the holders of a majority in voting power of the shares of the capital stock of the Corporation issued and outstanding and entitled to vote at the meeting, present in person, present by means of remote communication in a manner, if any, authorized by the Board of Directors in its sole discretion, or represented by proxy, shall constitute a quorum for the transaction of business; provided, however, that where a separate vote by a class or classes or series of capital stock is required by law or the Certificate of Incorporation, the holders of a majority in voting power of the shares of such class or classes or series of the capital stock of the Corporation issued and outstanding and entitled to vote on such matter, present in person, present by means of remote communication in a manner, if any, authorized by the Board of Directors in its sole discretion, or represented by proxy, shall constitute a quorum entitled to take action with respect to the vote on such matter. If a quorum is present in person or represented by proxy at such meeting, such stockholders may continue to transact business until adjournment, notwithstanding the withdrawal of such number of stockholders as may leave less than a quorum.

SECTION 6. ADJOURNED MEETINGS. Any meeting of stockholders may be adjourned from time to time to any other time and to any other place (or by means of remote communications, if any) at which a meeting of stockholders may be held under these Bylaws by the chairman of the meeting or by a majority of the stockholders present or represented at the meeting and entitled to vote, although less than a quorum. It shall not be necessary to notify any stockholder of any adjournment of less than 30 days if the time and place, if any, of the adjourned meeting, and the means of remote communication, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting, are announced at the meeting at which adjournment is taken, unless after the adjournment a new record date is fixed for the adjourned meeting. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting.

SECTION 7. FIXING OF RECORD DATE.

(a) The Board of Directors may fix in advance a date as a record date for the determination of the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof. Such record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than 60 days nor less than 10 days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

(b) For the purpose of determining stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is established by the Board of Directors, and which date shall not be more than 10 days after the date on which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been fixed by the Board of Directors, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal office, or an officer or agent of the Corporation having custody of the book in which the proceedings of meetings of stockholders are recorded. Delivery to the Corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by law, the record date for determining stockholders’ consent to corporate action in writing without a meeting shall be the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

(c) For the purpose of determining the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect to any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix the record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining the stockholders for any such purpose shall be the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

SECTION 8. VOTING LIST. The officer who has charge of the stock ledger of the Corporation shall prepare and make, at least 10 days before every meeting of stockholders, a complete list of stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, for a period of at least 10 days prior to the meeting, (i) by a reasonably

accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the principal place of business of the Corporation. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to the stockholders of the Corporation. If the meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. Except as otherwise provided by law, such list shall be the only evidence as to the identity of stockholders entitled to examine the list of stockholders required by this Section 8 or to vote in person or by proxy at any meeting of the stockholders. The Corporation shall not be required to include electronic mail addresses or other electronic contact information on such list.

SECTION 9. VOTING. Unless otherwise provided by the Certificate of Incorporation, each stockholder shall be entitled to one vote for each share of capital stock held by each stockholder. When a quorum is present at any meeting, in all matters other than the election of directors, the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, except when a different vote is required by law, the Certificate of Incorporation or these Bylaws. When a quorum is present at any meeting, directors shall be elected by plurality of the votes of the shares present in person or represented by a proxy at the meeting entitled to vote on the election of directors.

SECTION 10. PROXIES. Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting (including by means of remote communications, if any, by which stockholders may be deemed to be present in person and vote at such meeting) may authorize another person or persons to act for him by proxy (executed or transmitted in a manner permitted by the Delaware General Corporation Law), but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A proxy may remain irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the Corporation generally.

SECTION 11. RATIFICATION OF ACTS OF DIRECTORS AND OFFICERS. Except as otherwise provided by law or by the Certificate of Incorporation of the Corporation, any transaction or contract or act of the Corporation or of the directors or the officers of the Corporation may be ratified by the affirmative vote of the holders of the number of shares which would have been necessary to approve such transaction, contract or act at a meeting of stockholders, or by the written consent of stockholders in lieu of a meeting.

SECTION 12. CONDUCT OF MEETINGS.

(a) Chairman of Meeting. Meetings of stockholders shall be presided over by the Chairman of the Board, if any, or in the Chairman's absence by the Vice Chairman of the Board, if any, or in the Vice Chairman's absence by the Chief Executive Officer, or in the Chief Executive Officer's absence, by the President, or in the President's absence by a Vice President, or in the absence of all of the foregoing persons by a chairman designated by the Board of Directors, or in the absence of such designation by a chairman chosen by vote of the stockholders at the meeting. The Secretary shall act as secretary of the meeting, but in the Secretary's absence the chairman of the meeting may appoint any person to act as secretary of the meeting.

(b) Rules, Regulations and Procedures. The Board of Directors may adopt by resolution such rules, regulations and procedures for the conduct of any meeting of stockholders of the Corporation as it shall deem appropriate including, without limitation, such guidelines and procedures as it may deem appropriate regarding the participation by means of remote communication of stockholders and proxyholders not physically present at a meeting. Except to the extent inconsistent with such rules, regulations and procedures as adopted by the Board of Directors, the chairman of any meeting of stockholders shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the chairman of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as shall be determined; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. Unless and to the extent determined by the Board of Directors or the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

SECTION 13. ACTION WITHOUT MEETING.

(a) Any action required or permitted to be taken at any annual or special meeting of stockholders of the Corporation, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be delivered to the Corporation signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

(b) Prompt notice of the taking of the corporate action without a meeting by less than unanimous consent shall be given to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to the Corporation.

(c) An electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxy holder, or by a person or persons authorized to act for a stockholder or proxy holder, shall be deemed to be written, signed and dated for the purposes of this section, provided that any such electronic transmission sets forth or is delivered with information from which the Corporation can determine (i) that the electronic transmission was transmitted by the stockholder or proxy holder or by a person or persons authorized to act for the stockholder or proxy holder and (ii) the date on which such stockholder or proxy holder or authorized person or persons transmitted such electronic transmission. A consent given by electronic transmission is delivered to the Corporation upon the earliest of: (i) when the consent enters an information processing system, if any, designated by the Corporation for receiving consents, so long as the electronic transmission is in a form capable of being processed by that system and the Corporation is able to retrieve that electronic transmission; (ii) when a paper reproduction of the consent is delivered to the Corporation's principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders or members are recorded; (iii) when a paper reproduction of the consent is delivered to the Corporation's registered office in this State by hand or by certified or registered mail, return receipt requested; or (iv) when delivered in such other manner, if any, provided by resolution of the Board of Directors or governing body of the Corporation. Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

ARTICLE III.
DIRECTORS

SECTION 1. GENERAL POWERS. The business and affairs of the Corporation shall be managed by or under the direction of a Board of Directors, who may exercise all of the powers of the Corporation except as otherwise provided by law or the Certificate of Incorporation.

SECTION 2. NUMBER AND TENURE OF DIRECTORS. Subject to the rights of holders of any class or series of capital stock of the Corporation to elect directors, the number of directors of the Corporation shall be determined from time to time by the stockholders or the Board of Directors in a resolution adopted by the Board of Directors. Each director shall hold office until the next annual meeting of stockholders and until such director's successor is elected and qualified or until such director's earlier death, resignation or removal.

SECTION 3. ELECTION OF DIRECTORS. Except as otherwise provided in these Bylaws, directors shall be elected at the annual meeting of stockholders by such stockholders as have the right to vote on such election. Directors need not be residents of the State of Delaware. Directors need not be stockholders of the Corporation. Elections of directors need not be by written ballot.

SECTION 4. CHAIRMAN OF THE BOARD; VICE CHAIRMAN OF THE BOARD. The Board of Directors may appoint from its members a Chairman of the Board and a Vice Chairman of the Board, neither of whom need be an employee or officer of the Corporation. If the Board of Directors appoints a Chairman of the Board, such Chairman shall perform such duties

and possess such powers as are assigned by the Board of Directors. If the Board of Directors appoints a Vice Chairman of the Board, such Vice Chairman shall perform such duties and possess such powers as are assigned by the Board of Directors. Unless otherwise provided by the Board of Directors, the Chairman of the Board or, in the Chairman's absence, the Vice Chairman of the Board, if any, shall preside at all meetings of the Board of Directors.

SECTION 5. QUORUM. The greater of (a) a majority of the directors at any time in office and (b) one-third of the number of directors fixed pursuant to Section 2 of Article III of these Bylaws shall constitute a quorum of the Board of Directors. If less than a quorum are present at a meeting of the Board of Directors, a majority of the directors present may adjourn the meeting from time to time without further notice other than announcement at the meeting, until such quorum shall be present.

SECTION 6. VOTING. The vote of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors, unless the Delaware General Corporation Law or the Certificate of Incorporation requires a vote of a greater number.

SECTION 7. VACANCIES. Subject to the rights of holders of any series of Preferred Stock to elect directors, unless and until filled by the stockholders, any vacancy or newly-created directorship on the Board of Directors, however occurring, may be filled by vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director. A director elected to fill a vacancy shall be elected for the unexpired term of such director's predecessor in office, and a director chosen to fill a position resulting from a newly-created directorship shall hold office until the next annual meeting of stockholders and until a successor is elected and qualified, or until such director's earlier death, resignation or removal.

SECTION 8. REMOVAL OF DIRECTORS. Except as otherwise provided by the General Corporation Law of the State of Delaware, a director, or the entire Board of Directors, may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except that the directors elected by the holders of a particular class or series of stock may be removed without cause only by vote of the holders of a majority of the outstanding shares of such class or series.

SECTION 9. RESIGNATION. Any director may resign by delivering a resignation in writing or by electronic transmission to the Corporation at its principal office or to the Chairman of the Board, the Chief Executive Officer, the President or the Secretary. Such resignation shall be effective upon delivery unless it is specified to be effective at some later time or upon the happening of some later event.

SECTION 10. REGULAR MEETINGS. Regular meetings of the Board of Directors may be held without notice at such time, place and manner as shall be determined from time to time by the Board of Directors; provided that any director who is absent when such a determination is made shall be given notice of the determination. A regular meeting of the Board of Directors may be held without notice immediately after and at the same place as the annual meeting of stockholders.

SECTION 11. SPECIAL MEETINGS. Special meetings of the Board of Directors may be called by or at the request of the Chairman of the Board, the Chief Executive Officer, the President, two or more directors or by one director in the event that there is only a single director in office. The person or persons authorized to call special meetings of the Board of Directors may fix any time, date or place, either within or without the State of Delaware, for holding any special meeting of the Board of Directors called by them.

SECTION 12. NOTICE OF SPECIAL MEETINGS OF THE BOARD OF DIRECTORS. Notice of the date, place, if any, and time of any special meeting of the Board of Directors shall be given to each director by the Secretary or by the officer or one of the directors calling the meeting. Notice shall be duly given to each director (a) in person, by telephone, fax or by electronic transmission at least 24 hours in advance of the meeting, (b) by sending written notice by reputable overnight courier or delivering written notice by hand, to such director's last known business, home or facsimile address at least 48 hours in advance of the meeting, or (c) by sending written notice by first-class mail to such director's last known business or home address at least 72 hours in advance of the meeting. A notice or waiver of notice of a meeting of the Board of Directors need not specify the purposes of the meeting.

SECTION 13. WRITTEN ACTION BY DIRECTORS. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board of Directors or committee, as the case may be, consent thereto in writing, or by electronic transmission. Without limiting the manner by which consent may be given, members of the Board of Directors may consent by delivery of an electronic transmission when such transmission is directed to a facsimile number or electronic mail address at which the Corporation has consented to receive such electronic transmissions, and copies of the electronic transmissions are filed with the minutes of proceedings of the Board of Directors or committee. After an action is taken, the consent or consents relating thereto shall be filed with the minutes of the proceedings of the Board of Directors, or the committee thereof, in the same paper or electronic form as the minutes are maintained.

SECTION 14. PARTICIPATION BY CONFERENCE TELEPHONE. Members of the Board of Directors, or any committee designated by such board, may participate in a meeting of the Board of Directors, or committee thereof, by means of conference telephone or similar communications equipment as long as all persons participating in the meeting can speak with and hear each other, and participation by a director pursuant to this section shall constitute presence in person at such meeting.

SECTION 15. COMMITTEES. The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation with such lawfully delegable powers and duties as the Board of Directors thereby confers, to serve at the pleasure of the Board of Directors. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member at any meeting of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified

member. Any such committee, to the extent provided in the resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it, but no such committee shall have the power or authority in reference to the following matters: (i) approving or adopting, or recommending to the stockholders, any action or matter (other than the election or removal of directors) expressly required by law to be submitted to stockholders for approval or (ii) adopting, amending or repealing any bylaw of the Corporation. Each such committee shall keep minutes and make such reports as the Board of Directors may from time to time request. Except as the Board of Directors may otherwise determine, any committee may make rules for the conduct of its business, but unless otherwise provided by the directors or in such rules, its business shall be conducted as nearly as possible in the same manner as is provided in these Bylaws for the Board of Directors. Except as otherwise provided in the Certificate of Incorporation, these Bylaws, or the resolution of the Board of Directors designating the committee, a committee may create one or more subcommittees, each subcommittee to consist of one or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee.

SECTION 16. COMPENSATION OF DIRECTORS. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, the Board of Directors shall have the authority to fix the compensation of directors. The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefore. Members of special or standing committees may be allowed like compensation for attending committee meetings.

ARTICLE IV.
OFFICERS

SECTION 1. GENERAL PROVISIONS. The officers of the Corporation shall consist of a Chief Executive Officer, a President, a Secretary, a Treasurer and such other officers with such other titles as the Board of Directors shall determine, including one or more Vice Presidents, Assistant Treasurers and Assistant Secretaries. The Board of Directors may appoint such other officers as it may deem appropriate. No officer need be a stockholder. Any two or more offices may be held by the same person. The officers elected by the Board of Directors shall have such duties as are hereafter described and such additional duties as the Board of Directors may from time to time prescribe.

SECTION 2. ELECTION AND TERM OF OFFICE. The Chief Executive Officer, President, Treasurer and Secretary shall be elected annually by the Board of Directors at the regular meeting of the Board of Directors held after each annual meeting of the stockholders. If the election of officers is not held at such meeting, such election shall be held as soon thereafter as may be convenient. Other officers may be appointed at any time, at a meeting or by the written consent of the Board of Directors. Except as otherwise provided by law, by the Certificate of Incorporation or by these Bylaws, each officer shall hold office until his or her successor has been duly elected and qualified, unless a different term is specified in the resolution electing or appointing such

officer, or until his or her earlier death, resignation or removal. Election or appointment of an officer or agent shall not of itself create contract rights.

SECTION 3. RESIGNATION AND REMOVAL OF OFFICERS. Any officer may resign by delivering a written resignation to the Corporation at its principal office or to the Chief Executive Officer, the President or the Secretary. Such resignation shall be effective upon receipt unless it is specified to be effective at some later time or upon the happening of some later event. Any officer may be removed at any time, with or without cause, by vote of a majority of the directors then in office. Except as the Board of Directors may otherwise determine, no officer who resigns or is removed shall have any right to any compensation as an officer for any period following such officer's resignation or removal, or any right to damages on account of such removal, whether such officer's compensation be by the month or by the year or otherwise, unless such compensation is expressly provided for in a duly authorized written agreement with the Corporation.

SECTION 4. VACANCIES. The Board of Directors may fill any vacancy occurring in any office for any reason and may, in its discretion, leave unfilled for such period as it may determine any offices other than those required by the Delaware General Corporation Law. Each such successor shall hold office for the unexpired term of such officer's predecessor and until a successor is elected and qualified, or until such officer's earlier death, resignation or removal.

SECTION 5. THE CHIEF EXECUTIVE OFFICER. Unless the Board of Directors has designated another person as the Corporation's Chief Executive Officer, the President shall be the Chief Executive Officer of the Corporation. The Chief Executive Officer shall have general charge and supervision of the business and affairs of the Corporation subject to the direction of the Board of Directors, and shall perform all duties and have all powers that are commonly incident to the office of chief executive or that are delegated to such officer by the Board of Directors. The Chief Executive Officer shall preside at all meetings of the Board of Directors and shall see that orders and resolutions of the Board of Directors are carried into effect. The Chief Executive Officer may sign bonds, mortgages, certificates for shares and all other contracts and documents whether or not under the seal of the Corporation except in cases where the signing and execution thereof shall be expressly delegated by law, by the Board of Directors or by these Bylaws to some other officer or agent of the Corporation. The Chief Executive Officer shall have general powers of supervision and shall be the final arbiter of all differences between officers of the Corporation and his or her decision as to any matter affecting the Corporation shall be final and binding as between the officers of the Corporation subject only to the Board of Directors.

SECTION 6. THE PRESIDENT. In the absence of the Chief Executive Officer or in the event of his or her inability or refusal to act, the President shall perform the duties of the Chief Executive Officer, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Chief Executive Officer. At all other times the President shall have the active management of the business of the Corporation under the general supervision of the Chief Executive Officer or the Board of Directors. The President shall have concurrent power with the Chief Executive Officer to sign bonds, mortgages, certificates for shares and other contracts and documents, whether or not under the seal of the Corporation except in cases where the signing and execution thereof shall be expressly delegated by law, by the Board of Directors, or by these Bylaws to some other officer or agent of the Corporation. In general, the President shall perform

all duties incident to the office of president and such other duties as the Chief Executive Officer (if the President is not the Chief Executive Officer) or the Board of Directors may from time to time prescribe.

SECTION 7. THE VICE PRESIDENT. In the absence of the President or in the event of his or her inability or refusal to act, the Vice President (or in the event there be more than one Vice President, the Executive Vice President and then the other Vice President or Vice Presidents in the order designated, or in the absence of any designation, then in the order of their election) shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President. The Vice Presidents shall perform such other duties and have such other powers as the Chief Executive Officer or the Board of Directors may from time to time prescribe.

SECTION 8. THE SECRETARY. The Secretary shall perform such duties and shall have such powers as the Board of Directors or the Chief Executive Officer may from time to time prescribe. The Secretary shall perform such duties and have such powers as are incident to the office of the secretary, including without limitation the duty and power to attend all meetings of the Board of Directors and all meetings of the stockholders and record all the proceedings in a book to be kept for that purpose and shall perform like duties for the standing committees when required and to maintain a stock ledger and prepare lists of stockholders and their addresses as required. The Secretary shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or the Chief Executive Officer, under whose supervision he or she shall be. The Secretary shall have custody of the corporate records and the corporate seal of the Corporation and the Secretary, or an Assistant Secretary, shall have authority to affix the same to any instrument requiring it and when so affixed, it may be attested by his or her signature or by the signature of such Assistant Secretary. The Board of Directors may give general authority to any other officer to affix the seal of the Corporation and to attest the affixing by his or her signature.

SECTION 9. THE ASSISTANT SECRETARY. The Assistant Secretary, or if there be more than one, the Assistant Secretaries in the order determined by the Board of Directors (or if there be no such determination, then in the order of their election), shall, in the absence of the Secretary or in the event of his or her inability or refusal to act, perform the duties and exercise the powers of the Secretary and shall perform such other duties and have such other powers as the Chief Executive Officer, the Board of Directors or the Secretary may from time to time prescribe. In the absence of the Secretary or any Assistant Secretary at any meeting of stockholders or directors, the chairman of the meeting shall designate a temporary secretary to keep a record of the meeting.

SECTION 10. THE TREASURER. The Treasurer shall perform such duties and shall have such powers as may from time to time be assigned by the Board of Directors or the Chief Executive Officer. In addition, the Treasurer shall perform such duties and have such powers as are incident to the office of treasurer, including without limitation, the duty and power to have the custody of the corporate funds and securities and to keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors. The Treasurer shall disburse the funds of the Corporation as may be

ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the President and the Board of Directors, as required by the Board of Directors, an account of all his or her transactions as Treasurer and of the financial condition of the Corporation. If required by the Board of Directors, the Treasurer shall give the Corporation a bond (which shall be renewed every six years) in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his or her office and for the restoration to the Corporation, in case of his or her death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his or her possession or under his or her control belonging to the Corporation.

SECTION 11. THE ASSISTANT TREASURER. The Assistant Treasurer, or if there shall be more than one, the Assistant Treasurers in the order determined by the Board of Directors (or if there be no such determination, then in the order of their election), shall, in the absence of the Treasurer or in the event of his or her inability or refusal to act, perform the duties and exercise the powers of the Treasurer and shall perform such other duties and have such other powers as the Chief Executive Officer, the Board of Directors or the Treasurer may from time to time prescribe.

SECTION 12. OTHER OFFICERS, ASSISTANT OFFICERS AND AGENTS. Officers, Assistant Officers and Agents, if any, other than those whose duties are provided for in these Bylaws, shall have such authority and perform such duties as may from time to time be prescribed by resolution of the Board of Directors.

SECTION 13. ABSENCE OF OFFICERS, DELEGATION OF AUTHORITY. In the absence of any officer of the Corporation, or for any other reason the Board of Directors may deem sufficient, the Board of Directors may from time to time delegate the powers or duties, or any of such powers or duties, of any officers or officer to any other officer or to any director.

SECTION 14. COMPENSATION. The Board of Directors shall have the authority to establish reasonable salaries, compensation or reimbursement of all officers for services to the Corporation.

ARTICLE V.
CAPITAL STOCK

SECTION 1. ISSUANCE OF STOCK. Subject to the provisions of the Certificate of Incorporation, the whole or any part of any unissued balance of the authorized capital stock of the Corporation or the whole or any part of any shares of the authorized capital stock of the Corporation held in the Corporation's treasury may be issued, sold, transferred or otherwise disposed of by vote of the Board of Directors in such manner, for such lawful consideration and on such terms as the Board of Directors may determine.

SECTION 2. CERTIFICATES OF SHARES; UNCERTIFICATED SHARES.

(a) The shares of the Corporation shall be represented by certificates, provided that the Board of Directors of the Corporation may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation. Every holder of stock represented by certificates shall be entitled to have a certificate,

in such form as may be prescribed by law and by the Board of Directors, signed in a manner that complies with Section 158 of the Delaware General Corporation Law, representing the number of shares held by such holder registered in certificate form. Any or all the signatures on the certificate may be a facsimile or pdf.

(b) Each certificate for shares of stock which are subject to any restriction on transfer pursuant to the Certificate of Incorporation, these Bylaws, applicable securities laws or any agreement among any number of stockholders or among such holders and the Corporation shall have conspicuously noted on the face or back of the certificate either the full text of the restriction or a statement of the existence of such restriction.

(c) If the Corporation shall be authorized to issue more than one class of stock or more than one series of any class, the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of each certificate representing shares of such class or series of stock, provided that in lieu of the foregoing requirements there may be set forth on the face or back of each certificate representing shares of such class or series of stock a statement that the Corporation will furnish without charge to each stockholder who so requests a copy of the full text of the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

(d) Within a reasonable time after the issuance or transfer of uncertificated shares, the Corporation shall send to the registered owner thereof a written notice containing the information required to be set forth or stated on certificates pursuant to Sections 151, 156, 202(a) or 218(a) of the General Corporation Law of the State of Delaware or, with respect to Section 151 of the General Corporation Law of the State of Delaware, a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

SECTION 3. SIGNATURES OF FORMER OFFICER, TRANSFER AGENT OR REGISTRAR. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person or entity were such officer, transfer agent or registrar at the date of issue.

SECTION 4. TRANSFER OF SHARES. Transfers of shares of the Corporation shall be made only on the books of the Corporation, or by transfer agents designated to transfer shares of the Corporation. Subject to applicable law, shares of stock represented by certificates shall be transferred only on the books of the Corporation by the surrender to the Corporation or its transfer agent of the certificate representing such shares properly endorsed or accompanied by a written assignment or power of attorney properly executed, and with such proof of authority or the authenticity of signature as the Corporation or its transfer agent may reasonably require. Except as may be otherwise required by law, by the Certificate of Incorporation or by these Bylaws, the Corporation shall be entitled to treat the record holder of stock as shown on its books as the owner

of such stock for all purposes, including the payment of dividends and the right to vote with respect to such stock, regardless of any transfer, pledge or other disposition of such stock until the shares have been transferred on the books of the Corporation in accordance with the requirements of these Bylaws.

SECTION 5. LOST, DESTROYED OR STOLEN CERTIFICATES. Whenever a certificate representing shares of the Corporation has been lost, destroyed or stolen, the holder thereof may file in the office of the Corporation an affidavit setting forth, to the best of his or her knowledge and belief, the time, place, and circumstance of such loss, destruction or theft together with a statement of indemnity and posting of such bond sufficient in the opinion of the Board of Directors to indemnify the Corporation against any claim that may be made against it on account of the alleged loss of any such certificate. Thereupon the Board may cause to be issued to such person or such person's legal representative a new certificate or a duplicate of the certificate alleged to have been lost, destroyed or stolen. In the exercise of its discretion, the Board of Directors may waive the indemnification and bond requirements provided herein.

SECTION 6. REGULATIONS. The issue, transfer, conversion and registration of shares of stock of the Corporation shall be governed by such other regulations as the Board of Directors may establish.

ARTICLE VI.
RESTRICTIONS ON TRANSFER AND RIGHT OF FIRST REFUSAL.

SECTION 1. TRANSFERS. If a holder of any shares of stock of the Corporation (a "Holder") proposes to, directly or indirectly, sell, assign, transfer, pledge, hypothecate or otherwise dispose of, by operation of law or otherwise (collectively "Transfer") any such shares, or any right or interest therein (including, without limitation, the entering into of any swap or other arrangement that Transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock of the Corporation, whether any such transaction described above is to be settled by delivery of common stock of the Corporation or other securities, in cash or otherwise), pursuant to a bona fide offer acceptable to such Holder, then Holder shall first give written notice of the proposed Transfer (the "Transfer Notice") to the Corporation. The Transfer Notice shall state the name of the proposed transferee, the number of shares Holder proposes to Transfer (the "Offered Shares"), whether the Offered Shares are vested or unvested shares, the price per share and all other material terms and conditions of the Transfer, including any available exemption set forth in Section 4 below from the restrictions set forth in Sections 2 and 3 below and shall include a confirmation from the Holder that the proposed transferee is an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act of 1933, as amended (the "Securities Act").

SECTION 2. CONSENT TO TRANSFER. Except as specifically provided herein, the prior written consent of the Corporation (upon duly authorized action of its Board of Directors) shall be required for any Transfer of any shares of the Corporation. The Corporation may withhold consent for any legitimate corporate purpose, as determined by the Corporation's Board of Directors. This provision shall not apply to any Transfer of Preferred Stock of the Corporation or the shares of Common Stock issued upon conversion thereof. The Corporation shall notify Holder within 30 days of receipt of the Transfer Notice indicating whether consent has been provided for

the proposed Transfer (a "Transfer Approval") or withheld (a "Transfer Denial" and together with "Transfer Approval", the "Transfer Determination"). For purposes of clarity, a Holder shall not be entitled to Transfer any shares if such proposed Transfer results in a Transfer Denial. Any Transfer made following a Transfer Determination that results in a Transfer Approval shall be effected pursuant to a transfer agreement in a form reasonably acceptable to the Corporation (which form shall include, without limitation, a release in favor of the Corporation and representations from the Holder and transferee that the Corporation is not a party to the transaction and has made no representations to the transferee).

SECTION 3. RIGHT OF FIRST REFUSAL.

(a) Subject to the exceptions set forth in Section 3(e) below, for 30 days following a Transfer Determination that results in a Transfer Approval, the Corporation or its assigns shall have the option to purchase all or part of the Offered Shares at the price and upon the terms set forth in the Transfer Notice (the "Right of First Refusal"). In the event the Corporation or its assigns, as applicable, elects to purchase all or part of the Offered Shares, it shall give written notice of such election to the Holder within such 30 day period. Within 10 days after Holder's receipt of such notice, Holder shall tender to the Corporation at its principal offices the certificate or certificates representing the Offered Shares to be purchased by the Corporation, duly endorsed in blank by Holder or with duly endorsed stock powers attached thereto, all in a form suitable for Transfer of the Offered Shares to the Corporation. Promptly following receipt of such certificate or certificates, the Corporation or its assigns, as applicable, shall deliver or mail to Holder a check in payment of the purchase price for such Offered Shares; provided that if the terms of payment set forth in the Transfer Notice were other than cash against delivery, the Corporation or its assigns, as applicable, may pay for the Offered Shares on the same terms and conditions as were set forth in the Transfer Notice.

(b) If the Corporation or its assigns, as applicable, does not elect to acquire any of the Offered Shares, Holder may, within the 30-day period following the expiration of the option granted to the Corporation under Section 3(a) above, Transfer the Offered Shares that the Corporation has not elected to acquire to the proposed transferee, provided that such Transfer shall not be on terms and conditions more favorable to the transferee than those contained in the Transfer Notice, such Transfer shall be only to a prospective transferee that is an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act and such Transfer shall comply with the Securities Act. Notwithstanding any of the above, all Offered Shares transferred pursuant to this Section 3 shall remain subject to these Bylaws and any equity grant agreement such Offered Shares were subject to and such transferee shall, as a condition to such Transfer, deliver to the Corporation a written instrument confirming that such transferee shall be bound by all of the terms and conditions of these Bylaws and any applicable equity grant agreement.

(c) After the time at which the Offered Shares are required to be delivered to the Corporation for Transfer to the Corporation pursuant to subsection 3(a) above, the Corporation shall not pay any dividend to Holder on account of such Offered Shares or permit Holder to exercise any of the privileges or rights of a stockholder with respect to such Offered Shares, but shall, insofar as permitted by law, treat the Corporation as the owner of such Offered Shares.

(d) The Corporation may assign its Right of First Refusal in any particular transaction under this Section 3 to one or more persons or entities.

(e) The provisions of this Section 3 shall not apply to any Transfer of Preferred Stock of the Corporation or the shares of Common Stock issued upon conversion thereof.

(f) To the extent the Corporation has entered into any written agreement with the stockholder attempting to Transfer shares that grants the Corporation a right of first refusal with respect thereto ("Separate ROFR Terms"), then such Separate ROFR Terms shall supersede this Section 3 of Article VI and shall control such stockholder's proposed Transfer of shares following a Transfer Determination that results in a Transfer Approval.

SECTION 4. EXCEPTIONS.

(a) The provisions of this Article VI may be waived with respect to any Transfer upon duly authorized action of its Board of Directors.

(b) The following transaction shall be exempt from the consent requirements set forth in Article VI, Section 2:

(A) any Transfer made for bona fide estate planning purposes to or for the benefit of (i) any spouse, children, parents, uncles, aunts, siblings or grandchildren of the Holder or any other relatives of the Holder that have been approved by the Board of Directors (collectively, "Approved Relatives"), (ii) a trust established solely for the benefit of the Holder and/or Approved Relatives or (iii) where the Holder is a trust, (x) a trust established solely for the benefit of one or more beneficiaries of the Holder trust and/or Approved Relatives of any such beneficiaries or (y) one or more beneficiaries of the Holder trust and/or Approved Relatives of any such beneficiaries; provided however, such shares shall remain subject to these Bylaws and any existing equity grant agreement and such transferee shall, as a condition to such Transfer, deliver to the Corporation a written instrument confirming that such transferee shall be bound by all of the terms and conditions of these Bylaws and any applicable equity grant agreement and there shall be no further Transfer of such shares except in accordance with these Bylaws; and provided further that such Transfer is made pursuant to a transaction in which there is no consideration actually paid for such transfer.

(c) The following transactions shall be exempt from the restrictions set forth in Article VI, Section 3:

(A) any Transfer made for bona fide estate planning purposes to or for the benefit of (i) any Approved Relatives, (ii) a trust established solely for the benefit of the Holder and/or Approved Relatives or (iii) where the Holder is a trust, (x) a trust established solely for the benefit of one or more beneficiaries of the Holder trust and/or Approved Relatives of any such beneficiaries or (y) one or more beneficiaries of the Holder trust and/or Approved Relatives of any such beneficiaries;

(B) any Transfer made as part of the sale of all or substantially all of the shares of capital stock of the Corporation (including pursuant to a merger or consolidation);

(C) any Transfer pursuant to an effective registration statement filed by the Corporation under the Securities Act;

(D) a stockholder's bona fide pledge or mortgage of any Common Stock with a commercial lending institution;

(E) a corporate stockholder's Transfer of any or all of its shares pursuant to and in accordance with the terms of any merger, consolidation, reclassification of common stock or capital reorganization of the corporate stockholder, or pursuant to a sale of all or substantially all of the stock or assets of a corporate stockholder;

(F) a corporate stockholder's Transfer of any or all of its shares to any or all of its stockholders; and

(G) a Transfer of any or all of the shares held by a stockholder which is a limited or general partnership to any or all of its partners.

(d) In the case of a Transfer pursuant to Sections 4(c)(A) and (D)-(G) above, such shares shall remain subject to these Bylaws and any existing equity grant agreement and such transferee shall, as a condition to such Transfer, deliver to the Corporation a written instrument confirming that such transferee shall be bound by all of the terms and conditions of these Bylaws and any applicable equity grant agreement and there shall be no further Transfer of such shares except in accordance with these Bylaws; provided further in the case of any Transfer pursuant to Section 4(c)(A), that such Transfer is made pursuant to a transaction in which there is no consideration actually paid for such Transfer.

SECTION 5. TERMINATION. The provisions of Article VI shall terminate upon the closing of the sale of shares of common stock in an underwritten public offering pursuant to an effective registration statement filed by the Corporation under the Securities Act.

SECTION 6. VOID TRANSFERS. The Corporation shall not be required (a) to Transfer on its books any shares which shall have been sold or otherwise transferred in violation of any of the provisions of this Article VI or (b) to treat as owner of such shares or to accord the right to vote or pay dividends to any purchaser or other transferee to whom any such shares shall have been so sold or transferred.

SECTION 7. LEGENDS. The books and records of the Corporation and any certificates representing shares of stock of the Corporation shall contain or bear the following legend so long as the foregoing Transfer restrictions are in effect:

> THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO (i) TRANSFER RESTRICTIONS AND (ii) A RIGHT OF FIRST REFUSAL OPTION IN FAVOR OF THE CORPORATION AND/OR ITS ASSIGNEE(S), EACH AS PROVIDED IN THE BYLAWS OF THE CORPORATION.

ARTICLE VII.
INDEMNIFICATION

SECTION 1. RIGHT TO INDEMNIFICATION OF DIRECTORS AND OFFICERS. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (an "Indemnified Person") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "Proceeding"), by reason of the fact that such person, or a person for whom such person is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Indemnified Person in such Proceeding. Notwithstanding the preceding sentence, except as otherwise provided in Section 3 of this Article VII, the Corporation shall be required to indemnify an Indemnified Person in connection with a Proceeding (or part thereof) commenced by such Indemnified Person only if the commencement of such Proceeding (or part thereof) by the Indemnified Person was authorized in advance by the Board of Directors.

SECTION 2. PREPAYMENT OF EXPENSES OF DIRECTORS AND OFFICERS. The Corporation shall pay the expenses (including attorneys' fees) incurred by an Indemnified Person in defending any Proceeding in advance of its final disposition, provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the Indemnified Person to repay all amounts advanced if it should be ultimately determined that the Indemnified Person is not entitled to be indemnified under this Article VII or otherwise.

SECTION 3. CLAIMS BY DIRECTORS AND OFFICERS. If a claim for indemnification or advancement of expenses under this Article VII is not paid in full within 30 days after a written claim therefor by the Indemnified Person has been received by the Corporation, the Indemnified Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Corporation shall have the burden of proving that the Indemnified Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

SECTION 4. INDEMNIFICATION OF EMPLOYEES AND AGENTS. The Corporation may indemnify and advance expenses to any person who was or is made or is threatened to be made or is otherwise involved in any Proceeding by reason of the fact that such person, or a person for whom such person is the legal representative, is or was an employee or agent of the Corporation or, while an employee or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such person in connection with such Proceeding. The ultimate determination of entitlement to indemnification of persons who are non-director or officer employees or agents shall be made in such manner as is determined by the Board of Directors in its sole discretion. Notwithstanding the foregoing sentence, the Corporation shall not be required to indemnify a person in connection with a Proceeding initiated by such person if the Proceeding was not authorized in advance by the Board of Directors.

SECTION 5. ADVANCEMENT OF EXPENSES OF EMPLOYEES AND AGENTS. The Corporation may pay the expenses (including attorneys' fees) incurred by an employee or agent in defending any Proceeding in advance of its final disposition on such terms and conditions as may be determined by the Board of Directors.

SECTION 6. NON-EXCLUSIVITY OF RIGHTS. The rights conferred on any person by this Article VII shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, these bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

SECTION 7. OTHER INDEMNIFICATION. The Corporation's obligation, if any, to indemnify any person who was or is serving at its request as a director, officer or employee of another corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise shall be reduced by any amount such person may collect as indemnification from such other corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise.

SECTION 8. INSURANCE. The Board of Directors may, to the full extent permitted by applicable law as it presently exists, or may hereafter be amended from time to time, authorize an appropriate officer or officers to purchase and maintain at the Corporation's expense insurance: (a) to indemnify the Corporation for any obligation which it incurs as a result of the indemnification of directors, officers and employees under the provisions of this Article VII; and (b) to indemnify or insure directors, officers and employees against liability in instances in which they may not otherwise be indemnified by the Corporation under the provisions of this Article VII.

SECTION 9. AMENDMENT OR REPEAL. Any repeal or modification of the foregoing provisions of this Article VII shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification. The rights provided hereunder shall inure to the benefit of any Indemnified Person and such person's heirs, executors and administrators.

ARTICLE VIII.
DIVIDENDS

SECTION 1. DECLARATIONS OF DIVIDENDS. Dividends upon the capital stock of the Corporation, subject to the provisions of the Certificate of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Certificate of Incorporation.

SECTION 2. SPECIAL PURPOSES RESERVES. The Board of Directors may set apart out of any of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve.

ARTICLE IX.
NOTICE BY ELECTRONIC TRANSMISSION

SECTION 1. NOTICE BY ELECTRONIC TRANSMISSION. Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Corporation under the Delaware General Corporation Law, the Certificate of Incorporation, or these Bylaws may be given in writing directed to the stockholder's mailing address (or by electronic transmission directed to the stockholder's electronic mail address, as applicable) as it appears on the records of the Corporation and shall be given (1) if mailed, when the notice is deposited in the U.S. mail, postage prepaid, (2) if delivered by courier service, the earlier of when the notice is received or left at such stockholder's address or (3) if given by electronic mail, when directed to such stockholder's electronic mail address unless the stockholder has notified the Corporation in writing or by electronic transmission of an objection to receiving notice by electronic mail or such notice is prohibited by Section 3 of this Article. A notice by electronic mail must include a prominent legend that the communication is an important notice regarding the Corporation.

Without limiting the manner by which notice otherwise may be given effectively to stockholders, but subject to Section 3 of this Article, any notice to stockholders given by the Corporation under any provision of the Delaware General Corporation Law, the Certificate of Incorporation or these Bylaws shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given. Any such consent shall be revocable by the stockholder by written notice or electronic transmission to the Corporation.

Any notice given pursuant to the preceding paragraph shall be deemed given:

(a) if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice;

(b) if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and

(c) if by any other form of electronic transmission, when directed to the stockholder.

Notwithstanding the foregoing, a notice may not be given by an electronic transmission from and after the time that (1) the Corporation is unable to deliver by such electronic transmission 2 consecutive notices given by the Corporation and (2) such inability becomes known to the secretary or an assistant secretary of the Corporation or to the transfer agent, or other person responsible for the giving of notice, provided, however, the inadvertent failure to discover such inability shall not invalidate any meeting or other action.

An affidavit of the secretary or an assistant secretary or of the transfer agent or other agent of the Corporation that the notice has been given shall, in the absence of fraud, be *prima facie* evidence of the facts stated therein.

SECTION 2. DEFINITION OF ELECTRONIC TRANSMISSION; ELECTRONIC MAIL; ELECTRONIC MAIL ADDRESS. An "electronic transmission" means any form of communication, not directly involving the physical transmission of paper, that creates a record that

may be retained, retrieved, and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process. An “electronic mail” means an electronic transmission directed to a unique electronic mail address (which electronic mail shall be deemed to include any files attached thereto and any information hyperlinked to a website if such electronic mail includes the contact information of an officer or agent of the Corporation who is available to assist with accessing such files and information). An “electronic mail address” means a destination, commonly expressed as a string of characters, consisting of a unique user name or mailbox (commonly referred to as the “local part” of the address) and a reference to an internet domain (commonly referred to as the “domain part” of the address), whether or not displayed, to which electronic mail can be sent or delivered.

SECTION 3. INAPPLICABILITY. Notice by a form of electronic transmission shall not apply to Sections 164, 296, 311, 312 or 324 of the Delaware General Corporation Law.

ARTICLE X.
GENERAL PROVISIONS

SECTION 1. FISCAL YEAR. The fiscal year of the Corporation shall be fixed by resolution of the Board of Directors.

SECTION 2. SEAL. The corporate seal shall have inscribed thereon the name of the Corporation, the year of its organization and the words “Corporate Seal, Delaware” or such other form as shall be approved by the Board of Directors. Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

SECTION 3. WRITTEN WAIVER OF NOTICE. A written waiver of any notice required to be given by law, the Certificate of Incorporation or by these Bylaws, signed by or electronically transmitted by the person entitled to notice, whether before, at or after the time of the event for which notice is to be given, shall be deemed equivalent to notice required to be given to such person. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of stockholders, directors or members of a committee of directors need be specified in any written waiver of notice.

SECTION 4. ATTENDANCE AS WAIVER OF NOTICE. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, and objects, to the transaction of any business because the meeting is not lawfully called or convened.

SECTION 5. WAIVER OF SECTION 1501.

To the fullest extent provided by the law, the Corporation shall not be required to cause annual reports to be delivered to its stockholders under Section 1501 of the California General Corporation Law.

SECTION 6. CONTRACTS. The Board of Directors may authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances.

SECTION 7. LOANS. No loans shall be contracted on behalf of the Corporation and no evidences of indebtedness shall be issued in its name unless authorized by a resolution of the Board of Directors. Such authority may be general or confined to specific instances.

SECTION 8. CHECKS, DRAFTS, ETC. All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the Corporation shall be signed by one or more officers or agents of the Corporation and in such manner as shall from time to time be determined by resolution of the Board of Directors.

SECTION 9. DEPOSITS. The funds of the Corporation may be deposited or invested in such bank account, in such investments or with such other depositaries as determined by the Board of Directors.

SECTION 10. ANNUAL STATEMENT. The Board of Directors shall present at each annual meeting, and at any special meeting of the stockholders when called for by vote of the stockholders, a full and clear statement of the business and condition of the Corporation.

SECTION 11. VOTING OF SECURITIES. Except as the Board of Directors may otherwise designate, the Chief Executive Officer, the President or the Treasurer may waive notice of, vote, or appoint any person or persons to vote, on behalf of the Corporation at, and act as, or appoint any person or persons to act as, proxy or attorney-in-fact for this Corporation (with or without power of substitution) at, any meeting of stockholders or securityholders of any other entity, the securities of which may be held by this Corporation.

SECTION 12. EVIDENCE OF AUTHORITY. A certificate by the Secretary, or an Assistant Secretary, or a temporary Secretary, as to any action taken by the stockholders, directors, a committee or any officer or representative of the Corporation shall as to all persons who rely on the certificate in good faith be conclusive evidence of such action.

SECTION 13. CERTIFICATE OF INCORPORATION. All references in these Bylaws to the Certificate of Incorporation shall be deemed to refer to the Certificate of Incorporation of the Corporation, as amended and in effect from time to time.

SECTION 14. SEVERABILITY. Any determination that any provision of these Bylaws is for any reason inapplicable, illegal or ineffective shall not affect or invalidate any other provision of these Bylaws.

SECTION 15. PRONOUNS. All pronouns used in these Bylaws shall be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the person or persons may require.

ARTICLE XI.
AMENDMENTS

SECTION 1. BY THE BOARD OF DIRECTORS. These Bylaws may be altered, amended or repealed, in whole or in part, or new Bylaws may be adopted by the Board of Directors, when such power is conferred upon the Board of Directors by the Certificate of Incorporation.

SECTION 2. BY THE STOCKHOLDERS. These Bylaws may be altered, amended or repealed, in whole or in part, or new Bylaws may be adopted, by the affirmative vote of the holders of a majority of the shares of the capital stock of the Corporation issued and outstanding and entitled to vote at any annual meeting of stockholders, or at any special meeting of stockholders, provided notice of such alteration, amendment, repeal or adoption of new Bylaws shall have been stated in the notice of such special meeting. If the power to adopt, amend or repeal Bylaws is conferred upon the Board of Directors by the Certificate of Incorporation it shall not divest or limit the power of the stockholders to adopt, amend or repeal Bylaws.

Exhibit H

Company Stockholders Agreements

INVESTORS' RIGHTS AGREEMENT

THIS INVESTORS' RIGHTS AGREEMENT (this "Agreement"), is made as of April 11, 2025, by and among Standard Carbon Technology Inc., a Delaware corporation (the "Company"), the Investors, Key Management and the Founders (each as defined below).

RECITALS

WHEREAS, the Company and the Investors are parties to that certain Series A Preferred Stock Purchase Agreement of even date herewith by and among the Company and such Investors (the "Purchase Agreement"), under which certain of the Company's and such Investors' obligations are conditioned upon the execution and delivery of this Agreement by the undersigned parties.

NOW, THEREFORE, the parties agree as follows:

1. Definitions. For purposes of this Agreement:

1.1 "Affiliate" means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including, without limitation, any general partner, managing member, officer, director or trustee of such Person, or any venture capital fund or other investment fund now or hereafter existing that is controlled by one or more general partners, managing members or investment adviser of, or shares the same management company or investment advisers with, such Person.

1.2 "Board" means the board of directors of the Company.

1.3 "Certificate of Incorporation" means the Company's Amended and Restated Certificate of Incorporation, as amended and/or restated from time to time.

1.4 "Common Stock" means shares of the Company's common stock, par value $0.00001 per share.

1.5 "Damages" means any loss, damage, claim or liability (joint or several) to which a party hereto may become subject under the Securities Act, the Exchange Act, or other federal or state law, insofar as such loss, damage, claim or liability (or any action in respect thereof) arises out of or is based upon: (i) any untrue statement or alleged untrue statement of a material fact contained in any registration statement of the Company, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto; (ii) an omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading; or (iii) any violation or alleged violation by the indemnifying party (or any of its agents or Affiliates) of the Securities Act, the Exchange Act, any state securities law, or any rule or regulation promulgated under the Securities Act, the Exchange Act, or any state securities law.

1.6 "Deemed Liquidation Event" means Deemed Liquidation Event as such term is defined in the Certificate of Incorporation.

1.7 "Derivative Securities" means any securities or rights convertible into, or exercisable or exchangeable for (in each case, directly or indirectly), Common Stock, including options and warrants.

1.8 "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

1.9 "Excluded Registration" means (i) a registration relating to the sale or grant of securities to employees of the Company or a subsidiary pursuant to a stock option, stock purchase, equity incentive or similar plan; (ii) a registration relating to an SEC Rule 145 transaction; (iii) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the Registrable Securities; or (iv) a registration in which the only Common Stock being registered is Common Stock issuable upon conversion of debt securities that are also being registered.

1.10 "Form S-1" means such form under the Securities Act as in effect on the date hereof or any successor registration form under the Securities Act subsequently adopted by the SEC.

1.11 "Form S-3" means such form under the Securities Act as in effect on the date hereof or any registration form under the Securities Act subsequently adopted by the SEC that permits forward incorporation of substantial information by reference to other documents filed by the Company with the SEC.

1.12 "Founders" means Dell E. Perelman, Benyamin Clayman and Boris Dvinsky.

1.13 "GAAP" means generally accepted accounting principles in the United States as in effect from time to time.

1.14 "Holder" means any holder of Registrable Securities who is a party to this Agreement.

1.15 "Immediate Family Member" means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, life partner or similar statutorily-recognized domestic partner, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships of a natural person referred to herein.

1.16 "Initiating Holders" means, collectively, Holders who properly initiate a registration request under this Agreement.

1.17 "Investors" means the persons named on Schedule A hereto, each person to whom the rights of an Investor are assigned pursuant to Section 6.1, and each person who hereafter becomes a party to this Agreement pursuant to Section 6.9.

1.18 "IPO" means the Company's first underwritten public offering of its Common Stock under the Securities Act.

1.19 "Key Management" means Drew Lauter and Natan Shahar and their affiliated entities holding capital stock of the Company for so long as such Person (a) if an individual, is providing services to the Company or its subsidiaries as an officer, employee or consultant (excluding service solely as member of the Board) and (b) if an entity, is wholly owned or controlled by an individual providing services to the Company or its subsidiaries as an employee or consultant (excluding service solely as member of the Board).

1.20 "Major Investor" means any Investor that, individually or together with such Investor's Affiliates, holds at least $1,000,000 shares of Registrable Securities (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification effected after the date hereof), provided that the Board has not reasonably determined that such Investor is a competitor of the Company.

1.21 "New Securities" means, collectively, equity securities of the Company, whether or not currently authorized, as well as rights, options, or warrants to purchase such equity securities, or securities of any type whatsoever that are, or may become, convertible or exchangeable into or exercisable for such equity securities.

1.22 "Person" means any individual, corporation, partnership, trust, limited liability company, association or other entity.

1.23 "Preferred Stock" means, collectively, shares of the Company's Series A Preferred Stock.

1.24 "Registrable Securities" means (i) the Common Stock issuable or issued upon conversion of the Preferred Stock; (ii) any Common Stock, or any Common Stock issued or issuable (directly or indirectly) upon conversion and/or exercise of any other securities of the Company, held by the Investors, Key Management or Founders from time to time; and (iii) any Common Stock issued as (or issuable upon the conversion or exercise of any warrant, right, or other security that is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, the shares referenced in clauses (i) and (ii) above; excluding in all cases (other than the restrictions on transfer and legend requirements in Section 2.12), however, any Registrable Securities sold by a Person in a transaction in which the applicable rights under this Agreement are not assigned pursuant to Section 6.1, and excluding for purposes of Section 2 and Section 6.6 any shares for which registration rights have terminated pursuant to Section 2.13 of this Agreement.

1.25 "Registrable Securities then outstanding" means the number of shares determined by adding the number of shares of outstanding Common Stock that are Registrable Securities and the number of shares of Common Stock issuable (directly or indirectly) pursuant to then exercisable and/or convertible securities that are Registrable Securities.

1.26 "Requisite Holders" means (a) prior to the IPO, the Requisite Holders (as defined in the Certificate of Incorporation), and (b) following the IPO, the Investors holding a majority of the then outstanding shares of Registrable Securities.

1.27 "Restricted Securities" means the securities of the Company required to be notated with the legend set forth in Section 2.12(b) hereof.

1.28 "SEC" means the Securities and Exchange Commission.

1.29 "SEC Rule 144" means Rule 144 promulgated by the SEC under the Securities Act.

1.30 "SEC Rule 145" means Rule 145 promulgated by the SEC under the Securities Act.

1.31 "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

1.32 "Selling Expenses" means all underwriting discounts, selling commissions, and stock transfer taxes applicable to the sale of Registrable Securities, and fees and disbursements of counsel for any Holder, except for the fees and disbursements of the Selling Holder Counsel borne and paid by the Company as provided in Section 2.6.

1.33 "Series A Preferred Stock" means shares of the Company's Series A Preferred Stock, par value $0.00001 per share.

2. Registration Rights. The Company covenants and agrees as follows:

2.1 Demand Registration.

(a) Form S-1 Demand. If at any time after the earlier of (i) five years after the date of this Agreement or (ii) 180 days after the effective date of the registration statement for the IPO, the Company receives a request from Holders of a majority of the Registrable Securities then outstanding that the Company file a Form S-1 registration statement having an anticipated aggregate offering price, net of Selling Expenses, of at least $20 million, then the Company shall (x) within 10 days after the date such request is given, give notice thereof (the "Demand Notice") to all Holders other than the Initiating Holders; and (y) as soon as practicable, and in any event within 60 days after the date such request is given by the Initiating Holders, file a Form S-1 registration statement under the Securities Act covering all Registrable Securities that the Initiating Holders requested to be registered and any additional Registrable Securities requested to be included in such registration by any other Holders, as specified by notice given by each such Holder to the Company within 20 days of the date the Demand Notice is given, and in each case, subject to the limitations of Sections 2.1(c) and 2.3.

(b) Form S-3 Demand. If at any time when it is eligible to use a Form S-3 registration statement, the Company receives a request from Holders of at least 20% of the Registrable Securities then outstanding that the Company file a Form S-3 registration statement with respect to outstanding Registrable Securities of such Holders having an anticipated aggregate offering price, net of Selling Expenses, of at least $3 million, then the Company shall (i) within 10 days after the date such request is given, give a Demand Notice to all Holders other than the Initiating Holders; and (ii) as soon as practicable, and in any event within 45 days after the date such request is given by the Initiating Holders, file a Form S-3 registration statement under the Securities Act covering all Registrable Securities requested to be included in such registration by any other Holders, as specified by notice given by each such Holder to the Company within 20

days of the date the Demand Notice is given, and in each case, subject to the limitations of Sections 2.1(c) and 2.3.

(c) Notwithstanding the foregoing obligations, if the Company furnishes to Holders requesting a registration pursuant to this Section 2.1 a certificate signed by the Company's chief executive officer stating that in the good faith judgment of the Board it would be materially detrimental to the Company for such registration statement to either become effective or remain effective for as long as such registration statement otherwise would be required to remain effective, then the Company shall have the right to defer taking action with respect to such filing, and any time periods with respect to filing or effectiveness thereof shall be tolled correspondingly, for a period of not more than 90 days after the request of the Initiating Holders is given; provided, however, that the Company may not invoke this right more than once in any 12 month period; and provided further that the Company shall not register any securities for its own account or that of any other stockholder during such 90 day period other than an Excluded Registration.

(d) The Company shall not be obligated to effect, or to take any action to effect, any registration pursuant to Section 2.1(a), (i) during the period that is 60 days before the Company's good faith estimate of the date of filing of, and ending on a date that is 180 days after the effective date of, a Company-initiated registration, provided that the Company is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective; (ii) after the Company has effected one registration pursuant to Section 2.1(a); or (iii) if the Initiating Holders propose to dispose of shares of Registrable Securities that may be immediately registered on Form S-3 pursuant to a request made pursuant to Section 2.1(b). The Company shall not be obligated to effect, or to take any action to effect, any registration pursuant to Section 2.1(b) (i) during the period that is 30 days before the Company's good faith estimate of the date of filing of, and ending on a date that is 90 days after the effective date of, a Company-initiated registration, provided that the Company is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective; or (ii) if the Company has effected two registrations pursuant to Section 2.1(b) within the 12 month period immediately preceding the date of such request. A registration shall not be counted as "effected" for purposes of this Section 2.1(d) until such time as the applicable registration statement has been declared effective by the SEC, unless the Initiating Holders withdraw their request for such registration, elect not to pay the registration expenses therefor, and forfeit their right to one demand registration statement pursuant to Section 2.6, in which case such withdrawn registration statement shall be counted as "effected" for purposes of this Section 2.1(d); provided, that if such withdrawal is during a period the Company has deferred taking action pursuant to Section 2.1(c), then the Initiating Holders may withdraw their request for registration and such registration will not be counted as "effected" for purposes of this Section 2.1(d).

2.2 Company Registration. If the Company proposes to register (including for this purpose a registration effected by the Company for stockholders other than the Holders) any of its Common Stock under the Securities Act in connection with the public offering of such securities solely for cash (other than in an Excluded Registration), the Company shall, at such time, promptly give each Holder notice of such registration. Upon the request of each Holder given within 20 days after such notice is given by the Company, the Company shall, subject to the provisions of Section 2.3, cause to be registered all of the Registrable Securities that each such Holder has requested to be included in such registration. The Company shall have the right to

terminate or withdraw any registration initiated by it under this Section 2.2 before the effective date of such registration, whether or not any Holder has elected to include Registrable Securities in such registration. The expenses (other than Selling Expenses) of such withdrawn registration shall be borne by the Company in accordance with Section 2.6.

2.3 Underwriting Requirements.

(a) If, pursuant to Section 2.1, the Initiating Holders intend to distribute the Registrable Securities covered by their request by means of an underwriting, they shall so advise the Company as a part of their request made pursuant to Section 2.1, and the Company shall include such information in the Demand Notice. The underwriter(s) will be selected by the Company and shall be reasonably acceptable to a majority in interest of the Initiating Holders. In such event, the right of any Holder to include such Holder's Registrable Securities in such registration shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting to the extent provided herein. All Holders proposing to distribute their securities through such underwriting shall (together with the Company as provided in Section 2.4(e)) enter into an underwriting agreement in customary form with the underwriter(s) selected for such underwriting. Notwithstanding any other provision of this Section 2.3, if the managing underwriter(s) advise the Initiating Holders in writing that marketing factors require a limitation on the number of shares to be underwritten, then the Initiating Holders shall so advise all Holders of Registrable Securities that otherwise would be underwritten pursuant hereto, and the number of Registrable Securities that may be included in the underwriting shall be allocated among such Holders of Registrable Securities, including the Initiating Holders, in proportion (as nearly as practicable) to the number of Registrable Securities owned by each Holder or in such other proportion as shall mutually be agreed to by all such selling Holders; provided, however, that the number of Registrable Securities held by the Holders to be included in such underwriting shall not be reduced unless all other securities are first entirely excluded from the underwriting. To facilitate the allocation of shares in accordance with the above provisions, the Company or the underwriters may round the number of shares allocated to any Holder to the nearest 100 shares.

(b) In connection with any offering involving an underwriting of shares of the Company's capital stock pursuant to Section 2.2, the Company shall not be required to include any of the Holders' Registrable Securities in such underwriting unless the Holders accept the terms of the underwriting as agreed upon between the Company and its underwriters, and then only in such quantity as the underwriters in their sole discretion determine will not jeopardize the success of the offering by the Company. If the total number of securities, including Registrable Securities, requested by stockholders to be included in such offering exceeds the number of securities to be sold (other than by the Company) that the underwriters in their reasonable discretion determine is compatible with the success of the offering, then the Company shall be required to include in the offering only that number of such securities, including Registrable Securities, which the underwriters and the Company in their sole discretion determine will not jeopardize the success of the offering. If the underwriters determine that less than all of the Registrable Securities requested to be registered can be included in such offering, then the Registrable Securities that are included in such offering shall be allocated among the selling Holders in proportion (as nearly as practicable) to the number of Registrable Securities owned by each selling Holder or in such other proportions as shall mutually be agreed to by all such selling

Holders. To facilitate the allocation of shares in accordance with the above provisions, the Company or the underwriters may round the number of shares allocated to any Holder to the nearest 100 shares. Notwithstanding the foregoing, in no event shall (i) the number of Registrable Securities included in the offering be reduced unless all other securities (other than securities to be sold by the Company) are first entirely excluded from the offering, or (ii) the number of Registrable Securities included in the offering be reduced below 25% of the total number of securities included in such offering, unless such offering is the IPO, in which case the selling Holders may be excluded further if the underwriters make the determination described above and no other stockholder's securities are included in such offering. For purposes of the provision in this Section 2.3(b) concerning apportionment, for any selling Holder that is a partnership, limited liability company, or corporation, the partners, members, retired partners, retired members, stockholders, and Affiliates of such Holder, or the estates and Immediate Family Members of any such partners, retired partners, members, and retired members and any trusts for the benefit of any of the foregoing Persons, shall be deemed to be a single "selling Holder," and any pro rata reduction with respect to such "selling Holder" shall be based upon the aggregate number of Registrable Securities owned by all Persons included in such "selling Holder," as defined in this sentence.

(c) For purposes of Section 2.1, a registration shall not be counted as "effected" if, as a result of an exercise of the underwriter's cutback provisions in Section 2.3(a), fewer than 50% of the total number of Registrable Securities that Holders have requested to be included in such registration statement are actually included.

2.4 Obligations of the Company. Whenever required under this Section 2 to effect the registration of any Registrable Securities, the Company shall, as expeditiously as reasonably possible:

(a) prepare and file with the SEC a registration statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such registration statement to become effective and, upon the request of the Holders of a majority of the Registrable Securities registered thereunder, keep such registration statement effective for a period of up to 120 days or, if earlier, until the distribution contemplated in the registration statement has been completed; provided, however, that (i) such 120 day period shall be extended for a period of time equal to the period the Holder refrains, at the request of an underwriter of Common Stock (or other securities) of the Company, from selling any securities included in such registration, and (ii) in the case of any registration of Registrable Securities on Form S-3 that are intended to be offered on a continuous or delayed basis, subject to compliance with applicable SEC rules, such 120 day period shall be extended for up to an additional 180 days, if necessary, to keep the registration statement effective until all such Registrable Securities are sold;

(b) prepare and file with the SEC such amendments and supplements to such registration statement, and the prospectus used in connection with such registration statement, as may be necessary to comply with the Securities Act in order to enable the disposition of all securities covered by such registration statement;

(c) furnish to the selling Holders such numbers of copies of a prospectus, including a preliminary prospectus, as required by the Securities Act, and such other

documents as the Holders may reasonably request in order to facilitate their disposition of their Registrable Securities;

(d) use its commercially reasonable efforts to register and qualify the securities covered by such registration statement under such other securities or blue-sky laws of such jurisdictions as shall be reasonably requested by the selling Holders; provided that the Company shall not be required to qualify to do business or to file a general consent to service of process in any such states or jurisdictions, unless the Company is already subject to service in such jurisdiction and except as may be required by the Securities Act;

(e) in the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the underwriter(s) of such offering;

(f) use its commercially reasonable efforts to cause all such Registrable Securities covered by such registration statement to be listed on a national securities exchange or trading system and each securities exchange and trading system (if any) on which similar securities issued by the Company are then listed;

(g) provide a transfer agent and registrar for all Registrable Securities registered pursuant to this Agreement and provide a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration;

(h) promptly make available for inspection by the selling Holders, any managing underwriter(s) participating in any disposition pursuant to such registration statement, and any attorney or accountant or other agent retained by any such underwriter or selected by the selling Holders, all financial and other records, pertinent corporate documents, and properties of the Company, and cause the Company's officers, directors, employees, and independent accountants to supply all information reasonably requested by any such seller, underwriter, attorney, accountant, or agent, in each case, as necessary or advisable to verify the accuracy of the information in such registration statement and to conduct appropriate due diligence in connection therewith;

(i) notify each selling Holder, promptly after the Company receives notice thereof, of the time when such registration statement has been declared effective or a supplement to any prospectus forming a part of such registration statement has been filed; and

(j) after such registration statement becomes effective, notify each selling Holder of any request by the SEC that the Company amend or supplement such registration statement or prospectus.

In addition, the Company shall ensure that, at all times after any registration statement covering a public offering of securities of the Company under the Securities Act shall have become effective, its insider trading policy shall provide that the Company's directors may implement a trading program under Rule 10b5-1 of the Exchange Act.

2.5 Furnish Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Section 2 with respect to the Registrable Securities

of any selling Holder that such Holder shall furnish to the Company such information regarding itself, the Registrable Securities held by it, and the intended method of disposition of such securities as is reasonably required to effect the registration of such Holder's Registrable Securities.

2.6 Expenses of Registration. All expenses (other than Selling Expenses) incurred in connection with registrations, filings, or qualifications pursuant to Section 2, including all registration, filing, and qualification fees; printers' and accounting fees; fees and disbursements of counsel for the Company; and the reasonable fees and disbursements, not to exceed $30,000, of one counsel for the selling Holders selected by Holders of a majority of the Registrable Securities to be registered ("Selling Holder Counsel"), shall be borne and paid by the Company; provided, however, that the Company shall not be required to pay for any expenses of any registration proceeding begun pursuant to Section 2.1 if the registration request is subsequently withdrawn at the request of the Holders of a majority of the Registrable Securities to be registered (in which case all selling Holders shall bear such expenses pro rata based upon the number of Registrable Securities that were to be included in the withdrawn registration), unless the Holders of a majority of the Registrable Securities agree to forfeit their right to one registration pursuant to Sections 2.1(a) or 2.1(b), as the case may be; provided further that if, at the time of such withdrawal, the Holders shall have learned of a material adverse change in the condition, business, or prospects of the Company from that known to the Holders at the time of their request and have withdrawn the request with reasonable promptness after learning of such information then the Holders shall not be required to pay any of such expenses and shall not forfeit their right to one registration pursuant to Sections 2.1(a) or 2.1(b). All Selling Expenses relating to Registrable Securities registered pursuant to this Section 2 shall be borne and paid by the Holders pro rata on the basis of the number of Registrable Securities registered on their behalf.

2.7 Delay of Registration. No Holder shall have any right to obtain or seek an injunction restraining or otherwise delaying any registration pursuant to this Agreement as the result of any controversy that might arise with respect to the interpretation or implementation of this Section 2.

2.8 Indemnification. If any Registrable Securities are included in a registration statement under this Section 2:

(a) To the extent permitted by law, the Company will indemnify and hold harmless each selling Holder, and the partners, members, officers, directors, and stockholders of each such Holder; legal counsel and accountants for each such Holder; any underwriter (as defined in the Securities Act) for each such Holder; and each Person, if any, who controls such Holder or underwriter within the meaning of the Securities Act or the Exchange Act, against any Damages, and the Company will pay to each such Holder, underwriter, controlling Person, or other aforementioned Person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which Damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Section 2.8(a) shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Company, which consent shall not be unreasonably withheld, nor shall the Company be liable for any Damages to the extent that they arise out of or are based upon actions or omissions made in reliance upon and in conformity with

written information furnished by or on behalf of any such Holder, underwriter, controlling Person, or other aforementioned Person expressly for use in connection with such registration.

(b) To the extent permitted by law, each selling Holder, severally and not jointly, will indemnify and hold harmless the Company, and each of its directors, each of its officers who has signed the registration statement, each Person (if any), who controls the Company within the meaning of the Securities Act, legal counsel and accountants for the Company, any underwriter (as defined in the Securities Act), any other Holder selling securities in such registration statement, and any controlling Person of any such underwriter or other Holder, against any Damages, in each case only to the extent that such Damages arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of such selling Holder expressly for use in connection with such registration and that has not been corrected in a subsequent writing at least one business day prior to the sale of Registrable Securities to the Person asserting the claim; and each such selling Holder will pay to the Company and each other aforementioned Person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which Damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Section 2.8(b) shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Holder, which consent shall not be unreasonably withheld; and provided further that in no event shall the aggregate amounts payable by any Holder by way of indemnity or contribution under Sections 2.8(b) and 2.8(d) exceed the proceeds from the offering received by such Holder (net of any Selling Expenses paid by such Holder), except in the case of fraud or willful misconduct by such Holder.

(c) Promptly after receipt by an indemnified party under this Section 2.8 of notice of the commencement of any action (including any governmental action) for which a party may be entitled to indemnification hereunder, such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 2.8, give the indemnifying party notice of the commencement thereof. The indemnifying party shall have the right to participate in such action and, to the extent the indemnifying party so desires, participate jointly with any other indemnifying party to which notice has been given, and to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party (together with all other indemnified parties that may be represented without conflict by one counsel) shall have the right to retain one separate counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such action. The failure to give notice to the indemnifying party within a reasonable time of the commencement of any such action shall relieve such indemnifying party of any liability to the indemnified party under this Section 2.8, only to the extent that such failure materially prejudices the indemnifying party's ability to defend such action. The failure to give notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 2.8.

(d) To provide for just and equitable contribution to joint liability under the Securities Act in any case in which either: (i) any party otherwise entitled to indemnification hereunder makes a claim for indemnification pursuant to this Section 2.8 but it is judicially

determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case, notwithstanding the fact that this Section 2.8 provides for indemnification in such case, or (ii) contribution under the Securities Act may be required on the part of any party hereto for which indemnification is provided under this Section 2.8, then, and in each such case, such parties will contribute to the aggregate losses, claims, damages, liabilities, or expenses to which they may be subject (after contribution from others) in such proportion as is appropriate to reflect the relative fault of each of the indemnifying party and the indemnified party in connection with the statements, omissions, or other actions that resulted in such loss, claim, damage, liability, or expense, as well as to reflect any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or allegedly untrue statement of a material fact, or the omission or alleged omission of a material fact, relates to information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission; provided, however, that, in any such case (x) no Holder will be required to contribute any amount in excess of the public offering price of all such Registrable Securities offered and sold by such Holder pursuant to such registration statement, and (y) no Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation; and provided further that in no event shall a Holder's liability pursuant to this Section 2.8(d), when combined with the amounts paid or payable by such Holder pursuant to Section 2.8(b), exceed the proceeds from the offering received by such Holder (net of any Selling Expenses paid by such Holder), except in the case of willful misconduct or fraud by such Holder.

(e) Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control; provided, however, that any matter expressly provided for or addressed by the provisions of this Section 2.8 that is not expressly provided for or addressed by the underwriting agreement shall be controlled by the foregoing provisions.

(f) Unless otherwise superseded by an underwriting agreement entered into in connection with the underwritten public offering, the obligations of the Company and Holders under this Section 2.8 shall survive the completion of any offering of Registrable Securities in a registration under this Section 2, and otherwise shall survive the termination of this Agreement or any provision(s) of this Agreement.

2.9 Reports Under Exchange Act. With a view to making available to the Holders the benefits of SEC Rule 144 and any other rule or regulation of the SEC that may at any time permit a Holder to sell securities of the Company to the public without registration or pursuant to a registration on Form S-3, the Company shall:

(a) make and keep available adequate current public information, as those terms are understood and defined in SEC Rule 144, at all times after the effective date of the registration statement filed by the Company for the IPO;

(b) use commercially reasonable efforts to file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act (at any time after the Company has become subject to such reporting requirements); and

(c) furnish to any Holder, so long as the Holder owns any Registrable Securities, forthwith upon request (i) to the extent accurate, a written statement by the Company that it has complied with the reporting requirements of SEC Rule 144 (at any time after 90 days after the effective date of the registration statement filed by the Company for the IPO), the Securities Act, and the Exchange Act (at any time after the Company has become subject to such reporting requirements), or that it qualifies as a registrant whose securities may be resold pursuant to Form S-3 (at any time after the Company so qualifies); and (ii) such other information as may be reasonably requested in availing any Holder of any rule or regulation of the SEC that permits the selling of any such securities without registration (at any time after the Company has become subject to the reporting requirements under the Exchange Act) or pursuant to Form S-3 (at any time after the Company so qualifies to use such form).

2.10 Limitations on Subsequent Registration Rights. From and after the date of this Agreement, the Company shall not, without the prior written consent of the Requisite Holders, enter into any agreement with any holder or prospective holder of any securities of the Company that would (i) allow such holder or prospective holder to include such securities in any registration unless, under the terms of such agreement, such holder or prospective holder may include such securities in any such registration only to the extent that the inclusion of such securities will not reduce the number of the Registrable Securities of the Holders that are included, or (ii) allow such holder or prospective holder to initiate a demand for registration of any securities held by such holder or prospective holder; provided that this limitation shall not apply to Registrable Securities acquired by any additional Investor that becomes a party to this Agreement in accordance with Section 6.9.

2.11 "Market Stand-off" Agreement. Each Holder hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the registration by the Company for its own behalf of shares of its Common Stock or any other equity securities under the Securities Act on a registration statement (other than an Excluded Registration) on Form S-1 or Form S-3, and ending on the date specified by the Company and the managing underwriter (such period not to exceed 180 days in the case of the IPO plus up to an additional 18 days to the extent necessary to comply with applicable regulatory requirements following the IPO or, if the Company is not then an emerging growth company as defined in the applicable SEC regulations, such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in applicable FINRA rules, or any successor provisions or amendments thereto), (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock held immediately before the effective date of the registration statement for such offering or (ii) enter into any swap, hedging, or other transaction or arrangement that transfers, or

is designed to transfer, to another, in whole or in part, any of the economic consequences of ownership, directly or indirectly, of such securities, whether or not any such transaction or arrangement described in clause (i) or (ii) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise. The foregoing provisions of this Section 2.11 shall apply only to the IPO, shall not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement or to the establishment of a trading plan pursuant to Rule 10b5-1, provided such plan does not permit transfers during the restricted period, or the transfer of any shares to any trust for the direct or indirect benefit of the Holder or one or more of the Holder's Immediate Family Members, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, and shall be applicable to the Holders only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 1% of the Company's outstanding Common Stock (after giving effect to the conversion into Common Stock of all outstanding Preferred Stock). The underwriters in connection with such registration are intended third-party beneficiaries of this Section 2.11 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Holder further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with such registration that are consistent with this Section 2.11. Any discretionary waiver or termination of the restrictions of any or all of such agreements by the Company or the underwriters shall apply pro rata to all Company stockholders that are subject to such agreements, based on the number of shares subject to such agreements.

2.12 Restrictions on Transfer.

(a) The Preferred Stock and the Registrable Securities shall not be sold, pledged, or otherwise transferred, and the Company shall not recognize and shall issue stop-transfer instructions to its transfer agent with respect to any such sale, pledge, or transfer, except upon the conditions specified in this Agreement, which conditions are intended to ensure compliance with the provisions of the Securities Act and all other applicable U.S. laws and regulations. A transferring Holder will cause any proposed purchaser, pledgee, or transferee of the Preferred Stock and the Registrable Securities held by such Holder to agree to take and hold such securities subject to the provisions and upon the conditions specified in this Agreement. Notwithstanding the foregoing, the Company shall not require any transferee of shares pursuant to an effective registration statement or, following the IPO, SEC Rule 144, in each case, to be bound by the terms of this Agreement.

(b) Each certificate, instrument, or book entry representing (i) the Preferred Stock, (ii) the Registrable Securities, and (iii) any other securities issued in respect of the securities referenced in clauses (i) and (ii), upon any stock split, stock dividend, recapitalization, merger, consolidation, or similar event, shall (unless otherwise permitted by the provisions of Section 2.12(c)) be notated with a legend substantially in the following form:

> THE SECURITIES REPRESENTED HEREBY HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. SUCH SHARES MAY NOT BE SOLD, PLEDGED, OR TRANSFERRED IN THE ABSENCE OF SUCH

REGISTRATION OR A VALID EXEMPTION FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SAID ACT.

THE SECURITIES REPRESENTED HEREBY MAY BE TRANSFERRED ONLY IN ACCORDANCE WITH THE TERMS OF AN AGREEMENT BETWEEN THE COMPANY AND THE STOCKHOLDER, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE COMPANY.

The Holders consent to the Company making a notation in its records and giving instructions to any transfer agent of the Restricted Securities in order to implement the restrictions on transfer set forth in this Section 2.12.

(c) The holder of such Restricted Securities, by acceptance of ownership thereof, agrees to comply in all respects with the provisions of this Section 2. Before any proposed sale, pledge, or transfer of any Restricted Securities, unless there is in effect a registration statement under the Securities Act covering the proposed transaction or following the IPO, the transfer is made pursuant to SEC Rule 144, the Holder thereof shall give notice to the Company of such Holder's intention to effect such sale, pledge, or transfer, provided that no such notice shall be required if the intended sale, pledge or transfer complies with SEC Rule 144. Each such notice shall describe the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, shall be accompanied at such Holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such Restricted Securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to counsel to the Company to the effect that the proposed sale, pledge, or transfer of the Restricted Securities may be effected without registration under the Securities Act, whereupon the Holder of such Restricted Securities shall be entitled to sell, pledge, or transfer such Restricted Securities in accordance with the terms of the notice given by the Holder to the Company. The Company will not require such a notice, legal opinion or "no action" letter (x) in any transaction in compliance with SEC Rule 144; or (y) in any transaction in which such Holder distributes Restricted Securities to an Affiliate of such Holder for no consideration; provided that each transferee agrees in writing to be subject to the terms of this Section 2.12. Each certificate, instrument, or book entry representing the Restricted Securities transferred as above provided shall be notated with, except if such transfer is made pursuant to SEC Rule 144, the appropriate restrictive legend set forth in Section 2.12(b), except that such certificate, instrument, or book entry shall not be notated with such restrictive legend if, in the opinion of counsel for such Holder and the Company, such legend is not required in order to establish compliance with any provisions of the Securities Act and the Company will use commercially reasonable efforts to cause any such legend to be removed.

2.13 Termination and Suspension of Registration Rights. The right of any Holder to request registration or inclusion of Registrable Securities in any registration pursuant to Section 2.1 or 2.2 shall terminate, as to such Holder, upon the earliest to occur of:

(i) the closing of a Deemed Liquidation Event;

(ii) such time after the consummation of an IPO, when the Holder (A) together with its "affiliates" (as determined under SEC Rule 144) holds less than 1% of the outstanding capital stock of the Company and (B) may immediately sell all of the Holder's Registrable Securities under SEC Rule 144 without volume limitations, or another similar exemption under the Securities Act is available for the sale of all of such Holder's shares without limitation during a three-month period without registration; and

(iii) the second anniversary of the IPO.

3. Information and Observer Rights.

3.1 Delivery of Financial Statements.

(a) The Company shall deliver to each Major Investor, provided that the Board has not reasonably determined that such Major Investor is a competitor of the Company:

(i) as soon as practicable, but in any event within 120 days after the end of each fiscal year of the Company (A) a balance sheet as of the end of such year, (B) statements of income and of cash flows for such year, and (C) a statement of stockholders' equity as of the end of such year; and

(ii) as soon as practicable, but in any event within 45 days after the end of each quarter of each fiscal year of the Company, unaudited statements of income and cash flows for such fiscal quarter, and an unaudited balance sheet and a statement of stockholders' equity as of the end of such fiscal quarter, all prepared in accordance with GAAP (except that such financial statements may (A) be subject to normal year-end audit adjustments; and (B) not contain all notes thereto that may be required in accordance with GAAP).

(b) The Company shall, at least 30 days before the end of each fiscal year, prepare a budget and business plan for the next fiscal year, prepared on a monthly basis, including balance sheets, income statements, and statements of cash flow for such months and, promptly after prepared, any other budgets or revised budgets prepared by the Company.

(c) If, for any period, the Company has any subsidiary whose accounts are consolidated with those of the Company, then in respect of such period the financial statements delivered pursuant to the foregoing sections shall be the consolidated and consolidating financial statements of the Company and all such consolidated subsidiaries.

(d) Notwithstanding anything else in this Section 3.1 to the contrary, the Company may cease providing the information set forth in this Section 3.1 during the period starting with the date 45 days before the Company's good-faith estimate of the date of filing of a registration statement if it reasonably concludes it must do so to comply with the SEC rules applicable to such registration statement and related offering; provided that the Company's covenants under this Section 3.1 shall be reinstated at such time as the Company is no longer actively employing its commercially reasonable efforts to cause such registration statement to become effective.

3.2 Inspection. The Company shall permit each Major Investor (provided that the Board has not reasonably determined that such Major Investor is a competitor of the Company), at such Major Investor's expense and upon reasonable advance notice from such Major Investor, to visit and inspect the Company's properties; examine its books of account and records; and discuss the Company's affairs, finances, and accounts with its officers, during normal business hours of the Company as may be reasonably requested by the Major Investor in connection with monitoring or making decisions with respect to its investment in the Company; provided, however, that the Company shall not be obligated pursuant to this Section 3.2 to (a) create any new information or materials or (b) provide access to any information that it reasonably and in good faith considers to be a trade secret or confidential information or the disclosure of which would adversely affect the attorney-client privilege between the Company and its counsel.

3.3 Termination of Information Rights. The covenants set forth in Section 3.1 and Section 3.2 shall terminate and be of no further force or effect (i) immediately before the consummation of the IPO; (ii) when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act; or (iii) upon the closing of a Deemed Liquidation Event, whichever event occurs first.

3.4 Confidentiality. Each Investor agrees that such Investor will keep confidential and will not disclose, divulge, or use for any purpose (other than to monitor or make decisions with respect to its investment in the Company) any confidential information obtained from the Company (including notice of the Company's intention to file a registration statement), unless such confidential information (a) is known or becomes known to the public in general (other than as a result of a breach of this Section 3.4 by such Investor), (b) is or has been independently developed or conceived by such Investor without use of the Company's confidential information as shown by such Investor's written records, or (c) is or has been made known or disclosed to such Investor by a third party without a breach of any obligation of confidentiality such third party may have to the Company; provided, however, that an Investor may disclose confidential information (i) to its attorneys, accountants, consultants, and other professionals to the extent reasonably necessary to obtain their services in connection with monitoring its investment in the Company; (ii) to any prospective purchaser of any Registrable Securities from such Investor, if such prospective purchaser agrees to be bound by the provisions of this Section 3.4 and is not a competitor of the Company; (iii) to any Affiliate, partner, member, stockholder, or wholly owned subsidiary of such Investor in the ordinary course of business, provided that such Investor informs such Person that such information is confidential and directs such Person to maintain the confidentiality of such information and provided further that such Investor shall not disclose confidential information to any of its other operating portfolio companies; or (iv) as may otherwise be required by law, regulation, rule, court order or subpoena, provided that such Investor promptly notifies the Company of such disclosure and takes reasonable steps to minimize the extent of any such required disclosure.

3.5 Waiver of Statutory Information Rights. Each Investor hereby acknowledges and agrees that until the consummation of the IPO, such Investor shall hereby be deemed to have unconditionally and irrevocably, to the fullest extent permitted by law, on behalf of such Investor and all beneficial owners of the shares of Common Stock or Preferred Stock owned by such Investor (a "Beneficial Owner"), waived, and does hereby so waive, any rights such Investor or a Beneficial Owner might otherwise have had under Section 220 of the General

Corporation Law of the State of Delaware (the "DGCL") (or under similar rights under other applicable law) to inspect for any proper purpose and to make copies and extracts from the Company's stock ledger, a list of its stockholders and its other books and records or the books and records of any subsidiary. This waiver applies only in such Investor's capacity as a stockholder and does not affect any other information and inspection rights such Investor may expressly have pursuant to Sections 3.1 and 3.2 of this Agreement. Each Investor hereby further warrants and represents that such Investor has reviewed this waiver with its legal counsel, and that such Investor knowingly and voluntarily waives its rights as a stockholder otherwise provided by Section 220 of the DGCL (or under similar rights under other applicable law).

4. Rights to Future Stock Issuances.

4.1 Right of First Offer. Subject to the terms and conditions of this Section 4.1 and applicable securities laws, if the Company proposes to offer or sell any New Securities, the Company shall first offer such New Securities to each Major Investor. A Major Investor shall be entitled to apportion the right of first offer hereby granted to it in such proportions as it deems appropriate, among (i) itself, (ii) its Affiliates and (iii) its beneficial interest holders, such as limited partners, members or any other Person having "beneficial ownership," as such term is defined in Rule 13d-3 promulgated under the Exchange Act, of such Major Investor ("Investor Beneficial Owners"); provided that each such Affiliate or Investor Beneficial Owner (a) is not a competitor of the Company, unless such party's purchase of New Securities is otherwise consented to by the Board, (b) is an "accredited investor" (as defined in Rule 501(a) under the Securities Act), (c) enters into this Agreement and the Voting Agreement of even date herewith among the Company, the Investors and the other parties named therein, as amended and/or restated from time to time, as an "Investor" under each such agreement (provided that any competitor of the Company shall not be entitled to any rights as a Major Investor under Sections 3.1, 3.2 and 4.1 hereof), and (d) agrees to purchase at least such number of New Securities as are allocable hereunder to the Major Investor holding the fewest number of Preferred Stock and any other Derivative Securities.

(a) The Company shall give notice (the "Offer Notice") to each Major Investor, stating (i) its bona fide intention to offer such New Securities, (ii) the number of such New Securities to be offered, and (iii) the price and terms, if any, upon which it proposes to offer such New Securities.

(b) By notification to the Company within 20 days after the Offer Notice is given, each Major Investor may elect to purchase or otherwise acquire, at the price and on the terms specified in the Offer Notice, up to that portion of such New Securities which equals the proportion that (x) the Common Stock then held by such Major Investor (including all shares of Common Stock then issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of the Preferred Stock and any other Derivative Securities then held by such Major Investor) bears to (y) the total Common Stock of the Company then outstanding (assuming full conversion and/or exercise, as applicable, of all Preferred Stock and any other Derivative Securities then outstanding). At the expiration of such 20 day period, the Company shall promptly notify each Major Investor that elects to purchase or acquire all the shares available to it (each, a "Fully Exercising Investor") of any other Major Investor's failure to do likewise. During the 10 day period commencing after the Company has given such notice, each Fully Exercising Investor may, by giving notice to the Company, elect to purchase or acquire, in addition to the number of

shares specified above, up to that portion of the New Securities for which Major Investors were entitled to subscribe but that were not subscribed for by the Major Investors which is equal to the proportion that the Common Stock issued and held, or issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of the Preferred Stock and any other Derivative Securities then held, by such Fully Exercising Investor bears to the Common Stock issued and held, or issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of the Preferred Stock and any other Derivative Securities then held, by all Fully Exercising Investors who wish to purchase such unsubscribed shares. The closing of any sale pursuant to this Section 4.1(b) shall occur within the later of 120 days of the date that the Offer Notice is given and the date of initial sale of New Securities pursuant to Section 4.1(c).

(c) If all New Securities referred to in the Offer Notice are not elected to be purchased or acquired as provided in Section 4.1(b), the Company may, during the 90 day period following the expiration of the periods provided in Section 4.1(b), offer and sell the remaining unsubscribed portion of such New Securities to any Person or Persons at a price not less than, and upon terms no more favorable to the offeree than, those specified in the Offer Notice. If the Company does not enter into an agreement for the sale of the New Securities within such period, or if such agreement is not consummated within 30 days of the execution thereof, the right provided hereunder shall be deemed to be revived and such New Securities shall not be offered unless first reoffered to the Major Investors in accordance with this Section 4.1.

(d) The right of first offer in this Section 4.1 shall not be applicable to (i) Exempted Securities (as defined in the Certificate of Incorporation); (ii) shares of Common Stock issued in the IPO; and (iii) the issuance of shares of Preferred Stock pursuant to the Purchase Agreement.

(e) Notwithstanding any provision hereof to the contrary, in lieu of complying with the provisions of this Section 4.1, the Company may elect to give notice to the Major Investors within 30 days after the issuance of New Securities. Such notice shall describe the type, price, and terms of the New Securities. Each Major Investor shall have 20 days from the date notice is given to elect to purchase up to the number of New Securities that would, if purchased by such Major Investor, maintain such Major Investor's percentage-ownership position, calculated as set forth in Section 4.1(b) before giving effect to the issuance of such New Securities.

4.2 Termination. The covenants set forth in Section 4.1 shall terminate and be of no further force or effect (i) immediately before the consummation of the IPO, or (ii) upon the closing of a Deemed Liquidation Event, whichever event occurs first.

5. [RESERVED].

6. Miscellaneous.

6.1 Successors and Assigns. The rights under this Agreement may be assigned (but only with all related obligations) by a Holder to a transferee of Registrable Securities that (i) is an Affiliate of a Holder; or (ii) is a Holder's Immediate Family Member or trust for the benefit of an individual Holder or one or more of such Holder's Immediate Family Members; provided, however, that (x) the Company is, within a reasonable time after such transfer, furnished with

written notice of the name and address of such transferee and the Registrable Securities with respect to which such rights are being transferred; and (y) such transferee agrees in a written instrument delivered to the Company to be bound by and subject to the terms and conditions of this Agreement, including the provisions of Section 2.11. The terms and conditions of this Agreement inure to the benefit of and are binding upon the respective successors and permitted assignees of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assignees any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

6.2 Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware.

6.3 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

6.4 Titles and Subtitles. The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement.

6.5 Notices; Electronic Notice.

(a) General. All notices and other communications given or made pursuant to this Agreement shall be in writing (including electronic mail as permitted in this Agreement) and shall be deemed effectively given upon the earlier of actual receipt or (i) personal delivery to the party to be notified; (ii) when sent, if sent by electronic mail during the recipient's normal business hours, and if not sent during normal business hours, then on the recipient's next business day; (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (iv) one business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next-day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their addresses as set forth on Schedule A hereto, or (as to the Company, Key Management and the Founders) to the address set forth on their respective signature page hereto, or in any case to such email address or address as subsequently modified by written notice given in accordance with this Section 6.5. If notice is given to the Company, a copy (which copy shall not constitute notice) shall also be sent to Latham & Watkins LLP, 300 Colorado St., Suite 2400, Austin, TX 78701, attention: Scott Craig, and if notice is given to any Investor, a copy (which copy shall not constitute notice) shall also be given to ay "cc" address noted on Schedule A for such Investor.

(b) Consent to Electronic Notice. Each party to this Agreement consents to the delivery of any stockholder notice pursuant to the DGCL, as amended or superseded from time to time, by electronic mail pursuant to Section 232 of the DGCL (or any successor thereto) at

the electronic mail address set forth below such party's name on the Schedules hereto, as updated from time to time by notice to the Company, or as on the books of the Company. Each party to this Agreement agrees to promptly notify the Company of any change in its electronic mail address, and that failure to do so shall not affect the foregoing.

6.6 Amendments and Waivers.

(a) Any term of this Agreement may be amended, modified or terminated and the observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of (i) the Company, (ii) Key Management holding a majority of the Shares then held Key Management, and (iii) the Requisite Holders; provided that the Company may in its sole discretion waive compliance with Section 2.12(c) (and the Company's failure to object promptly in writing after notification of a proposed assignment allegedly in violation of Section 2.12(c) shall be deemed to be a waiver); and provided further that any provision hereof may be waived by any waiving party on such party's own behalf, without the consent of any other party.

(b) Notwithstanding anything in this Agreement to the contrary, (i) this Agreement may not be amended, modified or terminated and the observance of any term hereof may not be waived with respect to any Investor without the written consent of such Investor, unless such amendment, modification, termination, or waiver applies to all Investors in the same fashion (it being agreed that a waiver of the provisions of Section 4 with respect to a particular transaction shall be deemed to apply to all Investors in the same fashion if such waiver does so by its terms, notwithstanding the fact that certain Investors may nonetheless, by agreement with the Company, purchase securities in such transaction); and (ii) Sections 3.1, 3.2, and 4 and any other section of this Agreement applicable to the Major Investors (including this clause (b) of this Section 6.6) may be amended, modified, terminated or waived with only (and only with) the written consent of the Company and the Investors holding a majority of the shares of Preferred Stock then outstanding and held by the Major Investors (voting together as a single class on an as converted basis).

(c) Further, notwithstanding anything in this Agreement to the contrary, Schedule A hereto may be amended by the Company from time to time to add transferees of any Registrable Securities in compliance with the terms of this Agreement without the consent of the other parties; and Schedule A hereto may also be amended by the Company after the date of this Agreement without the consent of the other parties to add information regarding any additional Investor who becomes a party to this Agreement in accordance with Section 6.9.

(d) Any amendment, modification, termination, or waiver effected in accordance with this Section 6.6 shall be binding on all parties hereto, regardless of whether any such party has consented thereto or received notice thereof.

(e) No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

6.7 Severability. In case any provision contained in this Agreement is for any reason held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality, or

unenforceability shall not affect any other provision of this Agreement, and such invalid, illegal, or unenforceable provision shall be reformed and construed so that it will be valid, legal, and enforceable to the maximum extent permitted by law.

6.8 Aggregation of Stock; Apportionment. All shares of Registrable Securities held or acquired by Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement and such Affiliates may apportion such rights as among themselves in any manner they deem appropriate.

6.9 Additional Investors. Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of Preferred Stock after the date hereof, any purchaser of such shares of Preferred Stock may become a party to this Agreement by executing and delivering a counterpart signature page to this Agreement, and thereafter shall be deemed an "Investor" for all purposes hereunder. No action or consent by the Investors shall be required for such joinder to this Agreement by such additional Investor, so long as such additional Investor has agreed in writing to be bound by all of the obligations as an "Investor" hereunder.

6.10 Entire Agreement. This Agreement (including the Schedules hereto) together with the other Transaction Agreements (as defined in the Purchase Agreement) constitute the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between or among any of the parties are expressly canceled.

6.11 Dispute Resolution. Except as (i) otherwise provided in this Agreement, or (ii) any disputes, controversies or claims arising out of either party's intellectual property rights for which a provisional remedy or equitable relief is sought, any unresolved dispute, controversy, or claim arising out of or relating to this Agreement or the breach, termination, enforcement, interpretation, or validity thereof, including the determination of the scope or applicability of this agreement to arbitrate, shall be resolved by arbitration before a single arbitrator. Such arbitrator shall be mutually agreed upon by the parties, and if no agreement can be reached within 30 days after names of potential arbitrators have been proposed by Judicial Arbitration and Mediation Services, Inc. (the "JAMS"), then JAMS shall choose one arbitrator having reasonable experience in corporate finance transactions of the type provided for in this Agreement. The arbitration shall take place in New York, New York, pursuant to the JAMS Comprehensive Arbitration Rules and Procedures, provided, however, that there shall be limited discovery prior to the arbitration hearing as follows: (a) exchange of witness lists and copies of documentary evidence and documents relating to or arising out of the issues to be arbitrated, (b) depositions of all party witnesses, and (c) such other depositions as may be allowed by the arbitrators upon a showing of good cause. Depositions shall be conducted in accordance with the New York Code of Civil Procedure, the arbitrator shall be required to provide in writing to the parties the basis for the award or order of such arbitrator, and a court reporter shall record all hearings, with such record constituting the official transcript of such proceedings. Judgement on the Award may be entered in any court having jurisdiction.

Each party will bear its own costs in respect of any disputes arising under this Agreement. Each of the parties to this Agreement consents to personal jurisdiction for any

equitable action sought in the U.S. District Court for the District of Southern District of New York or any court of the state of New York having subject matter jurisdiction.

6.12 Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power, or remedy of such nonbreaching or non-defaulting party, nor shall it be construed to be a waiver of or acquiescence to any such breach or default, or to any similar breach or default thereafter occurring, nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. All remedies, whether under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

[Signature Page Follows]

Exhibit I

Video Transcript

Standard Carbon Pitch Video

Word count: 395

CAMPAIGN VIDEO

Audio	Video	On Screen Graphics / Text	Timecode
Natan Shahar: What if every chimney could turn its exhaust into fuel? No billion-dollar oil and gas drilling networks. No waiting. Just the energy we need – produced locally, today. While other energy companies are working towards large-scale solutions—with mega-plants that will take years to launch, we chose to go smaller and cracked the code on local fuel production.	We show a busy city, then cut to a few shots of smoke stacks, pollution coming from building. Cut to oil and gas extraction rigs and networks and shipping etc. We can show titanic oil refineries and nuclear plants biogas plants aerial, cows by power plant, then cut to construction.		
We're Standard Carbon, and our proprietary, retrofit-ready Carbon Bridge™ captures the carbon dioxide in the exhaust from buildings, factories, and other industrial sites, and turns it into StandardRNG™ —a fuel equivalent to natural gas. Right there, right on site. Owners can use the fuel themselves, or sell it—keeping the money in local communities instead of sending it elsewhere. All while reducing their building's carbon footprint. Everyone wins.		L3: Natan Shahar,, Standard Carbon Founder	
And there's even more efficiency in HOW the Carbon Bridge converts emissions to fuel—by leveraging wasted electricity when it's cheapest. Wind and hydro often produce more power than the grid needs—power that would otherwise be wasted. We use that near-zero-cost energy to power our equipment. All so it can convert CO_2 into	We show the carbon bridge coupled with the graphics that show the steps involved in making it: carbon capture, smart operation, clean gas..maybe use picture in pitch deck Show wind and hydro plants here. We show chart on slide 25 of pitch deck	L3: Natan Shahar, Standard Carbon Founder & Chief Strategy Officer	

Standard Carbon Pitch Video

pipeline-grade methane fuel at or below market prices. No drilling. No pipelines. Just local energy production.	showing the energy flow to factory or gas pipeline.		
We already have our **<u>SECOND</u>** commercial installation deployed which is also our first **<u>ACTIVE</u>** U.S. deployment installed at City College in New York City. Since then, we've signed over 40 deals for Carbon Bridge installations, with real estate operators ranging from Fortune 500 companies to mom-and-pop bakeries. With 1 million buildings in NYC alone, the opportunity is massive. We're projecting a $1.7 billion pipeline by 2028 with $191 million in revenue by 2029. We have forecasted that a single large deployment can generate up to $115 million in lifetime value.	We show the city college broll and device We then show the company logos of who has signed on. We show NYC and overlay it with a graph of projections.		
NOW is the time: New York's Local Law 97 fines buildings that emit too much carbon—and by 2035, 50,000 buildings face Billions in fines. Cities like Boston, Denver, and London are also following suit.	We show the LL97 Property Type emissions over time: here We can list these cities and their laws... Show global energy demand through 2050:here		
We believe we're the best team to solve these challenges. As a New York licensed engineer, I have built my career solving technical problems or 1000's of urban	Show photos of Natan in training/ developing tech		

building owners. Our team has a track record of executing, scaling and closing hundreds of millions of dollars in deals.	Show the companies and logos of who they have worked for.		
With your help, we'll expand to accelerate manufacturing in the U.S., grow deployments globally, filling a critical gap in energy infrastructure.			
Join us in tackling clean energy locally, one building at a time. Invest in Standard Carbon today.			